                                                Filed pursuant to Rule 424(b)(4)
                                                SEC File No. 333-19569

                               1,500,000 SHARES

[LOGO OF VINTAGE            VINTAGE PETROLEUM, INC.
PETROLEUM APPEARS
HERE]                            COMMON STOCK

  The 1,500,000 shares of Common Stock, par value $.005 per share (the "Common Stock"), offered hereby (this "Offering" or the "Common Stock Offering") are being offered by Vintage Petroleum, Inc. (the "Company"). The Common Stock is listed on the New York Stock Exchange under the symbol "VPI." On January 30, 1997, the last reported sales price of the Common Stock on the New York Stock Exchange was $33 1/8 per share. See "Price Range of Common Stock and Dividends."

  Concurrent with this Offering, the Company is offering $100 million aggregate principal amount of its 8 5/8% Senior Subordinated Notes Due 2009 (the "Notes") to the public (the "Note Offering"). See "Note Offering." Consummation of this Offering is not contingent upon consummation of the Note Offering, and there can be no assurance that the Note Offering will be consummated.

  FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 11-14.

                                ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                                                       Underwriting
                                            Price to   Discounts and Proceeds to
                                             Public    Commissions*   Company+
Per Share.................................   $33.125      $1.620       $31.505
Total ++.................................. $49,687,500  $2,430,000   $47,257,500

-------
* The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

+ Before deducting expenses payable by the Company estimated to be $175,000.

++The Company has granted the Underwriters a 30-day option to purchase up to 225,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is exercised in full, the total price to public will be $57,140,625, the total underwriting discounts and commissions will be $2,794,500 and the total proceeds to the Company will be $54,346,125. See "Underwriting."

                                ---------------

  The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that delivery of the certificates therefor will be made at the offices of Dillon, Read & Co. Inc., New York, New York, on or about February 5, 1997, against payment therefor. The Underwriters include:

DILLON, READ & CO. INC.
                    SALOMON BROTHERS INC
                                  SMITH BARNEY INC.
                                                  JOHNSON RICE & COMPANY L.L.C.

                The date of this Prospectus is January 31, 1997

                              CERTAIN DEFINITIONS

  Unless the context requires otherwise, all references in this Prospectus to "Vintage" or the "Company" include Vintage Petroleum, Inc., its consolidated subsidiaries and its proportionately consolidated general partner interests in various limited partnerships and joint ventures.

  As used in this Prospectus, "Mcf" means thousand cubic feet, "MMcf" means million cubic feet, "Bcf" means billion cubic feet, "Bbl" means barrel, "MBbls" means thousand barrels, "MMBbls" means million barrels, "BOE" means equivalent barrels of oil, "MBOE" means thousand equivalent barrels of oil and "MMBOE" means million equivalent barrels of oil. Unless otherwise indicated in this Prospectus, gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60(degrees) Fahrenheit. Equivalent barrels of oil are determined using the ratio of six Mcf of gas to one Bbl of oil. The term "gross" refers to the total acres or wells in which the Company has a working interest, and "net" refers to gross acres or wells multiplied by the percentage working interest owned by the Company. "Net production" means production that is owned by the Company less royalties and production due others. The terms "net" and "net production" include 100 percent of the Company's subsidiary Cadipsa S.A. ("Cadipsa") and do not reflect reductions for minority interest ownership. The term "oil" includes crude oil, condensate and natural gas liquids. "Finding cost" means an amount per BOE equal to the sum of all costs incurred relating to oil and gas property acquisition, exploration and development activities divided by the sum of all additions and revisions to estimated proved reserves, including reserve purchases.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  The following documents heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") (File No. 1-10578) are hereby incorporated by reference in this Prospectus: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996, and September 30, 1996; (c) the Company's Current Report on Form 8-K dated July 5, 1995, and Amendment No. 1 thereto dated September 18, 1995; (d) the Company's Current Report on Form 8-K dated December 28, 1995; (e) the Company's Current Report on Form 8-K dated January 10, 1997; and (f) the description of the Common Stock contained in the Company's registration statement on Form 8-A, dated July 18, 1990, including any amendment or report heretofore or hereafter filed for the purpose of updating the description of the Common Stock contained therein.

  Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus has been delivered, on written or oral request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into such documents) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be directed to William C. Barnes, Secretary, at the Company's principal executive offices, 4200 One Williams Center, Tulsa, Oklahoma 74172, telephone number (918) 592-0101.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) included elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, all data in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Certain terms used herein are defined under "Certain Definitions."

                                  THE COMPANY

  Vintage Petroleum, Inc. ("Vintage" or the "Company") is an independent oil and gas company focused on the acquisition of producing oil and gas properties which contain the potential for increased value through exploitation and development. The Company, through its experienced management and engineering staff, has been successful in realizing such potential on prior acquisitions through workovers, recompletions, secondary recovery operations, operating cost reductions, and the drilling of development or infill wells. The Company believes that its primary strengths are its ability to add reserves at attractive prices through property acquisitions and subsequent exploitation, and its low cost operating structure. These strengths have allowed the Company to substantially increase reserves, production and cash flow during the last five years. As the Company has grown its cash flow and added to its technical staff, exploration has become a larger focus for its future growth. Planned exploration expenditures for 1997 of approximately $43 million represent 37 percent of the Company's capital budget, excluding acquisitions.

  At September 30, 1996, the Company owned and operated producing properties in 11 states, with its domestic proved reserves located primarily in four core areas: the West Coast, Gulf Coast, East Texas and Mid-Continent areas of the United States. During 1996, the Company expanded its Gulf Coast area through the acquisitions of certain oil and gas properties from Exxon Company, U.S.A. and Conoco Inc. In addition, the Company established a new core area in 1995 by acquiring 12 oil concessions, 11 of which are producing and operated by the Company, in the south flank of the San Jorge Basin in southern Argentina. The Company recently expanded its South American operations into Bolivia through the acquisition of Shamrock Ventures Boliviana Ltd. which owns and operates three blocks covering approximately 570,000 net acres in the Chaco Plains area of southern Bolivia. See "Recent Acquisitions."

  Vintage owned interests in 3,053 gross (1,934 net) producing wells in the United States as of September 30, 1996, of which approximately 81 percent are operated by the Company. Vintage owned interests in 610 gross (597 net) producing wells in Argentina as of September 30, 1996, of which approximately 97 percent are operated by the Company. As of December 31, 1995, the Company's properties had proved reserves of 199.7 MMBOE, comprised of 147.9 MMBbls of oil and 310.8 Bcf of gas, with a present value of estimated future net revenues before income taxes (utilizing a 10 percent discount rate) of $894 million and a standardized measure of discounted future net cash flows of $737 million. Since that date, acquisitions have added 28.4 MMBOE of proved reserves, as estimated by the Company as of the date of each acquisition.

  The Company has consistently achieved growth in proved reserves, production and revenues and has been profitable every full year since its founding in 1983. From the first quarter of 1993 through the third quarter of 1996, the Company increased its average net daily production from 11,200 Bbls of oil to 32,900 Bbls of oil and from 60,000 Mcf of gas to 86,300 Mcf of gas. For the year ended December 31, 1995, the Company generated revenues of $195 million and EBITDA (as defined herein) of $88 million. For the nine months ended September 30, 1996, the Company generated revenues of $223 million and EBITDA of $111 million.

BUSINESS STRATEGY

  Vintage's overall goal is to maximize its value through profitable growth in its oil and gas reserves and production. The Company has been successful at achieving this goal through its ongoing strategy of (a) acquiring producing oil and gas properties, at favorable prices, with significant exploitation potential,

(b) focusing on low risk exploitation and development activities to maximize production and ultimate reserve recovery, (c) exploring non-producing properties, (d) maintaining a low cost operating structure, and (e) maintaining financial flexibility.

  Key elements of the Company's strategy include:

  . Acquisitions of Producing Properties. The Company has an experienced management and engineering team which focuses on acquisitions of operated producing properties that meet its selection criteria which include (a) significant potential for increasing reserves and production through low risk exploitation and development, (b) attractive purchase price, and (c) opportunities for improved operating efficiency. The Company's emphasis on property acquisitions reflects its belief that continuing consolidation and restructuring activities on the part of major integrated and large independent oil companies has afforded in recent years, and should afford in the future, attractive opportunities to purchase domestic and international producing properties. This acquisition strategy has allowed the Company to rapidly grow its reserves at favorable acquisition prices. From January 1, 1993, through September 30, 1996, the Company acquired 140.1 MMBOE of proved oil and gas reserves at an average acquisition cost of $2.78 per BOE, which is significantly below the industry average. The Company replaced through acquisitions approximately 3.1 times its production of 45.5 MMBOE during the same period.

  . Exploitation and Development. The Company pursues workovers, recompletions, secondary recovery operations and other production optimization techniques on its properties, as well as development and infill drilling, to offset normal production declines and replace the Company's annual production. From January 1, 1993, through December 31, 1995, the Company spent approximately $83.9 million on exploitation and development activities. During this period, the Company's recompletion and workover activities resulted in improved production or operating efficiencies in approximately 75 percent of these operations, and the result of all of its exploitation activities, including development and infill drilling, succeeded in replacing more than 78 percent of production during this period. The Company has an extensive inventory of exploitation and development opportunities including identified projects which represent approximately a 10 year inventory at current activity levels. The Company anticipates spending approximately $33 million in the United States and approximately $40 million in Argentina during 1997 on exploitation and development projects.

  . Exploration. The Company's overall exploration strategy balances high potential international prospects with lower risk drilling in known formations in the United States and Argentina. This prospect mix and the Company's practice of risk-sharing with industry partners is intended to lower the incidence and costs of dry holes. The Company makes extensive use of geophysical studies, including 3-D seismic, which further reduce the cost and increase the success of its exploration program. From January 1, 1993, through September 30, 1996, the Company spent approximately $39.8 million on exploration activities including the drilling of 75 gross (32.65 net) exploration wells, of which approximately 69 percent gross (58 percent net) were productive. The Company has increased its 1997 exploration budget by 79 percent over 1996 to approximately $43 million with spending planned in its core areas in the United States and Argentina as well as in Block 19 of Ecuador and the Chaco Block in Bolivia.

  . Low Cost Structure. The Company is an efficient operator and capitalizes on its low cost structure in evaluating acquisition opportunities. The Company generally achieves substantial reductions in labor and other field level costs from those experienced by the previous operators. In addition, the Company targets acquisition candidates which are located in its core areas and provide opportunities for cost efficiencies through consolidation with other Vintage operations. The lower cost structure has generally allowed the Company to substantially improve the cash flow of newly acquired properties.

  . Financial Flexibility. The Company is committed to maintaining substantial financial flexibility, which management believes is important for the successful execution of its acquisition, exploitation and exploration strategy. In conjunction with the purchase of substantial oil and gas assets in 1990, 1992 and 1995, the Company completed three public equity offerings, as well as a public debt offering in 1995, which provided the Company with aggregate net proceeds of approximately $272 million. Upon consummation of the Common Stock Offering and the Note Offering and the application of the net proceeds therefrom, and after giving effect to the related borrowing base reduction, the unused portion of the Company's revolving credit facility as of January 30, 1997, would have been approximately $167.8 million ($106.4 million if only the Common Stock Offering is consummated).

RECENT ACQUISITIONS


  Since December 31, 1995, the Company has acquired, through several transactions, oil and gas properties for an aggregate purchase price of approximately $89.7 million. Most of these properties were acquired subsequent to September 30, 1996. Based on estimates prepared by the Company, proved reserves as of the dates of the various acquisitions aggregated 16.0 MMBbls of oil and 74.0 Bcf of gas, or a total of 28.4 MMBOE. These reserves were acquired at an average cost of $3.16 per BOE.

  The two most significant acquisitions made subsequent to September 30, 1996, are described below. If these properties had been acquired on January 1, 1996, these properties would have increased the Company's revenues by approximately $13.5 million, EBITDA by approximately $8.5 million and production by approximately 302 MBbls of oil and 4.0 Bcf of gas for the nine months ended September 30, 1996.

  On November 20, 1996, the Company purchased certain producing oil and gas properties and facilities from Exxon Company, U.S.A. located in south Alabama for approximately $28.2 million in cash (the "Exxon Properties"). Funds were provided by advances under the Company's revolving credit facility. The Exxon Properties include an interest in two fields totaling approximately 5,000 net acres with a total of 17 gross (9.9 net) productive wells with current net daily production of approximately 1,450 Bbls of oil and liquids and 2,800 Mcf of gas. All of the wells are now operated by the Company.

  Also during November 1996, the Company agreed to purchase 100 percent of the outstanding common stock of Shamrock Ventures Boliviana Ltd. ("Shamrock") from affiliates of Ultramar Diamond Shamrock Corporation for approximately $29.0 million in cash. In addition, at closing on January 7, 1997, the Company repaid all of Shamrock's existing bank debt (approximately $9.2 million). Funds for the purchase of the stock and the repayment of debt were provided by advances under the Company's revolving credit facility. Shamrock's assets include (a) oil and gas properties valued at $35.5 million (including the effect of approximately $6.6 million of deferred income taxes recorded under the purchase method of accounting), and (b) inventory, receivables, cash and other assets net of liabilities (other than bank debt repaid at closing) of approximately $9.3 million. The oil and gas properties of Shamrock consist of three blocks, totaling approximately 570,000 net acres, in the Chaco Plains area of southern Bolivia. The properties consist of a 100 percent interest in the Chaco and Porvenir blocks, and a 50 percent interest in the Nupuco block. Proved reserves at the time of acquisition, as estimated by the Company, were 53.2 Bcf of gas and 5.1 MMBbls of oil. Current net daily production is approximately 14,500 Mcf of gas and 230 Bbls of condensate. Recent realized prices on the properties were $1.23 per Mcf of gas and $21.00 per Bbl of condensate. The purchase also included a 29 mile gas pipeline and an interest in a gas processing plant with a capacity of 110 MMcf per day. The Company believes that the Shamrock properties contain substantial upside potential which may be realized through exploitation and future exploration. See "Recent Acquisitions."

                                  THE OFFERING

Common Stock offered........  1,500,000 shares

Common Stock to be
outstanding after this
Offering....................  25,600,502 shares(1)

Use of proceeds.............  The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $47.1 million. Such net proceeds will be used to repay a portion of existing indebtedness under the Company's revolving credit facility (the "Bank Facility"). See "Use of Proceeds."

New York Stock Exchange
Symbol......................  VPI

Note Offering...............  Concurrent with this Offering, the Company is offering $100 million aggregate principal amount of Notes to the public. This Offering is not contingent upon consummation of the Note Offering, and there can be no assurance that the Note Offering will be consummated. See "Note Offering."
--------
(1) Does not include (a) 225,000 shares of Common Stock that may be sold by the Company upon exercise of the Underwriters' over-allotment option and (b) 1,304,102 shares of Common Stock reserved for issuance pursuant to outstanding stock options.

                             SUMMARY FINANCIAL DATA
  The following table presents summary financial information for the periods indicated and should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Significant acquisitions of producing oil and gas properties affect the comparability of the financial data for the periods presented below.

                            NINE MONTHS ENDED
                              SEPTEMBER 30,           YEARS ENDED DECEMBER 31,
                          ----------------------  ----------------------------------
                             1996        1995        1995        1994        1993
                          ----------  ----------  ----------  ----------  ----------
                               (UNAUDITED)
                           (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues:
 Oil and gas sales......  $  185,847  $  112,809  $  160,254  $  141,357  $  113,259
 Oil and gas gathering..      15,310       8,472      12,380      14,635       7,861
 Gas marketing..........      21,519      13,631      20,912      27,285      36,175
 Other income...........         659       1,461       1,251       2,375       2,732
                          ----------  ----------  ----------  ----------  ----------
                             223,335     136,373     194,797     185,652     160,027
                          ----------  ----------  ----------  ----------  ----------
Costs and expenses:
 Lease operating,
  including production
  taxes.................      67,606      47,520      66,771      59,292      44,930
 Oil and gas gathering..      12,838       6,636       9,511      12,294       5,869
 Gas marketing..........      19,885      12,210      18,839      24,963      34,406
 General and
  administrative........      12,026       8,258      11,601       8,889       6,066
 Depreciation, depletion
  and amortization......      51,313      36,875      52,257      45,774      33,335
 Interest...............      22,467      13,379      20,178      12,002       6,943
                          ----------  ----------  ----------  ----------  ----------
                             186,135     124,878     179,157     163,214     131,549
                          ----------  ----------  ----------  ----------  ----------
Income before income
 taxes, minority
 interest and cumulative
 effect of accounting
 change.................      37,200      11,495      15,640      22,438      28,478
Provision (benefit) for
 income taxes:
 Current................       2,061         687        (955)      1,576       3,962
 Deferred...............       7,982       3,895       6,034       6,933       7,727
Minority interest in
 (income) loss of
 subsidiary(a)..........        (361)        662         800         --          --
                          ----------  ----------  ----------  ----------  ----------
Income before cumulative
 effect of accounting
 change.................      26,796       7,575      11,361      13,929      16,789
Cumulative effect of
 accounting change(b)...         --          --          --          --        1,725
                          ----------  ----------  ----------  ----------  ----------
Net income..............  $   26,796  $    7,575  $   11,361  $   13,929  $   18,514
                          ==========  ==========  ==========  ==========  ==========
Weighted average common
 shares outstanding.....      24,454      21,322      21,276      21,174      20,830
EARNINGS PER SHARE:
Income before cumulative
 effect of accounting
 change.................  $     1.10  $      .36  $      .53  $      .66  $      .81
Net income..............        1.10         .36         .53         .66         .89
CASH FLOW DATA:
Cash provided (used) by:
 Operating activities...  $   82,947  $   48,904  $   54,199  $   58,670  $   52,219
 Investing activities...    (100,699)   (120,925)   (187,251)    (70,668)   (146,126)
 Financing activities...      20,546      73,134     135,166      11,867      93,900
BALANCE SHEET DATA (end
 of period):
Property, plant and
 equipment, net.........  $  623,092  $  521,751  $  577,746  $  366,665  $  346,034
Total assets............     701,358     572,143     647,539     407,752     384,461
Total debt..............     344,309     309,140     323,776     193,864     181,480
Minority interest(a)....       2,286      11,618       3,922         --          --
Stockholders' equity....     251,232     169,702     223,960     155,993     143,392
OTHER FINANCIAL DATA:
Dividends declared per
 share..................  $      .08  $      .07  $      .09  $      .07  $      .05
EBITDA(c)...............     110,980      61,749      88,075      80,214      68,756
Ratio of EBITDA to
 interest expense.......         4.9x        4.6x        4.4x        6.7x        9.9x
Ratio of earnings to
 fixed charges(d).......         2.7x        1.9x        1.8x        2.9x        5.0x

                         (see notes on following page)

--------
(a) Reflects the minority interest in Cadipsa S.A. See consolidated financial statements and the notes thereto of the Company included elsewhere in this Prospectus.
(b) Represents the cumulative effect on prior years of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."
(c) EBITDA as presented herein is generally defined as income before cumulative effect of accounting change, provision for income taxes, interest, depreciation, depletion, amortization and certain other non-cash charges. EBITDA is included as a supplemental disclosure because it is commonly accepted as providing useful information regarding a company's ability to service and incur debt. EBITDA, however, should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. If the Exxon Properties and Shamrock had been acquired on January 1, 1996, these properties would have increased the Company's EBITDA by approximately $8.5 million for the nine months ended September 30, 1996. See "Recent Acquisitions."
(d) For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income of the Company and its subsidiaries before income taxes and fixed charges. Fixed charges consist of interest expense, including amortization of financing costs and any discount or premium related to any indebtedness.

                     SUMMARY OPERATING AND RESERVE DATA (A)
                                  (Unaudited)

                             NINE MONTHS ENDED
                               SEPTEMBER 30,       YEARS ENDED DECEMBER 31,
                             -------------------- ----------------------------
                               1996        1995     1995      1994      1993
                             --------    -------- --------  --------  --------
Production:
 Oil (MBbls)................    8,649       5,310    7,608     6,657     4,785
 Gas (MMcf).................   24,535      22,489   30,610    28,884    22,504
 Oil equivalent (MBOE)......   12,738       9,058   12,710    11,471     8,536
Average sales prices:
 Oil (per Bbl).............. $  16.66(b) $  15.33   $15.26    $13.53    $14.14
 Gas (per Mcf)..............     1.70        1.42     1.46      1.78      2.03
Production costs (per
 BOE)(c)....................     5.31        5.25     5.25      5.17      5.26
Three-year average finding
 cost (per BOE)(d)..........      N/A         N/A     2.98      3.23      3.34
Proved reserves (end of
 period):
 Oil (MBbls)................      N/A         N/A  147,871    70,789    63,277
 Gas (MMcf).................      N/A         N/A  310,762   281,638   273,142
 Total proved reserves
  (MBOE)....................      N/A         N/A  199,665   117,729   108,801
 Proved developed reserves
  (MBOE)....................      N/A         N/A  145,790    91,722    88,976
Annual reserve replacement
 ratio(e)...................      N/A         N/A      747%      179%      504%
Estimated reserve life (in
 years)(f)..................      N/A         N/A     15.7      10.3      12.7
Present value of estimated
 future net revenues before
 income taxes (discounted at
 10%) (in thousands)........      N/A         N/A $894,249  $446,987  $359,978
Standardized measure of
 discounted future net cash
 flows (in thousands).......      N/A         N/A  736,546   385,721   339,701

--------
(a) Significant acquisitions of producing oil and gas properties affect the comparability of the operating data for the periods presented.
(b) During the first nine months of 1996, the impact of oil hedges reduced the Company's overall average oil price $1.17 to $16.66 per Bbl.
(c) Includes lease operating costs and production and ad valorem taxes.
(d) Represents the average finding cost per BOE during the three years ended December 31 of the year shown in the column. See "Certain Definitions."
(e) The annual reserve replacement ratio is a percentage determined on a BOE basis by dividing the estimated reserves added during a year from exploitation, development and exploration activities, acquisitions of proved reserves and revisions of previous estimates, excluding property sales, by the oil and gas volumes produced during that year.
(f) Estimated reserve life is calculated on a BOE basis by dividing the total estimated proved reserves at year-end by the total production during the year. This calculation can be affected by the timing of major acquisitions. For example, major acquisitions were made during the second half of 1995 which resulted in an estimated reserve life of 15.7 years for 1995. This compares to an estimated reserve life of 12.0 years for 1995 based on annualized first quarter 1996 production.

                        SUMMARY OIL AND GAS RESERVE DATA

  The following table sets forth summary information with respect to the estimates of the Company's proved oil and gas reserves at December 31, 1995, as evaluated by Netherland, Sewell & Associates, Inc. For additional information relating to the Company's oil and gas reserves, see "Business--Reserves," "Recent Acquisitions" and Note 9 "Supplementary Financial Information for Oil and Gas Producing Activities" to the Company's consolidated financial statements included elsewhere in this Prospectus.

                                                        PROVED RESERVES AT
                                                         DECEMBER 31, 1995
                                                   -----------------------------
                                                   DEVELOPED UNDEVELOPED  TOTAL
                                                   --------- ----------- -------
United States:
  Oil (MBbls).....................................   63,791    16,436     80,227
  Gas (MMcf)......................................  270,427    40,335    310,762
  MBOE............................................  108,862    23,159    132,021
Argentina:
  Oil (MBbls).....................................   36,928    30,716     67,644
Total:
  Oil (MBbls).....................................  100,719    47,152    147,871
  Gas (MMcf)......................................  270,427    40,335    310,762
  MBOE............................................  145,790    53,875    199,665

                                 RISK FACTORS

  Prospective purchasers of the Common Stock offered hereby should carefully consider the following risk factors, as well as the other information set forth in this Prospectus.

INDUSTRY CONDITIONS; IMPACT ON COMPANY'S OPERATING RESULTS

  The Company's revenues, operating results and future rate of growth are substantially dependent upon prevailing prices for oil and gas. Historically, oil and gas prices and markets have been volatile, and they are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include political conditions in oil producing regions, including the Middle East, the domestic and foreign supply of oil and gas, the level of consumer demand, weather conditions, domestic and foreign government regulations, the price and availability of alternative fuels and overall economic conditions. In addition, various factors, including the capacity and availability of oil and gas gathering systems and pipelines, the effect of federal and state regulation of production and transportation, general economic conditions, changes in supply due to drilling by other producers and changes in demand, may adversely affect the Company's ability to market its oil and gas production.

SUBSTANTIAL LEVERAGE

  At September 30, 1996, on an as adjusted combined basis, the Company would have had long-term debt of $358.4 million as compared to stockholders' equity of $298.3 million ($355.7 million and $298.3 million, respectively, if the Note Offering is not consummated) resulting in a long-term debt to total capitalization ratio of 54 percent (54 percent if the Note Offering is not consummated). See "Capitalization." Following the completion of the Note Offering, the Company will have the ability to incur additional indebtedness under the indenture governing the Notes and the indenture governing the Company's 9% Senior Subordinated Notes Due 2005 (the "9% Notes") and will have significant borrowing capacity under its revolving credit facility (the "Bank Facility"). The Company's ability to meet its debt service obligations and reduce total indebtedness will be dependent not only upon its future drilling and production performance, but also on oil and gas prices, general economic conditions and financial, business and other factors affecting its operations, many of which are beyond its control. The Company's historical focus has been and is expected to continue to be the acquisition, exploitation, development and exploration of producing oil and gas properties. Each of these activities requires substantial capital. The Company may finance such capital expenditures in the future through the incurrence of additional indebtedness. The degree to which the Company is leveraged could have important consequences to the holders of Common Stock including (a) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes may be limited; (b) a portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes; (c) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to changes in, its business; (d) the Company is more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; (e) the Company's level of indebtedness may make it more vulnerable in the event of a downturn in its business; and (f) the terms of certain of the Company's indebtedness permit its creditors to accelerate payments upon certain events of default or a change of control of the Company. Currently, an instrument of indebtedness of one of the Company's foreign subsidiaries restricts its ability to pay dividends and other distributions to the Company, and the respective indentures governing the Notes and the 9% Notes permit foreign subsidiaries of the Company to agree to similar restrictions in the future.

RELIANCE ON DEVELOPMENT OF ADDITIONAL RESERVES; ACQUISITION RISKS

  The Company's future performance is dependent upon its ability to find or acquire additional oil and gas reserves that are economically recoverable. Unless the Company successfully replaces the reserves that it produces, the Company's reserves will decline, resulting eventually in a decrease in oil and gas production and lower revenues and cash flow from operations.

  The Company in the past has focused, and expects to continue to focus, on acquiring producing oil and gas properties to replace reserves. Although the Company performs a review of the acquired properties that it believes is consistent with industry practice, such reviews are inherently incomplete. In general, it is not feasible to review in-depth each individual property being acquired. Ordinarily, the Company will focus its review efforts on the higher-valued properties and will sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems nor will it permit the Company to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not always be performed on each well included in an acquisition, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is performed. In addition, competition for producing oil and gas properties is intense and many of the Company's competitors have financial and other resources substantially in excess of those available to the Company. Therefore, no assurance can be given that the Company will be able to acquire producing oil and gas properties that contain economically recoverable reserves or that it will make such acquisitions at acceptable prices.

  The Company historically has succeeded in replacing reserves through exploitation, development and exploration. The Company has conducted such activities on its existing oil and gas properties as well as on newly acquired properties. However, no assurance can be given that the Company will continue to replace reserves from such activities at acceptable costs. In addition, exploitation, development and exploration involve numerous risks, including depositional or trapping uncertainties or other conditions that may result in dry holes, the failure to produce oil and gas in commercial quantities and the inability to fully produce discovered reserves.

UNCERTAINTIES IN ESTIMATING RESERVES AND FUTURE NET REVENUES; IMPAIRMENT OF OIL AND GAS ASSETS

  There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of developmental expenditures, including many factors beyond the control of the producer. The reserve data set forth in this Prospectus or incorporated by reference herein represent only estimates. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not prove to be correct over time. The level of future oil and gas production is subject to a number of uncertainties including the degree to which the Company is successful in acquiring or developing additional reserves. See "--Reliance on Development of Additional Reserves; Acquisition Risks."

  The Company accounts for its oil and gas producing activities under the full cost method. This method imposes certain limitations on the carrying (book) value of proved oil and gas properties and requires a writedown of such assets for accounting purposes if such limits are exceeded. The risk that the Company will be required to write down the carrying value of its oil and gas properties increases as oil and gas prices decline or remain depressed. If a writedown is required, it would result in a non-cash charge to earnings. If declines in oil and gas prices are severe, the Company's borrowing base under the Bank Facility may be reduced. In the event debt outstanding under the Bank Facility exceeds the amount of the revised borrowing base, the Company would be required to make a principal repayment to bring the total amount of debt outstanding in compliance with the revised borrowing base. In the past, the Company has not been required to writedown its oil and gas properties or make a mandatory prepayment under the Bank Facility. However, no assurance can be given that the Company will not be required to make such a writedown or make such a mandatory prepayment in the future.

RISKS OF INTERNATIONAL OPERATIONS

  International investments represent approximately 34 percent of the Company's total proved reserves at December 31, 1995, and are expected to represent a significant portion of the Company's total assets in the future. The Company continues to evaluate international investment opportunities but currently has no binding agreements or commitments to make any material international acquisitions.

  The Company's foreign properties, operations or investments may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, expropriation, import and export regulations and other foreign laws or policies as well as by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts in the United States. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

RISKS OF HEDGING TRANSACTIONS

  The Company has previously engaged in oil and gas hedging activities and intends to continue to consider various hedging arrangements to realize commodity prices which it considers favorable. Currently, oil hedges for the calendar year 1997 cover 2.738 MMBbls at an average NYMEX reference price of $19.26. The impact of changes in the market prices for oil and gas on the Company's average realized prices may be reduced from time to time based on the level of the Company's hedging activities. These hedging arrangements may limit potential gains by the Company if the market prices for oil and gas were to rise substantially over the price established by the hedge. In addition, the Company's hedging arrangements expose the Company to the risk of financial loss in certain circumstances, including instances in which (a) production is less than expected, (b) there is a widening of price differentials between delivery points for the Company's production and the NYMEX reference price, or
(c) the counterparties to the Company's hedging arrangements fail to honor their financial commitments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

RISKS RELATING TO A CHANGE OF CONTROL

  In the event of a Change of Control (as defined in the respective indentures governing the Notes and the 9% Notes), holders of the Notes, the 9% Notes and all then outstanding indebtedness pari passu with the Notes that contains similar change of control provisions will have the right to require the Company, subject to certain conditions, to repurchase all or any part of such holders' notes at a price equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. Existing senior indebtedness and existing senior subordinated indebtedness includes, and future indebtedness may include, change of control provisions pursuant to which the Company would be required to repurchase, or the lender could demand repayment of, upon a change of control (as defined thereunder), the indebtedness due thereunder. Upon such an occurrence, the Company would be required to redeem or repay such senior indebtedness before repurchasing the Notes, the 9% Notes and all then outstanding indebtedness pari passu with the Notes that contains similar change of control provisions. Furthermore, no assurance can be given that the Company would have sufficient funds available or could obtain the financing required to repurchase the Notes, the 9% Notes and such other outstanding indebtedness that is pari passu with the Notes tendered by holders following a Change of Control. If a Change of Control occurred and the Company had inadequate funds or financing available to pay for Notes, 9% Notes and such other outstanding indebtedness that is pari passu with the Notes tendered for repurchase, an event of default would be triggered under the indenture governing the Notes and under the indentures governing the 9% Notes and such other outstanding indebtedness that is pari passu with the Notes, each of which could have adverse consequences for the Company.

OPERATING HAZARDS; UNINSURED RISKS

  The Company's operations are subject to all of the risks and hazards typically associated with the exploitation, development and exploration for, the production of, and the transportation of oil and gas. Operating risks include but are not limited to fires, explosions, formations with abnormal pressures, blowouts, cratering and oil spills and other natural disasters, any of which could result in loss to human life, significant damage to property, environmental pollution, impairment of the Company's operations and substantial losses to the Company. In accordance with customary industry practice, the Company maintains insurance against some, but not all, of such risks and some, but not all, of such losses. The occurrence of such an event not fully covered by insurance could have a material adverse effect on the financial position and operations of the Company.

GOVERNMENTAL AND ENVIRONMENTAL REGULATION

  The Company's business is subject to certain foreign, federal, state and local laws and regulations relating to the exploration for and development, production and marketing of oil and gas, including environmental and safety matters. Such laws and regulations have generally become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Such laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning the Company's oil and gas wells and other facilities.

  The Company has expended significant resources to comply with certain laws and environmental regulations and anticipates that it will continue to do so in the future. Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance with such requirements. There can be no assurance given that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect the Company's business.

COMPETITION

  The oil and gas industry is highly competitive. The Company competes in the areas of property acquisitions and the development, production and marketing of oil and natural gas with major oil companies, other independent oil and natural gas concerns and individual producers and operators. The Company also competes with major and independent oil and natural gas concerns in recruiting and retaining qualified employees. Many of these competitors have substantially greater financial and other resources than the Company.

CONTROL BY CERTAIN STOCKHOLDERS

  Upon the completion of this Offering, the current officers and directors of the Company as a group will own at least 32 percent of the outstanding Common Stock. Consequently, these stockholders may be in a position to effectively control the affairs of the Company, including the election of all of the Company's directors and the approval or prevention of certain corporate transactions which require majority stockholder approval.

CERTAIN ANTI-TAKEOVER PROVISIONS

  The Company's Restated Certificate of Incorporation and Restated By-laws and the Delaware General Corporation Law contain provisions that may have the effect of discouraging unsolicited takeover proposals for the Company that a stockholder might consider to be in that stockholder's best interest. These provisions, among other things, provide for a classified board of directors, restrict the ability of stockholders to take action by written consent, authorize the board of directors to designate the terms of and issue new series of preferred stock, limit the personal liability of directors, require the Company to indemnify directors and officers to the fullest extent permitted by applicable law and impose restrictions on business combinations with certain interested parties. See "Description of Capital Stock--Possible Anti-takeover Provisions." In addition, certain provisions included in the Bank Facility, the Notes and the 9% Notes will require the Company to prepay indebtedness outstanding thereunder upon a change of control (as defined therein) of the Company.

                          FORWARD-LOOKING STATEMENTS

  This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Prospectus which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), wells to be drilled or reworked, oil and gas prices and demand, exploitation and exploration prospects, development and infill potential, drilling prospects, expansion and other development trends of the oil and gas industry, business strategy, production of oil and gas reserves, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in this Prospectus; general economic, market or business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulations; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations. The Company assumes no obligation to update any such forward-looking statements.

                                 NOTE OFFERING

  Concurrent with this Offering, the Company is offering $100 million aggregate principal amount of its Senior Subordinated Notes Due 2009 (the "Notes"). This Offering and the Note Offering are not contingent upon each other and there can be no assurance that the Note Offering will be consummated.

  The Indenture for the Notes contains limitations on, among other things, (a) the ability of the Company to incur additional indebtedness, (b) the payment of dividends and other distributions with respect to the capital stock of the Company and the purchase, redemption or retirement of capital stock of the Company, (c) the making of certain investments, (d) the incurrence of certain liens, (e) asset sales, (f) the issuance and sale of capital stock of restricted subsidiaries, (g) transactions with affiliates, (h) payment restrictions affecting restricted subsidiaries, and (i) certain consolidations, mergers and transfers of assets.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $47.1 million. Such net proceeds will be used to reduce a portion of existing indebtedness under the Company's Bank Facility. At January 30, 1997, the outstanding balance under the Bank Facility totaled approximately $238.0 million, with an average interest rate of approximately 6.6 percent. The Company's indebtedness under the Bank Facility was incurred, in part, to finance the Company's acquisitions of oil and gas reserves, including the acquisitions of Shamrock and the Exxon Properties. For additional information regarding the term and the interest rate of the indebtedness under the Bank Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity."

  If the concurrent Note Offering is consummated, the net proceeds from that offering to the Company are estimated to be approximately $96.4 million. Such net proceeds will also be used to reduce a portion of existing indebtedness under the Bank Facility.

                                CAPITALIZATION

  The following table sets forth at September 30, 1996: (a) the historical capitalization of the Company, (b) the as adjusted capitalization of the Company after giving effect to the debt incurred to purchase the Exxon Properties and the acquisition of Shamrock (see "Recent Acquisitions"), and the Common Stock Offering and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds," and (c) the as adjusted combined capitalization of the Company after giving effect to (b) above and the Note Offering and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds." This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                              SEPTEMBER 30, 1996
                                      ----------------------------------------
                                                 AS ADJUSTED
                                                 COMMON STOCK
                                                 OFFERING AND      AS ADJUSTED
                                      HISTORICAL ACQUISITIONS       COMBINED
                                      ---------- ------------      -----------
                                                (IN THOUSANDS)
Current portion of long-term debt.... $   7,929   $   7,929         $   7,929
                                      =========   =========         =========
Long-term debt:
  Bank Revolving Loan Facility....... $ 164,800   $ 184,118(a)(b)   $  87,710(c)
  9% Senior Subordinated Notes Due
   2005, net of discount.............   149,623     149,623           149,623
  Note Offering Notes, net of
   discount..........................       --          --             99,158
  International Finance Corporation
   Note..............................    21,957      21,957            21,957
                                      ---------   ---------         ---------
    Total long-term debt.............   336,380     355,698           358,448
                                      ---------   ---------         ---------
Minority interest....................     2,286       2,286             2,286
                                      ---------   ---------         ---------
Stockholders' equity:
  Common stock(d)....................       120         128(b)            128
  Capital in excess of par value.....   152,121     199,196(b)        199,196
  Retained earnings..................    98,991      98,991            98,991
                                      ---------   ---------         ---------
    Total stockholders' equity.......   251,232     298,315           298,315
                                      ---------   ---------         ---------
Total capitalization................. $ 589,898   $ 656,299         $ 659,049
                                      =========   =========         =========

--------
(a) Reflects additional borrowings of $66.4 million to fund the acquisitions of the Exxon Properties and Shamrock.
(b) Reflects the issuance of 1,500,000 shares of Common Stock by the Company at the public offering price of $33.125 per share, resulting in estimated net proceeds of $47.1 million, of which $7,500 (equal to the par value of the shares issued) is reflected in Common stock and $47.1 million is reflected in Capital in excess of par value. Net proceeds from the Common Stock Offering are applied to reduce borrowings under the Bank Facility. See "Use of Proceeds."
(c) Reflects the reduction in borrowings resulting from the application of the estimated $96.4 million net proceeds from the Note Offering.
(d) There were 24,100,502 shares of Common Stock issued and outstanding prior to the Common Stock Offering, and 25,600,502 shares outstanding after giving effect to the Common Stock Offering. The number of shares of Common Stock outstanding excludes (a) 225,000 shares of Common Stock that may be sold by the Company upon exercise of the Underwriters' over-allotment option, and (b) 1,304,102 shares of Common Stock reserved for issuance upon exercise of outstanding options granted under the Company's 1983 Stock Option Plan, 1990 Stock Plan and Non-Management Director Stock Option Plan, at an average exercise price of $16.45 per share. In addition, an aggregate of 792,000 shares are available to be granted under these Plans.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock commenced trading on the New York Stock Exchange on August 3, 1990, under the symbol "VPI." The following table sets forth the high and low sale prices per share of Common Stock, as reported in the New York Stock Exchange composite transactions, and the cash dividends paid per share of Common Stock, for the periods indicated:

                                                                       DIVIDENDS
                                                        HIGH    LOW      PAID
                                                        ----    ---    ---------
1995:
  First quarter........................................ $20     $16      $.02
  Second quarter....................................... 21 5/8  18 1/4    .02
  Third quarter........................................ 21 3/4   17       .02
  Fourth quarter....................................... 22 1/2  19 1/8    .025
1996:
  First quarter........................................ 22 1/2  19 1/8    .025
  Second quarter....................................... 26 3/4   19       .025
  Third quarter........................................ 29 7/8  22 3/8    .025
  Fourth quarter....................................... 34 3/4  28 3/4    .03
1997:
  First quarter (through January 30)................... 37 3/8  32 3/8    .03

  On January 30, 1997, the last reported sales price of the Common Stock on the New York Stock Exchange was $33 1/8 per share. Substantially all of the Company's stockholders maintain their shares in "street name" accounts and are not, individually, stockholders of record. As of December 31, 1996, the Common Stock was held by approximately 82 holders of record and approximately 2,500 beneficial owners.

  The Company began paying a quarterly dividend in the fourth quarter of 1992 and expects to continue paying a regular quarterly cash dividend. The determination of the amount of future cash dividends, if any, to be declared and paid, however, will depend upon, among other things, the Company's financial condition, funds from operations, the level of its capital expenditures and its future business prospects. The Company's credit arrangements (including the Notes in the event the Note Offering is consummated and the 9% Notes), contain certain restrictions on the payment of dividends, the most restrictive of which prohibit the payment of dividends if such payments would reduce Net Worth, as defined in the Bank Facility, below the sum of $200 million plus 75 percent of net proceeds of any future equity offerings ($235.3 million based on estimated net proceeds from this Offering). Net Worth was approximately $251.2 million at September 30, 1996 ($298.3 million as adjusted for the estimated net proceeds from this Offering).

                     SELECTED FINANCIAL AND OPERATING DATA

  The financial data presented in the table below for and at the end of each of the years in the five-year period ended December 31, 1995, are derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants. The financial data presented in the table below for and at the end of each of the nine-month periods ended September 30, 1996 and 1995, are derived from the unaudited consolidated financial statements of the Company. In the opinion of management of the Company, such unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the nine months ended September 30, 1996, are not necessarily indicative of the results to be achieved for the full year.

  The data presented below should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Significant acquisitions of producing oil and gas properties affect the comparability of the financial and operating data for the periods presented below.

                              NINE MONTHS
                                 ENDED
                             SEPTEMBER 30,                YEARS ENDED DECEMBER 31,
                          -------------------- -------------------------------------------------
                            1996       1995      1995       1994      1993      1992     1991
                          ---------  --------- ---------  --------- --------- ------------------
                              (UNAUDITED)
                          (IN THOUSANDS, EXCEPT RATIOS, OPERATING DATA AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues:
 Oil and gas sales......  $ 185,847  $ 112,809 $ 160,254  $ 141,357 $ 113,259 $ 61,194 $ 43,392
 Oil and gas gathering..     15,310      8,472    12,380     14,635     7,861    7,775    9,013
 Gas marketing..........     21,519     13,631    20,912     27,285    36,175   31,097   17,221
 Other income...........        659      1,461     1,251      2,375     2,732    1,384    4,353
                          ---------  --------- ---------  --------- --------- -------- --------
                            223,335    136,373   194,797    185,652   160,027  101,450   73,979
                          ---------  --------- ---------  --------- --------- -------- --------
Costs and expenses:
 Lease operating,
  including production
  taxes.................     67,606     47,520    66,771     59,292    44,930   26,334   19,146
 Oil and gas gathering..     12,838      6,636     9,511     12,294     5,869    5,901    6,894
 Gas marketing..........     19,885     12,210    18,839     24,963    34,406   29,536   16,652
 General and
  administrative........     12,026      8,258    11,601      8,889     6,066    4,064    3,168
 Depreciation, depletion
  and amortization......     51,313     36,875    52,257     45,774    33,335   17,374   12,927
 Interest...............     22,467     13,379    20,178     12,002     6,943    4,497    4,244
                          ---------  --------- ---------  --------- --------- -------- --------
                            186,135    124,878   179,157    163,214   131,549   87,706   63,031
                          ---------  --------- ---------  --------- --------- -------- --------
Income before income
 taxes, minority
 interest and cumulative
 effect of accounting
 change.................     37,200     11,495    15,640     22,438    28,478   13,744   10,948
Provision (benefit) for
 income taxes:
 Current................      2,061        687      (955)     1,576     3,962    1,650    2,367
 Deferred...............      7,982      3,895     6,034      6,933     7,727    3,441    1,793
Minority interest in
 (income) loss of
 subsidiary(a)..........       (361)       662       800        --        --       --       --
                          ---------  --------- ---------  --------- --------- -------- --------
Income before cumulative
 effect of accounting
 change.................     26,796      7,575    11,361     13,929    16,789    8,653    6,788
Cumulative effect of
 accounting change(b)...        --         --        --         --      1,725      --       --
                          ---------  --------- ---------  --------- --------- -------- --------
Net income..............  $  26,796  $   7,575 $  11,361  $  13,929 $  18,514 $  8,653 $  6,788
                          =========  ========= =========  ========= ========= ======== ========
Weighted average common
 shares outstanding.....     24,454     21,322    21,276     21,174    20,830   16,861   16,720

                              NINE MONTHS
                                 ENDED
                             SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                          ----------------------  -----------------------------------------------------
                            1996         1995       1995       1994       1993       1992       1991
                          ---------    ---------  ---------  ---------  ---------  ---------  ---------
                              (UNAUDITED)
                           (IN THOUSANDS, EXCEPT RATIOS, OPERATING DATA AND PER SHARE AMOUNTS)
EARNINGS PER SHARE:
Income before cumulative
 effect of accounting
 change.................  $    1.10    $     .36  $     .53  $     .66  $     .81  $     .51  $     .41
Net income..............       1.10          .36        .53        .66        .89        .51        .41
CASH FLOW DATA:
Cash provided (used) by:
 Operating activities...  $  82,947    $  48,904  $  54,199  $  58,670  $  52,219  $  28,949  $  19,393
 Investing activities...   (100,699)    (120,925)  (187,251)   (70,668)  (146,126)  (122,637)   (30,882)
 Financing activities...     20,546       73,134    135,166     11,867     93,900     93,923     11,345
BALANCE SHEET DATA (end
 of period):
Property, plant and
 equipment, net.........  $ 623,092    $ 521,751  $ 577,746  $ 366,665  $ 346,034  $ 228,778  $ 126,286
Total assets............    701,358      572,143    647,539    407,752    384,461    259,887    143,897
Total debt..............    344,309      309,140    323,776    193,864    181,480    133,375     41,957
Minority interest(a)....      2,286       11,618      3,922        --         --         --         --
Stockholders' equity....    251,232      169,702    223,960    155,993    143,392     78,696     69,828
OTHER FINANCIAL DATA:
Dividends declared per
 share..................  $     .08    $     .07  $     .09  $     .07  $     .05  $     .02  $      --
EBITDA(c)...............    110,980       61,749     88,075     80,214     68,756     35,615     28,119
Ratio of EBITDA to
 interest expense.......        4.9x         4.6x       4.4x       6.7x       9.9x       7.9x       6.6x
Ratio of earnings to
 fixed charges(d).......        2.7x         1.9x       1.8x       2.9x       5.0x       4.0x       3.6x
SELECTED OPERATING DATA
 (Unaudited):
Production:
 Oil (MBbls)............      8,649        5,310      7,608      6,657      4,785      1,978      1,388
 Gas (MMcf).............     24,535       22,489     30,610     28,884     22,504     14,592     11,411
 Oil equivalent (MBOE)..     12,738        9,058     12,710     11,471      8,536      4,410      3,290
Average sales prices:
 Oil (per Bbl)..........  $   16.66(e) $   15.33  $   15.26  $   13.53  $   14.14  $   17.88  $   19.39
 Gas (per Mcf)..........       1.70         1.42       1.46       1.78       2.03       1.77       1.44
Production costs (per
 BOE)(f)................       5.31         5.25       5.25       5.17       5.26       5.97       5.82
Three-year average
 finding cost
 (per BOE)(g)...........        N/A          N/A       2.98       3.23       3.34       3.39       4.06
Proved reserves (end of
 period):
 Oil (MBbls)............        N/A          N/A    147,871     70,789     63,277     40,209     17,061
 Gas (MMcf).............        N/A          N/A    310,762    281,638    273,142    206,582    137,712
 Total proved reserves
  (MBOE)................        N/A          N/A    199,665    117,729    108,801     74,639     40,013
 Proved developed
  reserves (MBOE).......        N/A          N/A    145,790     91,722     88,976     61,581     31,620
Annual reserve
 replacement ratio(h)...        N/A          N/A        747%       179%       504%       891%       215%
Estimated reserve life
 (in years)(i)..........        N/A          N/A       15.7       10.3       12.7       11.5       12.2
Present value of
 estimated future net
 revenues before income
 taxes (discounted at
 10%)
 (in thousands).........        N/A          N/A  $ 894,249  $ 446,987  $ 359,978  $ 335,941  $ 160,021
Standardized measure of
 discounted future net
 cash flows
 (in thousands).........        N/A          N/A    736,546    385,721    339,701    274,443    131,533

--------
(a) Reflects the minority interest in Cadipsa. See the consolidated financial statements and the notes thereto of the Company included elsewhere in this Prospectus.
(b) Represents the cumulative effect on prior years of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."
(c) EBITDA as presented herein is generally defined as income before cumulative effect of accounting change, provision for income taxes, interest, depreciation, depletion, amortization and certain other non-cash charges. EBITDA is included as a supplemental disclosure because it is commonly accepted as providing useful information regarding a company's ability to service and incur debt. EBITDA, however, should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. If the Exxon Properties and Shamrock had been acquired on January 1, 1996, these properties would have increased the Company's EBITDA by approximately $8.5 million for the nine months ended September 30, 1996. See "Recent Acquisitions."
(d) For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income of the Company and its subsidiaries before income taxes and fixed charges. Fixed charges consist of interest expense, including amortization of financing costs and any discount or premium related to any indebtedness.
(e) During the first nine months of 1996, the impact of oil hedges reduced the Company's overall average oil price $1.17 to $16.66 per Bbl.
(f) Includes lease operating costs and production and ad valorem taxes.
(g) Represents the average finding cost per BOE during the three years ended December 31 of the year shown in the column. See "Certain Definitions."
(h) The annual reserve replacement ratio is a percentage determined on a BOE basis by dividing the estimated reserves added during a year from exploitation, development and exploration activities, acquisitions of proved reserves and revisions of previous estimates, excluding property sales, by the oil and gas volumes produced during that year.
(i) Estimated reserve life is calculated on a BOE basis by dividing the total estimated proved reserves at year-end by the total production during the year. This calculation can be affected by the timing of major acquisitions. For example, major acquisitions were made during the second half of 1995 which resulted in an estimated reserve life of 15.7 years for 1995. This compares to an estimated reserve life of 12.0 years for 1995 based on annualized first quarter 1996 production.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  The Company's results of operations have been significantly affected by its success in acquiring oil and gas properties and its ability to maintain or increase production through its exploitation and exploration activities. Fluctuations in oil and gas prices have also significantly affected the Company's results. Principally through acquisitions, the Company has achieved significant increases in its oil and gas production. The following table reflects the Company's average oil and gas prices and its oil and gas production for the periods presented:

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,    YEARS ENDED DECEMBER 31,
                                    ----------------- --------------------------
                                      1996     1995     1995     1994     1993
                                    -------- -------- -------- -------- --------
Average prices:
 Oil (per Bbl)--
  U.S.............................. $  17.08 $  15.42 $  15.44 $  13.53 $  14.14
  Argentina........................    15.87    14.20    13.98      --       --
  Total............................    16.66    15.33    15.26    13.53    14.14
 Gas, all U.S. (per Mcf)........... $   1.70 $   1.42 $   1.46 $   1.78 $   2.03
Production:
 Oil (MBbls)--
  U.S..............................    5,683    4,933    6,647    6,657    4,785
  Argentina........................    2,966      377      961      --       --
  Total............................    8,649    5,310    7,608    6,657    4,785
 Gas, all U.S. (MMcf)..............   24,535   22,489   30,610   28,884   22,504

  Average U.S. oil prices received by the Company fluctuate generally with changes in the West Texas Intermediate ("WTI") posted prices for oil. The Company's Argentina oil production is sold at WTI spot prices less a specified differential. The Company experienced a nine percent increase in its average oil price in the first nine months of 1996 compared to the same period in 1995. During the first nine months of 1996, the impact of oil hedges reduced the Company's overall average oil price $1.17 to $16.66 per Bbl. The Company's average U.S. oil price was reduced 79 cents to $17.08 per Bbl while its average Argentina oil price was reduced $1.89 to $15.87 per Bbl. Approximately 58 percent of the Company's Argentina oil production and 32 percent of its U.S. oil production (a combined 3.561 MMBbls) were covered by oil hedges in the first nine months of 1996.

  The Company experienced a 13 percent increase in its average oil price in 1995 compared to 1994. Higher prices relative to WTI posted prices for the Company's California oil production and the impact of one hedge (swap agreement) which expired December 31, 1995, combined with higher WTI posted prices to account for the increase. The Company's average realized oil price declined four percent in 1994 compared to 1993. The Company's average realized oil price has increased from 84 percent of WTI posted prices in 1993 to 91 percent for the first nine months of 1996.

  Average gas prices received by the Company fluctuate generally with changes in spot market prices for gas, which may vary significantly by region. The Company's average gas price for the first nine months of 1996, including the impact of hedging, was 20 percent higher than the same period of 1995. For the first nine months of 1996, the average gas price was negatively impacted by six cents per Mcf as a result of certain gas hedges that were in place for 40,000 Mcf of gas per day for the period January through March 1996. The Company experienced an 18 percent decline in average gas prices in 1995 compared to 1994 and a 12 percent decline in 1994 compared to 1993.

  The Company has previously engaged in oil and gas hedging activities and intends to continue to consider various hedging arrangements to realize commodity prices which it considers favorable. The Company had oil hedges (swap agreements) in place for the fourth quarter of 1996 covering 2.204 MMBbls at an average NYMEX reference price of $18.27 per Bbl. Before the impact of oil hedges, the Company's average realized oil price for the first nine months of 1996 was $17.83 per Bbl, or approximately 84 percent of the average NYMEX reference price. The actual NYMEX reference price in the fourth quarter of 1996 was $24.52 per Bbl. Currently, oil hedges for the calendar year 1997 cover 2.738 MMBbls at an average NYMEX reference price of $19.26.

  Relatively modest changes in either oil or gas prices significantly impact the Company's results of operations and cash flow. However, the impact of changes in the market prices for oil and gas on the Company's average realized prices may be reduced from time to time based on the level of the Company's hedging activities. Based on 1996 first nine months oil and gas production, a change in the average oil price realized by the Company of $1.00 per Bbl would result in a change in net income and cash flow before income taxes on a nine month basis of approximately $6.3 million and $8.5 million, respectively. A 10 cent per Mcf change in the average price realized by the Company for gas would result in a change in net income and cash flow before income taxes on a nine month basis of approximately $1.4 million and $2.4 million, respectively.

PERIOD TO PERIOD COMPARISONS

  During 1995, the Company made various acquisitions which significantly impacted the period to period comparison for the first nine months of 1996. These acquisitions (the "1995 Acquisitions") include the purchase of certain oil and gas properties from Texaco Exploration and Production, Inc. ("Texaco") (the "Texaco Properties") in May 1995, the acquisition of a controlling interest in Cadipsa in July 1995, the acquisition of Vintage Oil Argentina, Inc., formerly BG Argentina, S.A. ("Vintage Argentina"), in September 1995, and the acquisition of certain Argentina oil and gas properties from Astra Compania Argentina de Petroleo S.A. and Shell Compania Argentina de Petroleo S.A. (collectively, the "Astra/Shell Properties") in November 1995 and December 1995, respectively.

  The Company's consolidated revenues and expenses for 1996 and 1995 include the consolidation of 100 percent of Cadipsa from the date of acquisition under the purchase method of accounting. The minority interest in income/(loss) of subsidiary reflects the portion of Cadipsa's income/(loss) attributable to the minority ownership during the nine months ended September 30, 1996 and 1995, and the year ended December 31, 1995. At September 30, 1996, the Company owned
95.7 percent of Cadipsa.

 Nine Months Ended September 30, 1996, Compared to Nine Months Ended September 30, 1995

  Net income was $26.8 million for the first nine months of 1996, up 253 percent from $7.6 million for the same period in 1995. Increases in the Company's oil and gas production of 41 percent on an equivalent barrel basis, an increase of 20 percent in natural gas prices, and an increase of nine percent in oil prices are primarily responsible for the increase in net income. The production increases primarily relate to the 1995 Acquisitions.

  Oil and gas sales increased $73.0 million (65 percent), to $185.8 million for the first nine months of 1996 from $112.8 million for the first nine months of 1995. A 63 percent increase in oil production and a nine percent increase in average oil prices combined to account for $62.7 million of the increase. A nine percent increase in gas production and a 20 percent increase in average gas prices contributed to an additional $10.3 million increase.

  Oil and gas gathering net margins (revenue less expenses) increased $700,000 (39 percent), to $2.5 million for the first nine months of 1996 from $1.8 million for the first nine months of 1995, due primarily to improved profitability on a gathering system located in Texas, additional net margins from a gathering system located in California acquired from Texaco in May 1995 and increased gas prices.

  Gas marketing net margins (revenue less expenses) increased $200,000 (14 percent), to $1.6 million for the first nine months of 1996 from $1.4 million for the first nine months of 1995, due primarily to an increase in the reserve for doubtful accounts associated with gas sales in the first nine months of 1995 with no similar increase in 1996.

  Lease operating expenses, including production taxes, increased $20.1 million (42 percent), to $67.6 million for the first nine months of 1996 from $47.5 million for the first nine months of 1995. The increase in lease operating expenses is due primarily to the 1995 Acquisitions. Lease operating expenses per equivalent barrel produced increased one percent to $5.31 in the first nine months of 1996 from $5.25 for the same period in 1995.

  General and administrative expenses increased $3.7 million (45 percent), to $12.0 million for the first nine months of 1996 from $8.3 million for the first nine months of 1995, due primarily to the acquisitions of Cadipsa and Vintage Argentina in the last half of 1995.

  Depreciation, depletion and amortization increased $14.4 million (39 percent), to $51.3 million for the first nine months of 1996 from $36.9 million for the first nine months of 1995, due primarily to the 41 percent increase in production on an equivalent barrel basis. Amortization per equivalent barrel of the Company's U.S. oil and gas properties declined to $3.76 in the first nine months of 1996 from $3.87 in 1995. Amortization per equivalent barrel of the Company's Argentina oil and gas properties for the first nine months of 1996 was $4.18 as compared to $4.29 in the same period for 1995.

  Interest expense increased $9.1 million (68 percent), to $22.5 million for the first nine months of 1996 from $13.4 million for the first nine months of 1995, due primarily to a 46 percent increase in the Company's total average outstanding debt related primarily to the 1995 Acquisitions.

 Year Ended December 31, 1995, Compared to Year Ended December 31, 1994

  Net income was $11.4 million for the year ended December 31, 1995, down 18 percent from $13.9 million in 1994. A decrease of 18 percent in natural gas prices and a 68 percent increase in interest expense offset a 13 percent increase in average oil prices and an 11 percent increase in production on an equivalent barrel basis. In addition, certain oil and gas properties were shut-in for a portion of the first six months of 1995 due to storm damage caused by heavy rains in California and the resulting mudslides, reducing the Company's overall production in the first half by approximately 70,000 Bbls of oil and 350,000 Mcf of gas.

  During the last half of 1995, the Company purchased a 71.6 percent controlling interest in Cadipsa, a publicly-traded Argentine oil and gas exploration and production company. The Company's consolidated revenues and expenses for the year ended December 31, 1995, include the consolidation of 100 percent of Cadipsa for the last half of 1995 under the purchase method of accounting. The minority interest in loss of subsidiary of $0.8 million reflects the portion of Cadipsa's loss attributable to the minority ownership during the last half of 1995.

  Oil and gas sales increased $18.9 million (13 percent), to $160.3 million for 1995 from $141.4 million for 1994, due primarily to a 13 percent increase in average oil prices and an 11 percent increase in production on an equivalent barrel basis, partially offset by an 18 percent decline in average natural gas prices. The production increases primarily related to the Texaco Properties purchased in May 1995, the acquisition of a controlling interest in Cadipsa in July 1995, and the acquisition of Vintage Argentina in September 1995. However, these production increases were partially offset by lower production from the Company's properties affected by the California storms. In addition, oil and gas sales for 1995 were reduced by $0.5 million reflecting the total settlement of a class action lawsuit filed on June 8, 1990, on behalf of certain royalty and mineral interest owners.

  Oil and gas gathering net margins (revenues less expenses) increased $600,000 (26 percent), to $2.9 million in 1995 from $2.3 million in 1994, due primarily to net margins from a gathering system located in California acquired from Texaco in May 1995 and additional third party volumes transported on an existing system located in Texas.

  Gas marketing net margins (revenues less expenses) decreased $200,000 (9 percent), to $2.1 million in 1995 from $2.3 million in 1994, due primarily to an increase in the reserve for doubtful accounts associated with gas sales and the decline in average natural gas prices.

  Other income decreased $1.1 million (46 percent) to $1.3 million in 1995 from $2.4 million in 1994, due primarily to the recognition of a $0.9 million loss from 1996 natural gas price hedges (swap agreements) which no longer qualify as hedges.

  Lease operating expenses, including production taxes, increased $7.5 million (13 percent), to $66.8 million in 1995 from $59.3 million in 1994. The increase in lease operating expenses is due primarily to the acquisitions of Cadipsa and Vintage Argentina and the Texaco Properties. Lease operating expenses per equivalent barrel produced increased 2 percent to $5.25 in 1995 from $5.17 in 1994, due to the impact of the California storms on production and costs incurred.

  General and administrative expenses increased $2.7 million (30 percent), to $11.6 million in 1995 from $8.9 million in 1994, due primarily to the acquisition of Cadipsa and the addition of new personnel throughout 1994 and 1995 as a result of 1994 acquisitions and an increase in the Company's exploitation efforts.

  Depreciation, depletion and amortization increased $6.5 million (14 percent), to $52.3 million in 1995 from $45.8 million in 1994, due primarily to the 11 percent increase in production on an equivalent barrel basis. Amortization per equivalent barrel increased 2 percent to $3.89 in 1995 from $3.82 in 1994 on the Company's U.S. oil and gas properties. Amortization per equivalent barrel of the Company's Argentina oil and gas properties for 1995 was $4.28. The Company had no Argentina operations prior to 1995.

  Interest expense increased $8.2 million (68 percent), to $20.2 million in 1995 from $12.0 million in 1994, due primarily to a 28 percent increase in the average interest rate on the Company's floating-rate debt with banks to 7.4 percent per annum in 1995 from 5.8 percent per annum in 1994, an increase in average outstanding advances under the Company's bank revolving credit facility and bank term loan, and interest expense on third-party debt of the Company's foreign subsidiaries.

 Year Ended December 31, 1994, Compared to Year Ended December 31, 1993

  Income before the cumulative effect of the change in accounting for income taxes was $13.9 million for the year ended December 31, 1994, down 17 percent from $16.8 million in 1993. Significantly lower gas prices combined with lower oil prices more than offset the impact on net income of a 34 percent increase in oil and gas production on an equivalent barrel basis. The production increases related primarily to production from certain oil and gas properties acquired through various acquisitions in 1993 and 1994. Net income for the year ended December 31, 1993, of $18.5 million included $1.7 million related to the cumulative effect on prior years of adopting Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109").

  Oil and gas sales increased $28.1 million (25 percent), to $141.4 million in 1994 from $113.3 million in 1993 due primarily to a 39 percent increase in oil production and a 28 percent increase in gas production. The production increases related primarily to production from certain oil and gas properties acquired from Conoco Inc. ("Conoco") in June 1993, Santa Fe Energy Resources, Inc. ("Santa Fe") in November 1993 and various smaller acquisitions made throughout 1994. The production increases were partially offset by a 4 percent decrease in the Company's average oil price and a 12 percent decrease in the Company's average gas price for the period.

  Oil and gas gathering net margins (revenues less expenses) increased $300,000 (15 percent) to $2.3 million in 1994 from $2.0 million in 1993 due primarily to the acquisition of the remaining interests in certain gathering systems located in Oklahoma and Kansas by acquiring the Vintage/P Acquisition Limited Partnership in November 1993 and the acquisition and construction of certain smaller gathering systems located in Texas in 1994.

  Gas marketing net margins (revenues less expenses) increased $500,000 (28 percent) to $2.3 million in 1994 from $1.8 million in 1993 due primarily to a 3 percent increase in gas volumes marketed and a $300,000 nonrecurring charge in 1993 with no similar charge in 1994.

  Other income decreased $300,000 (11 percent) to $2.4 million in 1994 from $2.7 million in 1993 due primarily to the receipt in 1993 of $865,000 related to gas contract settlements with no similar settlements in 1994 partially offset by an increase in rental income from Company owned equipment.

  Lease operating expenses, including production taxes, increased $14.4 million (32 percent) to $59.3 million in 1994 from $44.9 million in 1993 due primarily to the 34 percent increase in oil and gas production (on an equivalent barrel basis) resulting from the acquisitions discussed above. Lease operating expenses per equivalent barrel produced decreased 2 percent to $5.17 in 1994 from $5.26 in 1993.

  General and administrative expenses increased $2.8 million (46 percent) to $8.9 million in 1994 from $6.1 million in 1993 due primarily to the addition of personnel in 1994 associated with the Company's significant acquisitions in late 1993.

  Depreciation, depletion and amortization increased $12.5 million (38 percent) to $45.8 million in 1994 from $33.3 million in 1993 due primarily to the 34 percent increase in oil and gas production on an equivalent barrel basis. Amortization per equivalent barrel produced increased only 3 percent to $3.82 in 1994 from $3.71 in 1993.

  Interest expense increased $5.1 million (74 percent) to $12.0 million in 1994 from $6.9 million in 1993 due primarily to an increase in the average outstanding advances under the Company's revolving credit facility and an increase in the average annual interest rate paid under this facility to 5.8 percent in 1994 from 4.5 percent in 1993.

CAPITAL EXPENDITURES

  During the first nine months of 1996, the Company's domestic capital expenditures totaled $58.6 million of which $18.0 million were for acquisitions of domestic producing oil and gas properties. The largest of these acquisitions was approximately $13.9 million for certain oil and gas properties from Conoco. Subsequent to September 30, 1996, the Company purchased the Exxon Properties for approximately $28.2 million. Funds for these acquisitions were provided by advances under the Bank Facility. See "Recent Acquisitions."

  During the nine months ended September 30, 1996, the Company's international capital expenditures of $38.9 million included $35.1 million in Argentina. In November 1996, the Company agreed to purchase all the outstanding stock of Shamrock for approximately $29.0 million in cash. In addition, at closing on January 7, 1997, the Company repaid all of Shamrock's existing bank debt (approximately $9.2 million). Funds for the purchase of the stock and the repayment of debt were provided by advances under the Company's Bank Facility. Shamrock's assets include (a) oil and gas properties valued at $35.5 million (including the effect of approximately $6.6 million of deferred income taxes recorded under the purchase method of accounting), and (b) inventory, receivables, cash and other assets net of liabilities (other than bank debt repaid at closing) of approximately $9.3 million. See "Recent Acquisitions."

  The timing of most of the Company's capital expenditures is discretionary with no material long-term capital expenditure commitments. Consequently, the Company has a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. The Company primarily uses internally generated cash flow to fund capital expenditures other than significant acquisitions and anticipates that its cash flow, net of debt service obligations, will be sufficient to fund its planned $117 million of non-acquisition capital expenditures during 1997. Approximately $74 million of the Company's planned 1997 non-acquisition capital expenditure budget is devoted to reserve exploitation activities, including development and infill drilling, and approximately $43 million is devoted to exploration activities. The Company does not have a specific acquisition budget since the timing and size of acquisitions are difficult to forecast. The Company is actively pursuing additional acquisitions of oil and gas properties. In addition to internally generated cash flow and advances under the Bank Facility, the Company may seek additional sources of capital to fund any future significant acquisitions (see "--Liquidity").

  The Company's recent capital expenditure history is as follows (in thousands):

                                          NINE MONTHS
                                             ENDED     YEARS ENDED DECEMBER 31,
                                         SEPTEMBER 30, -------------------------
                                             1996        1995    1994     1993
                                         ------------- -------- ------- --------
Acquisition of oil and gas reserves....     $21,712    $207,658 $36,544 $123,906
Workovers and recompletions............      24,949      18,313  13,984   12,915
Drilling...............................      29,223      21,343   9,593    6,750
Acquisition and construction of gather-
 ing systems...........................         107         234     632    3,319
Acquisition of undeveloped acreage and
 seismic...............................      12,611       7,684   1,869      610
Other..................................       8,876       5,367   3,146    3,071
                                            -------    -------- ------- --------
  Total................................     $97,478    $260,599 $65,768 $150,571
                                            =======    ======== ======= ========

LIQUIDITY

  The $96.4 million of estimated net proceeds from the sale of the Notes under the Note Offering will be used to repay a portion of existing indebtedness outstanding under the Company's Bank Facility. In addition, the estimated proceeds of $47.1 million from the Common Stock Offering will be used to repay a portion of existing indebtedness outstanding under the Company's Bank Facility. The Company may issue additional equity and debt securities in the future in connection with any future major acquisitions and to maintain its financial flexibility.

  During 1990, early 1993 and late 1995, the Company completed public offerings of Common Stock to finance certain acquisitions and provide liquidity for its future activities. Simultaneous with the 1995 common stock offering, the Company completed a public debt offering to provide liquidity for its future activities.

  In August 1990, the Company sold 3.4 million shares of its Common Stock for net proceeds of approximately $32.8 million which were used to fund an acquisition of oil and gas properties and reduce indebtedness under the Company's revolving credit facility. In January 1993, the Company sold 3.9 million shares of its Common Stock for net proceeds of approximately $44.8 million which were used to reduce indebtedness under the Company's revolving credit facility.

  On December 20, 1995, the Company completed a public offering of 2,793,700 shares of Common Stock of which 2,500,000 shares were sold by the Company and 293,700 shares were sold by a stockholder. Net proceeds to the Company, after underwriting commission and other expenses, were approximately $49.5 million and were used to fund a substantial portion of the purchase of the Astra/Shell Properties.

  Also on December 20, 1995, the Company issued $150 million of its 9% Senior Subordinated Notes Due 2005 (the "9% Notes"). The net proceeds to the Company from the sale of the 9% Notes of approximately $145.1 million were used principally to reduce a portion of the outstanding balance under the Company's revolving credit facility. The 9% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2000. Upon a change in control of the Company, holders of the 9% Notes may require the Company to repurchase all or a portion of the 9% Notes at a purchase price equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest. The 9% Notes will mature on December 15, 2005, with interest payable semiannually on June 15 and December 15 of each year.

  Internally generated cash flow and the borrowing capacity under the Bank Facility are the Company's major sources of liquidity. In addition, the Company may use other sources of capital, including the issuance of additional debt securities or equity securities, to fund any major acquisitions it might secure in the future and to maintain its financial flexibility. The Company funds its capital expenditures (excluding acquisitions) and debt service requirements through internally generated cash flows from operations. Any excess cash flow is used to reduce outstanding advances under the Bank Facility and other indebtedness.

  Under its Credit Agreement dated August 29, 1996, as amended, certain banks have provided to the Company an unsecured Bank Facility. The Bank Facility establishes a borrowing base (currently $305 million) determined by the banks' evaluation of the Company's U.S. and certain Argentina oil and gas reserves.

  Outstanding advances under the Bank Facility bear interest payable quarterly at a floating rate based on Bank of Montreal's alternate base rate (as defined) or, at the Company's option, at a fixed rate for up to six months based on the eurodollar market rate ("LIBOR"). The Company's interest rate increments above the alternate base rate and LIBOR vary based on the level of outstanding senior debt and the portion of the borrowing base attributable to U.S. reserves at the time. As of January 30, 1997, the Company had elected a fixed rate based on LIBOR for a substantial portion of its outstanding advances, which resulted in an average interest rate of approximately 6.6 percent. In addition, the Company must pay a commitment fee ranging from 0.25 to 0.375 percent per annum on the unused portion of the banks' commitment.

  On a semiannual basis, the Company's borrowing base is redetermined by the banks based upon their review of the Company's U.S. and certain Argentina oil and gas reserves. If the sum of outstanding senior debt (excluding debt of the Company's foreign subsidiaries) exceeds the borrowing base, as redetermined, the Company must repay such excess. Any principal advances outstanding under the Bank Facility at October 1, 1999, will be payable in 12 equal consecutive quarterly installments commencing January 1, 2000, with maturity at October 1, 2002.

  The unused portion of the Bank Facility was approximately $59.3 million at January 30, 1997. The Company has entered into an amendment to its Bank Facility in connection with the proposed Note Offering which provides that the borrowing base will be reduced to approximately $270 million if such offering is consummated. After giving effect to the application of the net proceeds from the Note Offering and the Common Stock Offering as set forth in "Use of Proceeds" and the related reduction in the borrowing base, the unused portion of the Bank Facility would be approximately $167.8 million ($120.7 million if only the Note Offering is consummated or $106.4 million if only the Common Stock Offering is consummated). The unused portion of the Bank Facility and the Company's internally generated cash flow provide liquidity which may be used to finance future capital expenditures, including acquisitions. As additional U.S. and Argentina acquisitions are made and properties are added to the borrowing base, the banks' determination of the borrowing base and their commitments may be increased.

INFLATION

  In recent years inflation has not had a significant impact on the Company's operations or financial condition.

INCOME TAXES

  In February 1992, the Financial Accounting Standards Board issued SFAS 109. The Company adopted SFAS 109 in 1993. An analysis of income taxes and a discussion of the impact on the Company of adopting SFAS 109 is presented in Notes 1 and 5 to the Company's December 31, 1995, consolidated financial statements included elsewhere in this Prospectus.

  The total provision for U.S. income taxes is based on the Federal corporate statutory income tax rate plus an estimated average rate for state income taxes. The Company incurred a current benefit for income taxes of approximately $1.0 million during 1995, and a current provision for income taxes of $1.6 million and $4.0 million for 1994 and 1993, respectively. During the first nine months of 1996 and 1995, the Company incurred a current provision for income taxes of approximately $2.1 million and $0.7 million, respectively.

  The Company has a $5.4 million U.S. Alternative Minimum Tax ("AMT") credit carryforward which does not expire and is available to offset U.S. regular income taxes in future years, but only to the extent that U.S. regular income taxes exceed the U.S. AMT in such years.

  Earnings of the Company's subsidiaries, Cadipsa and Vintage Argentina, are subject to Argentina income taxes. Due to significant Argentina net operating loss carryforwards for both companies, the Company does not expect to pay any foreign income taxes related to these subsidiaries in 1996. Earnings of the Company's subsidiary, Shamrock, are subject to Bolivia income taxes. No U.S. deferred tax liability will be recognized related to the unremitted earnings of these foreign subsidiaries as it is the Company's intention, generally, to reinvest such earnings permanently.

FOREIGN OPERATIONS

  A majority of the Company's foreign operations are located in Argentina. The Company believes Argentina offers a politically stable environment and does not anticipate any significant change in the near future. The current democratic form of government has been in place since 1983 and, since 1989, has pursued a steady process of privatization, deregulation and economic stabilization and reforms involving the reduction of inflation and public spending. Argentina's 12-month trailing inflation rate measured by the Argentine Consumer Price Index declined from 200.7 percent as of June 1991 to
0.4 percent as of November 1996.

  The Company believes that its Argentine operations present minimal currency risk. All of the Company's Argentine revenues are U.S. dollar based, while a large portion of its costs are Argentine peso-denominated. The Argentina Central Bank is obligated by law to sell dollars at a rate of one Argentine peso to one U.S. dollar and has sought to prevent appreciation of the peso by buying dollars at rates of not less than 0.998 peso to one U.S. dollar. As a result, the Company believes that should any devaluation of the Argentine peso occur, its revenues would be unaffected and its operating costs would not be significantly increased. At the present time, there are no foreign exchange controls preventing or restricting the conversion of pesos into dollars.

                              RECENT ACQUISITIONS

  Since December 31, 1995, the Company has acquired, through several transactions, oil and gas properties for an aggregate purchase price of approximately $89.7 million. Most of these properties were acquired subsequent to September 30, 1996. Based on estimates prepared by the Company, proved reserves as of the dates of the various acquisitions aggregated 16.0 MMBbls of oil and 74.0 Bcf of gas, or a total of 28.4 MMBOE. These reserves were acquired at an average cost of $3.16 per BOE.

  The two most significant acquisitions made subsequent to September 30, 1996, are described below. If these properties had been acquired on January 1, 1996, these properties would have increased the Company's revenues by approximately $13.5 million, EBITDA by approximately $8.5 million and production by approximately 302 MBbls of oil and 4.0 Bcf of gas for the nine months ended September 30, 1996.

EXXON PROPERTIES (GULF COAST)

  On November 20, 1996, the Company purchased certain producing oil and gas properties and facilities from Exxon Company, U.S.A. located in south Alabama for approximately $28.2 million in cash, subject to post-closing adjustments (the "Exxon Properties"). Funds were provided by advances under the Company's Bank Facility. The Exxon Properties include an interest in two fields totaling approximately 5,000 net acres with a total of 17 gross (9.9 net) productive wells with current net daily production of approximately 1,450 Bbls of oil and liquids and 2,800 Mcf of gas. All of the wells are now operated by the Company. The primary producing sands are the Smackover and Norphlet at depths of approximately 15,000 feet. Future exploitation activities will include operating cost reductions, treating plant efficiencies, workovers and infill drilling.

SHAMROCK (BOLIVIA)

  In November 1996, the Company agreed to purchase 100 percent of the outstanding common stock of Shamrock Ventures Boliviana Ltd. ("Shamrock") from affiliates of Ultramar Diamond Shamrock Corporation for approximately $29.0 million in cash. In addition, at closing on January 7, 1997, the Company repaid all of Shamrock's existing bank debt (approximately $9.2 million). Funds for the purchase of the stock and the repayment of debt were provided by advances under the Company's Bank Facility. Shamrock's assets include (a) oil and gas properties valued at $35.5 million (including the effect of approximately $6.6 million of deferred income taxes recorded under the purchase method of accounting), and (b) inventory, receivables, cash and other assets net of liabilities (other than bank debt repaid at closing) of approximately $9.3 million. This transaction is subject to government approvals. The acquisition of Shamrock represents an extension of the Company's South American operating area that was initially established through a series of acquisitions in Argentina during 1995.

  The oil and gas properties of Shamrock consist of three blocks, totaling approximately 570,000 net acres, in the Chaco Plains area of southern Bolivia. This region has experienced the greatest amount of exploration and currently accounts for the majority of the country's production. The properties consist of a 100 percent interest in the Chaco and Porvenir blocks, and a 50 percent interest in the Nupuco block.

  Proved reserves at the time of acquisition, as estimated by the Company, were 53.2 Bcf of gas and 5.1 MMBbls of oil. Current net daily production is approximately 14,500 Mcf of gas and 230 Bbls of condensate. Recent realized prices on the properties were $1.23 per Mcf of gas and $21.00 per Bbl of condensate. The purchase also included a 29 mile gas pipeline and an interest in a gas processing plant with a capacity of 110 MMcf per day. Liquids are transferred through the pipeline to the processing plant. The current market for the gas is Argentina.

  The Company believes that the Shamrock properties contain substantial upside potential which may be realized through exploitation and future exploration. There can be no assurance, however, that such potential will be realized. Bolivia occupies the strategic pivotal position in the area known as the "Southern Cone" of South America. The Company expects that gas will be the key energy source for the developing regional economies. The development of the sizable gas reserves in southern Bolivia will play an important role as a source of energy for the net importing countries of this region, the most significant of which is Brazil. Third party plans call for construction of a gas pipeline from Santa Cruz, Bolivia to Sao Paulo, Brazil which is anticipated to be completed by 1999. The Company plans to begin work during 1997 to evaluate the exploration prospects on the Bolivian properties in order to be ready to take advantage of the increased market for Bolivian gas that should occur if the pipeline to Brazil is completed. There can be no assurance, however, that this Brazilian market will be developed.

                                   BUSINESS

GENERAL

  The Company is an independent oil and gas company focused on the acquisition of producing oil and gas properties which contain the potential for increased value through exploitation and development. The Company, through its experienced management and engineering staff, has been successful in realizing such potential on prior acquisitions through workovers, recompletions, secondary recovery operations, operating cost reductions, and the drilling of development or infill wells. The Company believes that its primary strengths are its ability to add reserves at attractive prices through property acquisitions and subsequent exploitation, and its low cost operating structure. These strengths have allowed the Company to substantially increase reserves, production and cash flow during the last five years. As the Company has grown its cash flow and added to its technical staff, exploration has become a larger focus for its future growth. Planned exploration expenditures for 1997 of approximately $43 million represent 37 percent of the Company's capital budget, excluding acquisitions.

  At September 30, 1996, the Company owned and operated producing properties in 11 states, with its domestic proved reserves located primarily in four core areas: the West Coast, Gulf Coast, East Texas and Mid-Continent areas of the United States. During 1996, the Company expanded its Gulf Coast area through the acquisitions of the Exxon Properties and the Conoco Properties. In addition, the Company established a new core area in 1995 by acquiring 12 oil concessions, 11 of which are producing and operated by the Company, in the south flank of the San Jorge Basin in southern Argentina. The Company recently expanded its South American operations into Bolivia through the acquisition of Shamrock which owns and operates three blocks covering approximately 570,000 net acres in the Chaco Plains area of southern Bolivia. See "Recent Acquisitions."

  The Company owned interests in 3,053 gross (1,934 net) producing wells in the United States as of September 30, 1996, of which approximately 81 percent are operated by the Company. The Company owned interests in 610 gross (597 net) producing wells in Argentina as of September 30, 1996, of which approximately 97 percent are operated by the Company. As of December 31, 1995, the Company's properties had proved reserves of 199.7 MMBOE, comprised of
147.9 MMBbls of oil and 310.8 Bcf of gas, with a present value of estimated future net revenues before income taxes (utilizing a 10 percent discount rate) of $894 million and a standardized measure of discounted future net cash flows of $737 million. Since that date, acquisitions have added 28.4 MMBOE of proved reserves, as estimated by the Company as of the date of each acquisition.

  The Company has consistently achieved growth in proved reserves, production and revenues and has been profitable every full year since its founding in 1983. From the first quarter of 1993 through the third quarter of 1996, the Company increased its average net daily production from 11,200 Bbls of oil to 32,900 Bbls of oil and from 60,000 Mcf of gas to 86,300 Mcf of gas. For the year ended December 31, 1995, the Company generated revenues of $195 million and EBITDA (as defined herein) of $88 million. For the nine months ended September 30, 1996, the Company generated revenues of $223 million and EBITDA of $111 million. (EBITDA as presented herein is generally defined as income before cumulative effect of accounting change, provision for income taxes, interest, depreciation, depletion, amortization and certain other non-cash charges. EBITDA is included as a supplemental disclosure because it is commonly accepted as providing useful information regarding a company's ability to service and incur debt. EBITDA, however, should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.)

BUSINESS STRATEGY

  The Company's overall goal is to maximize its value through profitable growth in its oil and gas reserves and production. The Company has been successful at achieving this goal through its ongoing strategy of (a) acquiring producing oil and gas properties, at favorable prices, with significant exploitation potential, (b) focusing on low risk exploitation and development activities to maximize production and ultimate reserve recovery, (c) exploring non-producing properties, (d) maintaining a low cost operating structure, and (e) maintaining financial flexibility. Key elements of the Company's strategy include:

  . Acquisitions of Producing Properties. The Company has an experienced management and engineering team which focuses on acquisitions of operated producing properties that meet its selection criteria which include (a) significant potential for increasing reserves and production through low risk exploitation and development, (b) attractive purchase price, and (c) opportunities for improved operating efficiency. The Company's emphasis on property acquisitions reflects its belief that continuing consolidation and restructuring activities on the part of major integrated and large independent oil companies has afforded in recent years, and should afford in the future, attractive opportunities to purchase domestic and international producing properties. This acquisition strategy has allowed the Company to rapidly grow its reserves at favorable acquisition prices. From January 1, 1993, through September 30, 1996, the Company acquired 140.1 MMBOE of proved oil and gas reserves at an average acquisition cost of $2.78 per BOE, which is significantly below the industry average. The Company replaced through acquisitions approximately 3.1 times its production of 45.5 MMBOE during the same period.

  . Exploitation and Development. The Company pursues workovers, recompletions, secondary recovery operations and other production optimization techniques on its properties, as well as development and infill drilling, to offset normal production declines and replace the Company's annual production. From January 1, 1993, through December 31, 1995, the Company spent approximately $83.9 million on exploitation and development activities. During this period, the Company's recompletion and workover activities resulted in improved production or operating efficiencies in approximately 75 percent of these operations, and the result of all of its exploitation activities, including development and infill drilling, succeeded in replacing more than 78 percent of production during this period. The Company has an extensive inventory of exploitation and development opportunities including identified projects which represent approximately a ten year inventory at current activity levels. The Company anticipates spending approximately $33 million in the United States and approximately $40 million in Argentina during 1997 on exploitation and development projects.

  . Exploration. The Company's overall exploration strategy balances high potential international prospects with lower risk drilling in known formations in the United States and Argentina. This prospect mix and the Company's practice of risk-sharing with industry partners is intended to lower the incidence and costs of dry holes. The Company makes extensive use of geophysical studies, including 3-D seismic, which further reduce the cost and increase the success of its exploration program. From January 1, 1993, through September 30, 1996, the Company spent approximately $39.8 million on exploration activities including the drilling of 75 gross (32.65 net) exploration wells, of which approximately 69 percent gross (58 percent net) were productive. The Company has increased its 1997 exploration budget by 79 percent over 1996 to approximately $43 million with spending planned in its core areas in the United States and Argentina as well as in Block 19 of Ecuador and the Chaco Block in Bolivia.

  . Low Cost Structure. The Company is an efficient operator and capitalizes on its low cost structure in evaluating acquisition opportunities. The Company generally achieves substantial reductions in labor and other field level costs from those experienced by the previous operators. In addition, the Company targets acquisition candidates which are located in its core areas and provide opportunities for cost efficiencies through consolidation with other Company operations. The lower cost structure has generally allowed the Company to substantially improve the cash flow of newly acquired properties.

  . Financial Flexibility. The Company is committed to maintaining substantial financial flexibility, which management believes is important for the successful execution of its acquisition, exploitation and exploration strategy. In conjunction with the purchase of substantial oil and gas assets in 1990, 1992 and 1995, the Company completed three public equity offerings, as well as a public debt offering in 1995, which provided the Company with aggregate net proceeds of approximately $272 million. Upon consummation of the Common Stock Offering and the Note Offering and the application of the net proceeds therefrom, and after giving effect to the related borrowing base reduction, the unused portion of the Bank Facility as of January 30, 1997, would have been approximately $167.8 milllion ($106.4 million if only the Common Stock Offering is consummated).

ACQUISITION ACTIVITIES

  Historically, the Company has allocated a substantial portion of its capital expenditures to the acquisition of producing oil and gas properties. The Company's emphasis on property acquisitions reflects its belief that continuing consolidation and restructuring activities on the part of major integrated and large independent oil companies has in recent years and should in the future afford attractive opportunities to purchase domestic and international producing properties. The Company's ability to quickly evaluate and complete acquisitions as well as its financial flexibility allow it to take advantage of these opportunities as they materialize.

  Since the Company's incorporation in May 1983, it has been actively engaged in the acquisition of producing oil and gas properties primarily in the Gulf Coast, East Texas and Mid-Continent areas of the United States, and in California since April 1992. In 1995, a series of acquisitions made by the Company established a new core area in the San Jorge Basin in southern Argentina.

  From January 1, 1993, through September 30, 1996, the Company made oil and gas property acquisitions involving total costs of approximately $390 million. As a result of these acquisitions, the Company acquired approximately 140.1 MMBOE of proved oil and gas reserves. The following table summarizes the Company's acquisition experience during the periods indicated:

                                        PROVED RESERVES WHEN ACQUIRED ACQUISITION
                                        -----------------------------  COST PER
                          ACQUISITION      OIL       GAS               BOE WHEN
                             COSTS       (MBBLS)   (MMCF)     MBOE     ACQUIRED
                         -------------- ----------------------------- -----------
                         (IN THOUSANDS)
U.S. Acquisitions
1993....................    $123,906       27,898    68,000    39,231    $3.16
1994....................      36,544        5,645    29,655    10,588     3.45
1995....................      38,896        8,840    39,486    15,421     2.52
1996 (through September
 30, 1996)..............      17,958        4,650    10,112     6,335     2.83
                            --------    --------- --------- ---------
  Total U.S. Acquisi-
   tions................     217,304       47,033   147,253    71,575     3.04
                            --------    --------- --------- ---------
Argentina Acquisitions
1995....................     168,762       65,653       --     65,653     2.57
1996 (through September
 30, 1996)..............       3,754        2,849       --      2,849     1.32
                            --------    --------- --------- ---------
  Total Argentina Acqui-
   sitions..............     172,516       68,502       --     68,502     2.52
                            --------    --------- --------- ---------
  Total U.S. and Argen-
   tina Acquisitions....    $389,820      115,535   147,253   140,077    $2.78
                            ========    ========= ========= =========

  The following is a brief discussion of significant acquisitions in recent years:

  1993 Acquisitions. In June 1993, the Company acquired the interest of Conoco in certain oil and gas properties for approximately $38.1 million. The properties, now operated by the Company, are located in the San Miguelito, Rincon and Ventura fields in Ventura County, California. Proved reserves totaled approximately 11.7 MMBbls of oil and 5.8 Bcf of gas at the time of acquisition. Exploitation potential identified at the time of acquisition included the adding of additional productive intervals in existing producing wells, recompletion of inactive wells and expansion of an existing waterflood operation to include an additional zone.

  In November 1993, the Company acquired certain oil and gas properties from Santa Fe and its affiliates for approximately $43.4 million. The properties are located primarily in the Ventura Basin of California and the Gulf Coast areas of Texas, Louisiana and Mississippi. Substantially all of the properties acquired are now operated by the Company and are adjacent or in close proximity to Company-operated fields or increased the Company's ownership in its existing fields. Proved reserves totaled approximately 11.6 MMBbls of oil and 22.4 Bcf of gas at the time of acquisition. The major fields acquired included the Sespe, Rincon, Santa Fe Springs, San Miguelito and Ojai-Silverthread fields in California and the Gwinville field in Mississippi. Included in this acquisition was an additional interest in the properties acquired from Conoco in June 1993. In addition to cost efficiencies resulting from consolidation with other Company operations, exploitation potential identified in the properties at the time of acquisition included adding productive intervals and stimulations of existing producing wells, recompletions of inactive wells and development drilling.

  The Company spent a total of approximately $27.7 million in several other transactions throughout 1993 to increase its ownership in Company-owned properties located primarily in the Mid-Continent and California areas. Purchases of additional interests in currently owned properties enable the Company to increase reserves, production and cash flow with little or no incremental administrative costs.

  1994 Acquisitions. The Company acquired approximately 5.6 MMBbls of oil and
29.7 Bcf of gas through a series of small transactions in 1994 for a total of approximately $36.5 million. The oil reserves are located primarily in the Colgrade field in Louisiana and the Rincon field in Southern California. The gas reserves are located primarily in California's Sacramento Basin, Louisiana's Gulf Coast area and the Mid-Continent area in Oklahoma. The Company has identified numerous exploitation opportunities in these properties, including infill development drilling, adding productive intervals in existing producing wells and recompleting inactive wells.

  1995 Acquisitions. In May 1995, the Company purchased all of Texaco Exploration and Production, Inc.'s interests in nine oil fields and seven gas fields in California located primarily in Kern, Ventura, Los Angeles, Orange and Santa Barbara Counties and the Sacramento Basin area for $26.7 million in cash. Netherland, Sewell & Associates, Inc. ("Netherland, Sewell") estimated that proved reserves attributable to these properties at the date of acquisition were approximately 7.5 MMBbls of oil and 16.4 Bcf of gas. The Company has identified numerous exploitation opportunities in these properties including development drilling, recompletions, steam flood expansions as well as lease operating expense efficiencies.

  In the third quarter of 1995, the Company closed two acquisitions of related properties located in the south flank of the San Jorge Basin in southern Argentina, establishing a new core area for the Company. On July 5, 1995, the Company purchased approximately 51.8 percent of the outstanding common stock of Cadipsa for 302,808 shares of the Company's Common Stock (then valued at $5.7 million) and $7.4 million in cash. Cadipsa's major assets include a 100 percent working interest in two concessions and a 50 percent working interest in three additional concessions, all five of which are mature, producing and operated by Cadipsa, covering approximately 322,000 gross acres. Cadipsa's net daily production at the date of acquisition was approximately 3,700 Bbls of mid-gravity oil from multiple zones at depths between 2,500 feet and 5,500 feet. The Company has subsequently purchased an additional 45.0 percent of Cadipsa which increases its total ownership to approximately 96.8 percent.

  On September 29, 1995, the Company purchased 100 percent of the outstanding common stock of Vintage Argentina from British Gas plc, for $37 million in cash. Vintage Argentina's major assets consist of a 50 percent working interest in three of the producing concessions operated by Cadipsa.

  In November 1995, the Company entered into separate agreements with Astra Compania Argentina de Petroleo S.A. ("Astra") and Shell Compania Argentina de Petroleo S.A. ("Shell") to acquire certain producing oil and gas properties in Argentina (the "Astra/Shell Properties"). On November 30, 1995, the

Company completed the purchase of the Astra portion of the Astra/Shell Properties by paying $17.9 million in cash for Astra's 35 percent working interest in the Astra/Shell Properties. On December 27, 1995, the Company completed the purchase of the remaining 65 percent working interest from Shell for $32.8 million cash and deferred payments valued at $5.1 million.

  The acquisition of the Astra/Shell Properties resulted in the Company acquiring 100 percent working interests in seven concessions, six of which are currently producing and all of which are located on the south flank of the San Jorge Basin in southern Argentina. The concessions cover approximately 450,000 acres and are located in close proximity to the Company's other Argentina properties.

  1996 Acquisitions. On January 31, 1996, the Company purchased interests in two fields located in south-central Louisiana from Conoco Inc. for $13.9 million (the "Conoco Properties"). Funds were provided by advances under the Bank Facility. The Conoco Properties included 26 gross (21 net) productive wells with net daily production of approximately 1,000 Bbls of oil and 550 Mcf of gas. All of the wells are now operated by the Company. The primary producing sands include the Ortego A, Haas, Tate, Wilcox 1 through 6 and the Middle and Basal Cockfield at depths ranging from 7,500 feet to 12,000 feet. Planned exploitation activities include workovers, recompletions and developmental drilling.

  For additional 1996 acquisitions, see "Recent Acquisitions."

  The Company intends to continue its growth strategy emphasizing reserve additions through its acquisition efforts. The Company may utilize any one or a combination of its line of credit with banks, institutional financing, issuance of debt securities or additional equity securities and internally generated cash flow to finance its acquisition efforts. No assurance can be given that sufficient external funds will be available to fund the Company's desired acquisitions.

  The Company does not have a specific acquisition budget since the timing and size of acquisitions are difficult to forecast. The Company is constantly reviewing acquisition possibilities. The Company may expand into new domestic core areas. The Company is also evaluating additional acquisition opportunities in other countries which the Company believes are politically stable. At the present time the Company has no binding agreements with respect to any significant acquisitions.

EXPLOITATION AND DEVELOPMENT ACTIVITIES

  The Company concentrates its acquisition efforts on proved producing properties which demonstrate a potential for significant additional development through workovers, behind-pipe recompletions, secondary recovery operations, the drilling of development or infill wells, and other exploitation techniques. The Company has pursued an active workover and recompletion program on the properties it has acquired and intends to continue its workover and recompletion program in the future.

  The Company's exploitation staff focuses on maximizing the value of the properties within its reserve base. The Company's exploitation engineers, who strive to offset normal production declines and replace the Company's annual production, have replaced more than 78 percent of its production during the last three years. The results of their efforts are reflected in revisions to reserves. Net revisions to reserves for 1995 totaled 13.2 MMBOE, or 104 percent of the Company's production of 12.7 MMBOE.

  From January 1, 1993, through September 30, 1996, the Company spent approximately $70.2 million on recompletion and workover operations. A measure of the overall success of the Company's recompletion and workover operations during this period (excluding minor equipment repair and replacement) has been that improved production or operating efficiencies have been achieved from approximately 77 percent of such operations. However, there can be no assurance that such results will continue. The Company anticipates spending in excess of $29 million on workover and recompletion operations during 1997. The expenditures required for this program have historically been, and are expected to continue to be, financed by internally generated funds.

  Development drilling activity is generated both through the Company's exploration efforts and as a result of the Company's obtaining undeveloped acreage in connection with producing property acquisitions. In addition, there are many opportunities for infill drilling on Company leases currently producing oil and gas. The Company intends to continue to pursue development drilling opportunities which offer potentially significant returns to the Company.

  From January 1, 1993, through September 30, 1996, the Company participated in the drilling of 122 gross (69.36 net) development wells, of which approximately 90 percent gross (89 percent net) were productive. However, there can be no assurance that this past rate of drilling success will continue in the future. The Company is pursuing development drilling in the West Coast, Gulf Coast, Mid-Continent and East Texas areas as well as its Argentina concessions and anticipates continued growth in its drilling activities. Additionally, the Company has numerous infill drilling locations in several East Texas area fields, specifically South Gilmer (Cotton Valley formation), Southern Pine (Travis Peak formation), Bethany Longstreet (Hosston formation) and Rosewood (Cotton Valley formation) fields.

  During 1995, the Company participated in the drilling of 41 gross (22.75 net) development wells. At December 31, 1995, the Company's proved reserves included approximately 135 development or infill drilling locations on its U.S. acreage and 181 locations on its Argentine acreage. In addition, the Company has an extensive inventory of development and infill drilling locations on its existing properties which are not included in proved reserves. During the nine-month period ended September 30, 1996, the Company participated in the drilling of 31 gross (24.26 net) development wells. The Company spent approximately $22.2 million on development/infill drilling during the first nine months of 1996. The Company expects to spend approximately $45 million on development/infill drilling activities during 1997.

  In connection with its exploitation focus, the Company actively pursues operating cost reductions on the properties it acquires. The Company believes that its cost structure and operating practices generally result in improved operating economics. Although each situation is unique, the Company generally has achieved reductions in labor and other field level costs from those experienced by the previous operators, particularly in its acquisitions from major oil companies.

  The following is a brief discussion of significant developments in the Company's recent exploitation and development activities:

  West Coast Area. The San Miguelito/Rincon field area, acquired from Conoco, Santa Fe Energy and Mobil, continues to be the primary focus of the Company's West Coast exploitation efforts. Consolidation of the three acquisition areas into a single operating unit has significantly reduced operating costs. At the time of the initial acquisition in July 1993, the Company identified 18 exploitation projects; however, since that time, the Company has completed 90 projects. Exploitation efforts including artificial lift enhancements, waterflood optimization, recompletions and sidetracking junked producers have resulted in sustaining the average field production at levels comparable to that of three years prior. As a result, the Company has been able to increase proved reserves each year since the properties were acquired. Also during 1996, the Company initiated pilot waterflooding operations on the Fourth Grubb producing interval. Based on this successful pilot injection test, full scale waterflooding operations will be initiated during 1997. Ongoing reservoir studies continue to identify significant upside to the Company's existing inventory of exploitation projects.

  Gulf Coast Area. In the Galveston Bay area of Texas, the Company performed during 1996 12 workovers in the Red Fish Reef, Trinity Bay and Fishers Reef fields which are 100 percent owned by the Company and which historically have had good exploitation potential. This work consisted of recompletions and repair jobs in the multi-pay Frio zones productive in the area which resulted in a total gross production increase of 250 Bbls of oil per day and 4,200 Mcf of gas per day. During 1996, the Company also performed recompletions and workovers on seven wells in the Tepetate field, a 100 percent owned field acquired from Conoco in January 1996, which resulted in gross production increases of 850 Bbls of oil per day and 400 Mcf of gas per day. The Company also experienced a successful 1996 exploitation program in the South Pass 24 field where three recompletions and one development well resulted in increased gross daily production from the field of 140 Bbls of oil and 4,370 Mcf of gas.

  Mid-Continent Area. Water injection began in October 1993 in the Shawnee Townsite Unit waterflood project and oil response began in November 1994. Gross unit production has increased from a low of 250 barrels of oil per day to a current rate of approximately 2,300 Bbls of oil per day. Oil rates are forecasted to peak at approximately 3,500 Bbls of oil per day in 1997. An engineering and geological study performed in 1996 has refined the reservoir characterization and established the viability of drilling several infill development wells within the unit boundary to recover oil that would otherwise be undrained. In addition to the Shawnee waterflood, the Company is actively pursuing four other secondary recovery projects located in the Texas Panhandle. Each of these waterflood projects is targeting the Upper Morrow sand at depths of approximately 8,000 feet. Three of these units have been approved and water injection has been initiated. Installation of the final unit, pending Texas Railroad Commission approval, is expected to commence in the first quarter of 1997. Two analogous Upper Morrow fields producing in the immediate area have already responded favorably to waterflood operations. The Company owns working interests ranging from 82 percent to 100 percent in each of the four projects. The Company anticipates additional proved reserves will be added based on the level of success of these secondary recovery projects.

  East Texas Area. Gas development projects remain the focus of the Company's exploitation efforts in East Texas. In the South Gilmer field, Upshur County, Texas, a Company engineering study performed in 1993 established the potential viability of 10 infill drilling locations along with workover opportunities in eight existing wells. This exploitation work was initiated in 1994 and successful workovers were conducted on five wells. Seven of the infill locations have now been drilled and completed. As a result of this work, gross field production has increased to over 9,000 Mcf per day. The Company's working interests in these wells range from 73 percent to 99 percent.

  Argentina Concessions. Development and extensional drilling along with development of secondary recovery projects have been the focus of the Company's exploitation efforts in its Argentina properties. During 1996, the Company continued the expansion of the Canadon Minerales Block 123A waterflood by adding additional sands to the flood and completing additional patterns. Water injection began in February 1992 and first oil response was seen approximately 12 months later. Since the initiation of this project, gross production has increased from 150 Bbls of oil per day to 1,300 Bbls of oil per day. During 1996, the Company installed two new waterflood projects in areas immediately adjacent to the Block 123A waterflood. There are two additional areas in Canadon Minerales for which new waterflood projects are planned for 1997. Numerous other areas within the other concessions are being evaluated as future waterflood candidates. Drilling activity commenced during February 1996 and reached its peak with three rigs running during the fourth quarter of 1996. Forty-one wells were drilled in 1996 and an additional 10 were in process at year end 1996. The two main areas where this activity was concentrated were Canadon Minerales with 25 wells drilled and Canadon Seco with 12 wells drilled. Largely due to the results of this drilling activity, gross production during 1996 increased from 3,500 Bbls of oil per day to 6,900 Bbls of oil per day in Canadon Minerales and from 1,300 Bbls of oil per day to 3,200 Bbls of oil per day in Canadon Seco. During 1996, the Company acquired 124 square kilometers (48 square miles) of 3-D seismic to aid in the optimum placement of future drilling locations. This data was acquired in an attempt to aid in the evaluation of the extremely complex stratigraphy that has historically caused problems in geologic interpretation in this basin. The first three wells that were drilled from the evaluation of the 3-D seismic data have proven successful. If future wells verify these initial results, the Company believes that substantial upside potential that has historically been overlooked can be economically exploited.

EXPLORATION

  The Company's exploration program is designed to contribute significantly to its growth. Management divides the strategic objectives of its exploration program into two parts. First, in the U.S.

and in Argentina, the Company's exploration focus is in its core areas where its geological and engineering expertise and experience are greatest. State-of-the-art technology, including 3-D seismic, is employed to identify prospects. Exploration in the U.S. and Argentina is designed to generate reserve growth in the Company's core areas in combination with its exploitation activities. The Company's longer-term plans are to increase the magnitude of this program with a goal of achieving production replacement through core area exploration. Such exploration is characterized by numerous individual projects with medium to low risk. Secondly, international exploration targets significant long-term reserve growth and value creation. International exploration projects in Ecuador and Bolivia are characterized by higher potential and higher risk. From January 1, 1993, through September 30, 1996, the Company spent $39.8 million on exploration activities. The Company plans to spend approximately $43 million on exploration activities during 1997, approximately $31 million in the U.S. and Argentina and approximately $12 million in other international areas.

  The following is a brief discussion of the primary areas of exploration activity for the Company:

  United States.

   Gulf Coast Area. In the Galveston Bay area of Texas, the Company has
   ---------------
acquired over 180 square miles of new 3-D seismic data and controls over 30,000 net acres in shallow state waters. The Company uses 3-D seismic data to identify new exploration and extentional opportunities in new reservoirs as well as in existing fields. The Company has identified several new prospects in Galveston Bay. The Texas State Tract-75, an exploratory well which utilized 3-D seismic data, was drilled in the Umbrella Point area and was successfully completed as a producer. One or more offset wells are planned to be drilled at Umbrella Point in 1997. The Texas State Tract No. 2-3A well in the area of Fishers Reef West is scheduled to spud during the second quarter of 1997. A third exploratory prospect, White Heron, is also scheduled to spud during second quarter of 1997. The Galveston Bay prospects, if successful, may require multiple development wells to drain target reservoirs. Working interests net to the Company range between 33 percent and 100 percent in Galveston Bay. At the Company's Deweyville prospect, a new 10 square mile 3-D seismic survey is being used to aid in the identification of an expanded Yegua Trend on the Texas and Louisiana border. The Company has a 90 percent working interest in this prospect and is in the process of acquiring additional acreage.

   Mid-Continent Area. The focus of the Company's Mid-Continent drilling
   ------------------
program continues to be the Anadarko and Ardmore Basins. In the Fort-X prospect, four exploratory wells were drilled in 1996 utilizing 3-D seismic. All four wells found sands targeted to be developed. Two were completed as producers and are producing at 1,250 to 2,500 Mcf of gas per day. A fifth well is currently drilling. With the information obtained from these four wells, the Company has entered into two large 3-D seismic joint ventures in the Anadarko Basin aimed at increasing its inventory of exploratory prospects, drilling activity and reserves in selected multi-pay areas over the next several years. The Wheeler project, in which the Company has a 25 percent working interest, is a 150 square mile 3-D seismic survey in the Texas Panhandle targeting the productive Granite Wash, Morrow, Hunton and Arbuckle formations which are known to exist regionally. An exploratory well is planned for the first half of 1997. The second project is a 500 square mile 3-D seismic joint venture in which the Company has a 31.25 percent working interest. Eight areas of interest have been selected for geologic imaging, targeting the Granite Wash, Red Fork, Morrow, Springer, Hunton and Arbuckle formations. In the Stagecoach evaluation area of southern Oklahoma, the Company has initiated an extentional drilling program utilizing a new frac technology aimed at developing a large 6,000 net acre lease block. Drilling of the first well has begun with evaluation expected in early 1997. If successful, the play could open up additional extentional projects in this gas rich sub-basin. The Company's working interests in these prospects range between 70 percent and 100 percent.

   West Coast Area. Based on a discovery made by the Company in 1995, 3-D
   ---------------
seismic data is being used to generate additional prospects in the Buttes Slough area of Northern California. Three to five wells are planned in the Grimes area during 1997. In the Zaca field located in Santa Barbara County, an exploratory horizontal well is targeted to be drilled in 1997 to access potential reserves in new fault blocks. The Company owns a 100 percent working interest in this field and has eight additional exploratory prospects.

  International.

   South America. The Company is currently pursuing several international
   -------------
exploratory projects which, if successful, have the potential to increase the growth of the Company. The Company believes that its existing projects in Ecuador and Bolivia have the potential to significantly increase reserves. The exploration play with the largest potential for reserve additions, as estimated by the Company, is Block 19 in the Oriente Basin in Ecuador. The Company has a 30 percent working interest in a project to explore Block 19. Numerous commercially productive fields have been discovered in this basin. Primary targets are the Hollin, Napo "U" and "T" sands which are productive in other significant fields in this basin. Two wells are planned for 1997. In Bolivia, geological studies are underway to confirm a prospect which has been identified on the Company's recently acquired acreage. Pending the results of these studies, the Company plans to drill a well during 1997 that would test independent oil and gas concepts in this area. Additionally, the Company has identified several exploratory leads on the 570,000 acres it controls which, if successfully developed into prospects, could require several years to test. The Company's working interest in the area is 100 percent. In Argentina, in the Cerro Wenceslao concession in the western portion of the San Jorge Basin, an exploratory project is currently underway to test an area structurally high on an anticline feature to a prior well with oil shows. A similar structural feature located in the northeast portion of the same concession produces from numerous sands in the Bajo Barreal formation. This field is currently producing at a rate of 1,520 Bbls of oil per day with a cumulative recovery to date of 17 MMBbls of oil. The Company has a 100 percent working interest in the Cerro Wenceslao concession.

OIL AND GAS PROPERTIES

  At September 30, 1996, the Company owned and operated producing properties in 11 states, with its U.S. proved reserves located primarily in four core areas: the West Coast, Gulf Coast, East Texas and Mid-Continent areas. In addition, during 1995 the Company established a new core area in the San Jorge Basin of Argentina. As of September 30, 1996, the Company operated approximately 3,076 productive wells and also owned non-operating interests in 587 productive wells. The Company continuously evaluates the profitability of its oil, gas and related activities and has a policy of divesting itself of unprofitable leases or areas of operations that are not consistent with its operating philosophy.

  The following table summarizes the Company's proved reserves in its 30 largest fields in the U.S. and its five largest concessions in Argentina at December 31, 1995, as estimated by Netherland, Sewell. These fields and concessions represent approximately 80 percent of the Company's proved reserves on such date.

                                                        LOCATION (COUNTY     NET    NET
                                                        OR PARISH, STATE     OIL    GAS
          AREA               FIELD/CONCESSION NAME        OR PROVINCE)     (MBBLS) (MMCF)  MBOE
          ----           ----------------------------- ------------------- ------- ------ ------
West Coast.............. San Miguelito                 Ventura, CA         15,432   3,491 16,013
                         South Mountain                Ventura, CA          5,498   6,975  6,660
                         Rincon                        Ventura, CA          4,371   4,094  5,053
                         Ojai-Silverthread             Ventura, CA          2,961  12,230  5,000
                         North Tejon                   Kern, CA             1,746   9,540  3,336
                         Santa Maria Valley/Cat Canyon Santa Barbara, CA    3,294       0  3,294
                         Pleito Ranch                  Kern, CA             2,905     692  3,021
                         Canfield Ranch                Kern, CA             2,700     508  2,784
                         Sespe                         Ventura, CA          2,311   1,915  2,630
                         Buena Vista Hills             Kern, CA             2,065   3,348  2,623
                         Lathrop                       San Joaquin, CA          0  12,135  2,022
                         Antelope Hills                Kern, CA             1,797       0  1,797
                         Zaca                          Santa Barbara, CA    1,693       0  1,693
                         Wheeler Ridge                 Kern, CA             1,235   2,497  1,651
                         Tejon                         Kern, CA             1,618     181  1,649
                         Landslide                     Kern, CA             1,251     182  1,282
                         Timber Canyon                 Ventura, CA            769   2,410  1,171
Gulf Coast.............. Waveland                      Hancock, MS            323  14,930  2,811
                         South Pass 24                 Plaquemines, LA      1,200   3,142  1,724
                         Little Lake/Temple            Jefferson, LA        1,190   2,740  1,647
                         Panther Reef                  Calhoun, TX            298   6,122  1,319
                         Trinity Bay                   Chambers, TX         1,114     804  1,248
                         Vacherie                      St. James, LA           39   7,016  1,209
East Texas.............. South Gilmer                  Upshur, TX             523  31,088  5,704
                         Southern Pine                 Cherokee, TX             0  25,128  4,188
                         Fruitvale                     Van Zandt, TX            0  23,384  3,897
                         Colgrade                      Winn, LA             3,393       0  3,393
Mid-Continent........... Shawnee                       Pottawatomie, OK     2,820     230  2,858
                         Booker                        Ochiltree, TX        1,848     171  1,877
                         Strong City                   Roger Mills, OK         59   9,867  1,703
San Jorge Basin,
 Argentina.............. Canadon Minerales             Santa Cruz Province 18,768       0 18,768
                         Las Heras/Piedra Clavada      Santa Cruz Province 14,958       0 14,958
                         Canadon Seco                  Santa Cruz Province 11,103       0 11,103
                         Cerro Wenceslao               Santa Cruz Province  9,477       0  9,477
                         Meseta Espinosa               Santa Cruz Province  7,749       0  7,749

  West Coast Area. The Company expanded its operations to the West Coast in 1992 through two separate acquisitions of properties located in Kern, Ventura, and Santa Barbara Counties in California. Since 1992, the Company has continued to expand its operations in the West Coast area through additional property acquisitions. As of December 31, 1995, the area comprised 35 percent of the Company's total proved reserves and 54 percent of the Company's U.S. proved reserves. The Company currently operates 1,158 productive wells with daily gross production of approximately 11,700 Bbls of mid-gravity oil, 2,600 Bbls of heavy oil and 30,300 Mcf of gas. In addition, the Company owns an interest in 72 productive wells operated by others.

   San Miguelito. The San Miguelito field is located in the west central
   -------------
portion of the greater Ventura Avenue field just north of the City of Ventura, California. Production is from multiple pay intervals in Pliocene-age sands which span 7,000 vertical feet. Well depths generally range from 7,000 feet to just over 16,000 feet in the deepest wells. Currently, active waterflood operations are underway in three of the producing zones. With the field still producing in excess of 3,400 gross Bbls of oil per day, the Company believes additional waterflood potential exists in lower sands currently producing on primary depletion. The Company operates this single lease property with a 100 percent working and 87.5 percent net revenue interest. For additional information regarding this field, see "--Exploitation and Development Activities--West Coast Area."

   South Mountain. The South Mountain field, located just south of Santa
   --------------
Paula, California, has become one of the Company's major producing areas. As a result of the acquisition of the Texaco Properties, which included certain properties in this field, the Company now operates 226 active wells in the South Mountain field. Gross daily production of 1,150 Bbls of oil and 2,000 Mcf of gas comes from Eocene and Pliocene sand intervals at depths of 3,000 feet to 10,000 feet. The solution gas and gravity drainage producing mechanisms are responsible for low decline rates which result in long-life reserves. In addition to the producing wells, the Company also operates the South Mountain Gas Gathering System which transports approximately 3,500 Mcf per day of Company and third party gas. The Company's working interests in the South Mountain field range from 50 percent to 100 percent with net revenue interests from 42 percent to 100 percent; however, the properties are predominantly owned 100 percent.

   Rincon. The Rincon field is located on the western updip end of the greater
   ------
Ventura Avenue field just north of the City of Ventura, California, and adjacent to the Company's San Miguelito field properties. Like the San Miguelito field, production is from multiple pay intervals of Pliocene-age sands. These intervals span several thousand feet with three waterfloods currently in operation. Producing intervals range in depth from approximately 3,500 feet to 14,000 feet. The Company operates this field with a 100 percent working and 80 percent net revenue interest. Current daily gross production from this field is approximately 1,030 Bbls of oil and 1,100 Mcf of gas. During 1996, the Company was able to increase total field production through development of uphole producing intervals and re-vitalization of existing waterfloods. The Company believes that significant upside reserve potential remains in the development of these shallow producing horizons as well as workover and stimulation activity in the presently producing intervals. For additional information regarding this field, see "--Exploitation and Development Activities--West Coast Area."

   Ojai-Silverthread and Timber Canyon. The Ojai field, which extends to the
   -----------------------------------
Silverthread and Timber Canyon areas, is located in the western central portion of Ventura County, California. All production in this area is from the fractured Monterey Shale formation which is encountered at depths ranging from 2,000 feet to 6,000 feet. The Company operates 118 productive wells in this field with a 100 percent working interest and net revenue interests ranging from 83 percent to 100 percent. The properties are mature, characterized by pressure depletion and gravity drainage, with highly predictable production decline rates. Combined daily gross production exceeds 800 Bbls of oil and 3,500 Mcf of gas.

   North Tejon. The North Tejon field is located near the southern end of the
   -----------
San Joaquin Basin. This field is divided into a series of fault blocks with productive reservoirs in the lower Miocene, Oligocene, Zemorrian and Eocene sands. These producing zones range in depth from 5,400 feet to 11,300 feet. All productive wells are operated by the Company with a 100 percent working and net revenue interest. Gross production rates average in excess of 200 Bbls of oil per day and 2,200 Mcf of gas per day. The Company believes that future projects in this field may increase production and reserves.

   Santa Maria Valley/Cat Canyon. The Company operates these two heavy (low
   -----------------------------
gravity) oil fields near Santa Maria, California. At the end of 1992, the Company built and commenced operation of two non-conventional fuel facilities. Those facilities are located in the Santa Maria Valley and Cat Canyon fields and now produce oil from tar sands. Since December 1992, the Company has produced over 800 MBbls of tar sand oil through these facilities. In addition, the Company operates one waterflood. Total produced volume from the fields is in excess of 1,400 gross Bbls of oil per day. The Company's working interests in the fields are 100 percent with net revenue interests ranging from 74.5 percent to 100 percent.

   Pleito Ranch. The Pleito Ranch field is located on the southern end of the
   ------------
San Joaquin Basin. Production is from Miocene-age Chanac and Santa Margarita sands below the Wheeler Ridge thrust fault.

Well depths range from 11,000 feet to 14,000 feet. All productive wells are operated by the Company with a 100 percent working and net revenue interest. The recovery mechanism is predominantly gravity drainage and is characterized by low decline, long-life reserves with gross production of approximately 600 Bbls of oil per day.

  Gulf Coast Area. The Gulf Coast Area comprised approximately 12 percent of the Company's December 31, 1995, total proved reserves. Production in this area is predominantly from structural accumulations in reservoirs of Miocene Age. The depths of the producing reservoirs in this area range from 1,200 feet to 14,500 feet. The Company currently operates 232 productive wells and owns interests in an additional 166 productive wells in this area. Daily gross production from the operated wells averages 7,600 Bbls of oil and 52,400 Mcf of gas. Additional development potential exists in this area from recompletions in existing wellbores particularly in the South Pass 24 (70 percent working interest), Red Fish Reef (100 percent working interest), and Panther Reef (96 percent average working interest) fields.

   Waveland. The Company's largest field in the Gulf Coast Area is the
   --------
Waveland field. The Waveland field is located in Hancock County, Mississippi, and produces from the Washita-Fredricksburg, Paluxy and Mooringsport formations at depths ranging from 11,800 feet to 13,340 feet. The Company currently operates gross daily production of 3,250 Mcf of gas. This field contains a significant amount of reserves that are behind-pipe in existing well bores. The Company intends to further develop this field through a series of workovers and recompletions with two to four such projects scheduled for 1997.

   South Pass 24. The South Pass 24 field is located in state waters of
   -------------
Plaquemines Parish, Louisiana, at shallow water depths averaging 10 to 20 feet. The 33 productive oil wells and seven productive gas wells in this field are operated by the Company and one other operator. The South Pass 24 field produces hydrocarbons from various members of the Miocene sand series at an average depth of approximately 7,000 feet. Future value enhancements in this field are expected to come from exploitation opportunities.

  East Texas Area. The East Texas Area comprised approximately 11 percent of the Company's December 31, 1995, total proved reserves. The Cotton Valley, Smackover and Travis Peak formations are the dominant producing reservoirs on the Company's acreage in this area. The Company currently operates daily gross production of 1,150 Bbls of oil and 30,500 Mcf of gas from 594 operated productive wells in this area. The Company owns an interest in an additional 71 productive wells in this area. Significant infill drilling potential exists on the Company's acreage in the South Gilmer, Colgrade, Southern Pine, Rosewood, Bethany Longstreet and Bear Grass fields. The Company plans to continue infill drilling programs in Southern Pine, Colgrade and South Gilmer fields. During 1996, these infill drilling programs have resulted in the addition of five wells, all of which were successful. For additional information regarding these producing operations, see "--Exploitation and Development Activities--East Texas Area."

   South Gilmer. The South Gilmer field, the Company's largest field in the
   ------------
East Texas area, is located in Upshur County and produces from the Cotton Valley Lime formation at average depths of 11,300 feet to 11,800 feet. The Company currently operates 18 productive wells and owns interests in three additional productive wells in this field. A workover program implemented in 1994 increased production substantially in five wells. The Company began the drilling of an infill well in December 1994, with two additional wells drilled in 1995 and four wells in 1996. All seven wells resulted in successful completions. Significant behind-pipe reserves are booked for the Company's 6,727 gross acres in the Cotton Valley sand formation.

   Southern Pine. The Southern Pine field is located in Cherokee County,
   -------------
Texas, and produces from the Travis Peak formation with gross daily production of 7,900 Mcf of gas. The Company currently operates 26 productive wells in this field. The Company completed the drilling of eight development wells in 1995. These wells, combined with the ten wells acquired from Herd Producing Company in March 1995, increased gross daily production from 1,200 Mcf of gas to a peak rate of 10,000 Mcf of gas. The installations of plunger lift and central compression during 1996 have helped maintain the current gross daily production of 7,900 Mcf of gas.

  Mid-Continent Area. The Mid-Continent Area extends from the Arkoma Basin of Eastern Oklahoma to the Texas Panhandle and north to include Kansas. This area comprises seven percent of the Company's total proved reserves as of December 31, 1995. The Company currently operates daily gross production of 3,500 Bbls of oil and 29,500 Mcf of gas from 373 operated productive wells in this area. The Company owns an interest in an additional 249 productive wells in this area.

  The Company's largest field in the Mid-Continent Area is the Shawnee Townsite field, which the Company operates. On March 1, 1993, a unit was formed for secondary recovery operations with water injection initiated in October 1993. For additional information regarding this field, see "-- Exploitation and Development Activities--Mid-Continent Area."

  Argentina Concessions. The Argentina properties consist primarily of 12 mature producing concessions located on the south flank of the San Jorge Basin. These concessions comprised approximately 34 percent of the Company's December 31, 1995, total proved reserves. The Company currently operates 600 productive wells (100 percent working interest) with daily gross production of 16,200 Bbls of oil. In addition, the Company owns an interest in 17 productive wells operated by others. At December 31, 1995, the Company's proved reserves included approximately 181 development or infill drilling locations and 253 workovers on its Argentina acreage. In addition, the Company has an extensive inventory of workovers and development or infill drilling locations on its Argentina properties which are not included in proved reserves.

   Canadon Minerales. The primary oil producing reservoirs of the Canadon
   -----------------
Minerales oil concession are the Mina del Carmen and Canadon Seco formations which are both fluvial channel sand bodies at depths ranging from 3,000 feet to 4,000 feet. This concession currently has 169 producing wells and 31 water injection wells with daily gross production of approximately 6,850 Bbls of oil. Approximately 20 percent of the concession's daily production is produced from the Block 123A waterflood, which contains 22 producing wells and 17 water injection wells. The Block 123A waterflood was expanded during 1996 to include additional sands. Also during 1996, two additional waterflood projects were initiated in areas adjacent to Block 123A. At this time there are two additional waterflood projects scheduled for development.

  Future development plans at Canadon Minerales include numerous workovers and development drilling locations. Many of the workovers are expected to return idle wells back to production by perforating zones not produced by the former owner. Log cross sections reveal many zones which do not appear to have been previously tested.

  The proved undeveloped locations are generally infill development locations in areas offsetting existing production. Well depths vary from 3,000 to 6,000 feet. The first well was drilled in the first quarter of 1996 and 25 wells were drilled on this concession during 1996. See "--Exploitation and Development Activities--Argentina Concessions."

   Las Heras/Piedra Clavada. The primary oil producing reservoirs of the Las
   ------------------------
Heras/Piedra Clavada oil concession are the Castillo and Bajo Barreal formations which are both fluvial channel sand bodies with good to moderate sand quality at depths ranging from 3,500 feet to 7,000 feet. Currently, there are 82 producing wells and three water injection wells with daily gross production of approximately 1,160 Bbls of oil. There is one active waterflood in Block 24, which contains 13 producing wells and five water injection wells. In addition to the activities in Block 24, there are three other waterflood projects scheduled for development at Las Heras/Piedra Clavada.

  Future development plans at Las Heras/Piedra Clavada include numerous workovers and development drilling locations. Many of these workovers are expected to return idle wells back to production by perforating additional zones. Cross sections reveal many zones which do not appear to have been tested. The proved undeveloped locations are generally infill development locations in areas offsetting existing production.

   Canadon Seco. The primary oil producing reservoirs of the Canadon Seco oil
   ------------
concession are the Canadon Seco and Mina del Carmen which are fluvial channel sand bodies at depths ranging from 4,000 feet to 7,000 feet. This field currently has 74 producing wells and eight water injection wells with a daily gross production of approximately 3,200 Bbls of oil.

  There are three active waterfloods at Canadon Seco which contain a total of 10 producing wells and eight water injection wells. The Block VIIIAo waterflood has additional drilling and water injection conversions scheduled for additional development of the concession.

  Additional development plans at Canadon Seco include numerous workovers and development drilling locations. Many of the workovers are expected to return idle wells back to production by perforating additional zones. See "-- Exploitation and Development Activities--Argentina Concessions."

   Cerro Wenceslao. The primary oil producing reservoir of the Cerro Wenceslao
   ---------------
oil concession is the Bajo Barreal which contains sands at depths ranging from 1,000 feet to 3,000 feet. Currently, there are 122 producing oil wells and 10 water injection wells with daily gross production of approximately 1,520 Bbls of oil.

  Future development plans at Cerro Wenceslao include workovers, fracture stimulations, and development drilling on several drilling locations. In addition, the Company plans to further develop the significant waterflood potential in Block 2, Block 5 and the East Flank Block.

   Meseta Espinosa. The primary oil producing reservoirs of the Meseta
   ---------------
Espinosa oil concession are the Canadon Seco and Mina del Carmen which are fluvial channel sand bodies with good to moderate sand quality at depths ranging from 4,000 feet to 7,000 feet. This concession currently has 101 producing wells and 10 water injection wells with a daily gross production of approximately 2,250 Bbls of oil.

  There are seven active waterfloods at Meseta Espinosa which contain a total of 17 producing wells and 10 water injection wells. One new proven waterflood project was installed during 1996. It will be followed by the implementation of a second new proven waterflood project. Additional development plans at Meseta Espinosa include several workovers and the drilling of development wells.

MARKETING

  The Company's gas production and gathered gas are sold primarily on the spot market or under market-sensitive, long-term agreements with a variety of purchasers, including intrastate and interstate pipelines, their marketing affiliates, independent marketing companies and other purchasers who have the ability to move the gas under firm transportation agreements. Because an insignificant amount of the Company's gas is committed to long-term fixed-price contracts, the Company is positioned to take advantage of rising prices for gas but it is also subject to gas price declines.

  In order to more efficiently handle spot market transactions, the Company's gas marketing activities are handled by Vintage Gas, Inc., its wholly owned gas marketing affiliate, which commenced operation on May 1, 1991. This marketing affiliate purchases gas on the spot market from the Company and third parties. Generally, the marketing affiliate purchases this gas on a month-to-month basis at a percentage of resale prices.

  Generally, the Company's domestic oil production is sold under short-term contracts at posted prices plus a premium in some cases. The Company's Argentina oil production is currently sold at port to ESSO SAPA and Petrobras at West Texas Intermediate spot prices less a specified differential.

  The most significant purchaser of the Company's oil during 1995 was Texaco Trading and Transportation, Inc. Such oil purchases amounted to approximately 17 percent of the Company's total revenues for 1995. No other purchaser of the Company's oil or gas during 1995 exceeded 10 percent of the Company's total revenues.

  The Company has previously engaged in oil and gas hedging activities and intends to continue to consider various hedging arrangements to realize commodity prices which it considers favorable. Three hedges (swap agreements) are currently in place for a total of 7,500 Bbls of oil per day at a weighted average price of $19.26 per Bbl (NYMEX reference price) for the period January 1997 through December 1997.

GATHERING SYSTEMS

  The Company owns 100 percent interests in two oil and gas gathering systems located in Pottawatomie County, Oklahoma and Harris and Chambers Counties, Texas. In addition, the Company owns 100 percent interests in 22 gas gathering systems located in active producing areas of California, Kansas, Texas and Oklahoma. All of these gathering systems are operated by the Company. Together, these systems comprise approximately 300 miles of varying diameter pipe with a combined capacity in excess of 175 MMcf of gas per day. At September 30, 1996, there were 432 wells (most of which are operated by the Company) connected to these systems. Generally, the gathering systems buy gas at the wellhead on the basis of a percentage of the resale price under contracts containing terms of one to 10 years.

RESERVES

  At December 31, 1995, the Company had proved reserves, as estimated by Netherland, Sewell, of 199.7 MMBOE, comprised of 147.9 MMBbls of oil and 310.8 Bcf of gas. The following table sets forth, at December 31, 1995, the present value of future net revenues (revenues less production and development costs) before income taxes attributable to the Company's proved reserves at such date (in thousands):

   Proved Reserves:
     Future net revenues............................................ $1,470,350
     Present value of future net revenues before income taxes, dis-
      counted at 10 percent.........................................    894,249
     Standardized measure of discounted future net cash flows.......    736,546
   Proved Developed Reserves:
     Future net revenues............................................  1,032,798
     Present value of future net revenues before income taxes, dis-
      counted at 10 percent.........................................    675,318

  In computing this data, assumptions and estimates have been utilized, and the Company cautions against viewing this information as a forecast of future economic conditions. The historical future net revenues are determined by using estimated quantities of proved reserves and the periods in which they are expected to be developed and produced based on December 31, 1995, economic conditions. The estimated future production is priced at prices prevailing at December 31, 1995, except where fixed and determinable price escalations are provided by contract. The resulting estimated future gross revenues are reduced by estimated future costs to develop and produce the proved reserves, based on December 31, 1995, cost levels, but such costs do not include debt service, general and administrative expenses and income taxes. For additional information concerning the historical discounted future net revenues to be derived from these reserves and the disclosure of the Standardized Measure information in accordance with the provisions of Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities," see Note 9 "Supplementary Financial Information for Oil and Gas Producing Activities" to the Company's consolidated financial statements included elsewhere in this Prospectus.

  The following table sets forth estimates of the proved oil and gas reserves of the Company at December 31, 1995, as evaluated by Netherland, Sewell:

                                  OIL (MBBLS)                   GAS (MMCF)            MBOE
                         ----------------------------- ----------------------------- -------
                         DEVELOPED UNDEVELOPED  TOTAL  DEVELOPED UNDEVELOPED  TOTAL   TOTAL
                         --------- ----------- ------- --------- ----------- ------- -------
West Coast(a)...........   45,947    10,204     56,151   79,514     7,388     86,902  70,635
Gulf Coast..............    9,159     1,936     11,095   73,772     7,777     81,549  24,687
East Texas..............    3,723     1,167      4,890   75,934    23,483     99,417  21,459
Mid-Continent...........    4,619     2,854      7,473   41,180     1,687     42,867  14,618
Other U.S...............      343       275        618       27       --          27     622
                          -------    ------    -------  -------    ------    ------- -------
  Total U.S.............   63,791    16,436     80,227  270,427    40,335    310,762 132,021
Argentina...............   36,928    30,716     67,644      --        --         --   67,644
                          -------    ------    -------  -------    ------    ------- -------
  Total Company(b)......  100,719    47,152    147,871  270,427    40,335    310,762 199,665
                          =======    ======    =======  =======    ======    ======= =======

--------
(a) Total proved oil reserves include 5.1 MMBbls of heavy oil located in the Company's Santa Maria Valley/Cat Canyon and Antelope Hills fields in California.
(b) Does not include acquisitions since December 31, 1995. See "Recent Acquisitions."

  Estimates of the Company's 1995 proved reserves set forth above have not been filed with, or included in reports to, any Federal authority or agency, other than the Securities and Exchange Commission.

  The Company's non-producing proved reserves are largely behind-pipe in fields which it operates. Undeveloped proved reserves are predominantly infill drilling locations and secondary recovery projects. Approximately 67 percent of the U.S. proved reserves associated with infill drilling locations are located in the Company's 30 largest U.S. fields.

  The reserve data set forth in this Prospectus or incorporated by reference herein represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates often differ from the quantities of oil and gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based.

  For further information on reserves, costs relating to oil and gas activities and results of operations from producing activities, see Note 9 "Supplementary Financial Information for Oil and Gas Producing Activities" to the Company's consolidated financial statements included elsewhere in this Prospectus.

PRODUCTIVE WELLS; DEVELOPED ACREAGE

  The following table sets forth the Company's domestic and Argentina productive wells and developed acreage assignable to such wells at September 30, 1996:

                                                       PRODUCTIVE WELLS
                                               ---------------------------------
                            DEVELOPED ACREAGE      OIL        GAS       TOTAL
                           ------------------- ----------- --------- -----------
                             GROSS      NET    GROSS  NET  GROSS NET GROSS  NET
                           --------- --------- ----- ----- ----- --- ----- -----
U.S.......................   585,106   309,322 2,108 1,583  945  358 3,053 1,941
Argentina................. 1,008,339   844,372   610   597  --   --    610   597
                           --------- --------- ----- -----  ---  --- ----- -----
  Total................... 1,593,445 1,153,694 2,718 2,180  945  358 3,663 2,538
                           ========= ========= ===== =====  ===  === ===== =====

  Productive wells consist of producing wells and wells capable of production, including gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Wells which are completed in more than one producing horizon are counted as one well. Of the gross wells reported above, two had multiple completions.

PRODUCTION; UNIT PRICES; COSTS

  The following table sets forth information with respect to production and average unit prices and costs for the periods indicated:

                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,       YEARS ENDED DECEMBER 31,
                                 -------------------- --------------------------
                                   1996        1995     1995     1994     1993
                                 --------    -------- -------- -------- --------
Production:
  Oil (MBbls)--
    U.S.........................    5,683       4,933    6,647    6,657    4,785
    Argentina...................    2,966         377      961      --       --
    Total.......................    8,649       5,310    7,608    6,657    4,785
  Gas, all U.S. (MMcf)..........   24,535      22,489   30,610   28,884   22,504
Average sales prices:
  Oil (per Bbl)--
    U.S. ....................... $  17.08(a) $  15.42 $  15.44 $  13.53 $  14.14
    Argentina...................    15.87(a)    14.20    13.98      --       --
    Total.......................    16.66(a)    15.33    15.26    13.53    14.14
  Gas, all U.S. (per Mcf).......     1.70        1.42     1.46     1.78     2.03
Production costs (per BOE):
  U.S...........................     5.38        5.27     5.24     5.17     5.26
  Argentina.....................     5.07        4.62     5.42      --       --
  Total.........................     5.31        5.25     5.25     5.17     5.26

--------
(a) The impact of oil hedges reduced the Company's 1996 U.S., Argentina and total average oil prices per Bbl by $0.79, $1.89 and $1.17, respectively.

  The components of production costs may vary substantially among wells depending on the methods of recovery employed and other factors, but generally include production taxes, maintenance and repairs, labor and utilities.

UNDEVELOPED ACREAGE

  At September 30, 1996, the Company held the following undeveloped acres located in the United States and Ecuador. With respect to such United States acreage held under leases, 101,132 gross (38,363 net) acres are held under leases with primary terms that expire at varying dates through December 31, 2000, unless commercial production is commenced. The following table sets forth the location of the Company's undeveloped acreage and the number of gross and net acres in each. Although substantial undeveloped acreage exists in the Company's concessions in Argentina, the concessions in their entirety are held by production.

   STATE/COUNTRY                                           GROSS ACRES NET ACRES
   -------------                                           ----------- ---------
   California.............................................     6,698      5,910
   Colorado...............................................     2,720        972
   Kansas.................................................     1,420      1,420
   Louisiana..............................................     1,182        430
   Mississippi............................................       204         65
   Montana................................................    12,382      6,250
   New Mexico.............................................    11,469      1,656
   Oklahoma...............................................    13,978      8,510
   Texas..................................................    52,826     14,097
                                                             -------    -------
     Total U.S............................................   102,879     39,310
   Ecuador................................................   494,226    148,268
                                                             -------    -------
     Total Company........................................   597,105    187,578
                                                             =======    =======

DRILLING ACTIVITY

  During the periods indicated, the Company drilled or participated in the drilling of the following exploratory and development wells:

                        NINE MONTHS ENDED       YEARS ENDED DECEMBER 31,
                          SEPTEMBER 30,    -----------------------------------
                              1996            1995        1994        1993
                        ------------------ ----------- ----------- -----------
                         GROSS     NET     GROSS  NET  GROSS  NET  GROSS  NET
                        ------------------ ----- ----- ----- ----- ----- -----
Development:
 United States--
  Productive...........       11      5.69   36  19.26   31  18.75   16   2.12
  Non-Productive.......        3      1.57    5   3.49    2   1.04    1   0.44
 Argentina--
  Productive...........       16     16.00  --     --   --     --   --     --
  Non-Productive.......        1      1.00  --     --   --     --   --     --
                         ------- ---------  ---  -----  ---  -----  ---  -----
    Total..............       31     24.26   41  22.75   33  19.79   17   2.56
                         ======= =========  ===  =====  ===  =====  ===  =====
Exploratory:
 United States--
  Productive...........        4      2.25   13   9.84   12   2.82   21   2.01
  Non-Productive.......        3      1.50    5   2.69    5   4.04   10   5.70
 Argentina--
  Productive...........        2      2.00  --     --   --     --   --     --
  Non-Productive.......    --          --   --     --   --     --   --     --
                         ------- ---------  ---  -----  ---  -----  ---  -----
    Total..............        9      5.75   18  12.33   17   6.86   31   7.71
                         ======= =========  ===  =====  ===  =====  ===  =====
Total:
  Productive...........       33     25.94   49  29.10   43  21.58   37   4.13
  Non-Productive.......        7      4.07   10   6.18    7   5.07   11   6.14
                         ------- ---------  ---  -----  ---  -----  ---  -----
    Total..............       40     30.01   59  35.28   50  26.65   48  10.27
                         ======= =========  ===  =====  ===  =====  ===  =====


  The above well information excludes wells in which the Company has only a royalty interest.

  At September 30, 1996, the Company was a participant in the drilling or completion of 18 gross (13.59 net) wells. All of the Company's drilling activities are conducted with independent contractors. The Company owns no drilling equipment.

LEGAL PROCEEDINGS

  On November 5, 1996, the Province of Santa Cruz, Argentina brought suit against Cadipsa in the Corte Suprema de Justicia de la Nacion (the Supreme Court of Justice of the Argentine Republic, Buenos Aires, Argentina), Dossier No. s-1451, seeking to recover approximately $10.6 million (which sum includes interest) allegedly due as additional royalties on four concessions granted in 1990 in which the Company currently owns a 100 percent working interest. The Company and its predecessors in title have been paying royalties at an eight percent rate; the Province of Santa Cruz claims the rate should be 12 percent. The amount of such claim will increase at the differential of these royalty rates until this claim is resolved. With respect to the 50 percent interest in the two concessions that the Company acquired from British Gas, plc, the Company believes that it is entitled to indemnification by British Gas, plc for any loss sustained by the Company as a result of this claim. Such indemnification equals approximately $4.0 million of the $10.6 million claim. The Company has no indemnification from its predecessors in title with respect to the payment of royalties on the other two concessions. Although the Company cannot predict the outcome of this litigation, based upon the advice of counsel, the Company does not expect this claim to have a material adverse impact on the Company's financial position or results of operations.

  The Company is also a named defendant in other lawsuits and is a party in governmental proceedings from time to time arising in the ordinary course of business. While the outcome of such other lawsuits or proceedings against the Company cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the Company's financial position or results of operations.

                                  MANAGEMENT

  The following table sets forth certain information regarding the directors and executive officers of the Company. Officers are elected annually by the Board of Directors and serve at its discretion.

          NAME           AGE                      POSITION
          ----           ---                      --------
Charles C. Stephenson,
 Jr. ...................  60 Director and Chairman of the Board of Directors
Jo Bob Hille............  55 Director, Vice Chairman of the Board of Directors
                              and Chief Executive Officer
S. Craig George.........  44 Director, President and Chief Operating Officer
William C. Barnes.......  42 Director, Executive Vice President, Chief Financial
                              Officer, Secretary and Treasurer
William L. Abernathy....  45 Senior Vice President--Acquisitions
Robert W. Cox...........  51 Vice President--General Counsel
William E. Dozier.......  44 Vice President--Operations
Michael F. Meimerstorf..  40 Vice President and Controller
Robert E. Phaneuf.......  50 Vice President--Corporate Development
Barry D. Quackenbush....  54 Vice President--Production
Larry W. Sheppard.......  42 Vice President--International
Bryan H. Lawrence.......  54 Director
John T. McNabb, II......  52 Director

  Mr. Stephenson, a co-founder of the Company, has been a Director since June 1983 and Chairman of the Board of Directors of the Company since April 1987. He was also Chief Executive Officer of the Company from April 1987 to March 1994 and President of the Company from June 1983 to May 1990. From October 1974 to March 1983, he was President of Santa Fe-Andover Oil Company (formerly Andover Oil Company), an independent oil and gas company ("Andover"), and from January 1973 to October 1974, he was Vice President of Andover. Mr. Stephenson has a B.S. Degree in Petroleum Engineering from the University of Oklahoma, and has approximately 37 years of oil and gas experience.

  Mr. Hille, the other co-founder of the Company, has been a Director of the Company since June 1983, Chief Executive Officer of the Company since March 1994 and Vice Chairman of the Company since September 1995. He was also President of the Company from May 1990 to September 1995, Chief Operating Officer of the Company from April 1987 to March 1994, Executive Vice President of the Company from June 1983 to May 1990 and Treasurer and Secretary of the Company from June 1983 to April 1987. From August 1972 to March 1983, Mr. Hille was employed by Andover where he served at various times primarily as Executive Vice President and Vice President--Operations. Mr. Hille has a B.S. Degree in Petroleum Engineering from the University of Tulsa, and has approximately 31 years of oil and gas experience.

  Mr. George has been a Director since October 1991, President of the Company since September 1995 and Chief Operating Officer of the Company since March 1994. He was also an Executive Vice President of the Company from March 1994 to September 1995 and a Senior Vice President of the Company from October 1991 to March 1994. From April 1991 to October 1991, Mr. George was Vice President of Operations and International with Santa Fe Minerals, Inc., an independent oil and gas company ("Santa Fe Minerals"). From May 1981 to March 1991, he served in various other management and executive capacities with Santa Fe Minerals and its subsidiary, Andover. From December 1974 to April 1981, Mr. George held various management and engineering positions with Amoco Production Company. He has a B.S. Degree in Mechanical Engineering from the University of Missouri-Rolla.

  Mr. Barnes, a certified public accountant, has been a Director, Treasurer and Secretary of the Company since April 1987, an Executive Vice President of the Company since March 1994 and Chief Financial Officer of the Company since May 1990. He was also a Senior Vice President of the Company from May 1990 to March 1994 and Vice President--Finance of the Company from January 1984 to May 1990. From November 1982 to December 1983, Mr. Barnes was an audit manager for Arthur Andersen & Co., an independent public accounting firm, where he dealt primarily with clients in the oil and gas industry. He was Assistant Controller--Finance of Andover from December 1980 to November 1982. From June 1976 to December 1980, he was an auditor with Arthur Andersen & Co., where he dealt primarily with clients in the oil and gas industry. Mr. Barnes has a B.S. Degree in Business Administration from Oklahoma State University.

  Mr. Abernathy has been Senior Vice President--Acquisitions of the Company since March 1994. He was Vice President--Acquisitions of the Company from May 1990 to March 1994 and Manager--Acquisitions of the Company from June 1987 to May 1990. From June 1976 to June 1987, Mr. Abernathy was employed by Exxon Company USA, where he served at various times as Senior Staff Engineer, Senior Supervising Engineer and in other engineering capacities, with assignments in drilling, production and reservoir engineering in the Gulf Coast and offshore. He has B.S. and M.S. Degrees in Mechanical Engineering from Auburn University.

  Mr. Cox has been Vice President--General Counsel of the Company since March 1988. From August 1982 to March 1988, he was employed by Santa Fe Minerals and its subsidiary, Andover, where he served at various times as Vice President-- Law and Regional Attorney. From April 1982 to August 1982, he was employed as Corporate Attorney by Andover. Prior to that time, Mr. Cox was employed by Amerada Hess Corporation, a major oil company, served as General Counsel and Secretary of Kissinger Petroleum Corporation, an independent oil and gas company, and served on the legal staff of Champlin Petroleum Company, an independent oil and gas company. He has a B.S. Degree in Business Administration with a major in Petroleum Marketing from the University of Tulsa, and a Juris Doctor from the University of Michigan Law School.

  Mr. Dozier has been Vice President--Operations of the Company since May 1992. From June 1983 to April 1992, he was employed by Santa Fe Minerals where he held various engineering and management positions serving most recently as Manager of Operations Engineering. From January 1975 to May 1983, he was employed by Amoco Production Company serving in various positions where he worked all phases of production, reservoir evaluations, drilling and completions in the Mid-Continent and Gulf Coast areas. He has a B.S. Degree in Petroleum Engineering from the University of Texas.

  Mr. Meimerstorf, a certified public accountant, has been Controller of the Company since January 1988 and a Vice President of the Company since May 1990. He was Accounting Manager of the Company from February 1984 to January 1988. From April 1981 to February 1984, he was the Financial Reporting Supervisor for Andover. From June 1979 to April 1981, he was an auditor with Arthur Andersen & Co. He has a B.S. Degree in Accounting from Arkansas Tech University and an M.B.A. Degree from the University of Arkansas.

  Mr. Phaneuf joined the Company as Vice President--Corporate Development in October 1995. From June 1995 to October 1995, he was employed in the Corporate Finance Group of Arthur Andersen LLP, specializing in energy industry corporate finance activities. From April 1993 to August 1994, he was Senior Vice President and head of the Energy Research Group at Kemper Securities, an investment banking firm. From 1988 until April 1993, he was employed by Rauscher, Pierce Refsnes, Inc., an investment banking firm, as a Senior Vice President, serving as an energy analyst involved in equity research. From 1978 to 1988, Mr. Phaneuf was Vice President of Kidder, Peabody, & Co., an investment banking firm, serving as an energy analyst in the Research Department. From 1976 to 1978, he was employed by Schneider, Bernet, and Hickman, serving as an energy analyst in the Research Department. From 1972 to 1976, he held the position of Investment Advisor for First International Investment Management, a subsidiary of NationsBank. He holds a B.A. Degree in Psychology and an M.B.A. Degree from the University of Texas.

  Mr. Quackenbush has been Vice President--Production of the Company since May 1990. He was Manager--Production of the Company from November 1989 to May 1990. From May 1970 to July 1989, Mr. Quackenbush was employed by Tenneco Oil Co., an oil and gas company, where he served as Acquisition Manager and in various engineering positions. He has a B.S. Degree in Petroleum Engineering from the Colorado School of Mines.

  Mr. Sheppard has been Vice President--International of the Company since November 1994. From June 1984 to August 1994, he was employed by Santa Fe Minerals serving as Manager--Acquisitions & Special Projects, Manager-- International Operations, and in various other management and supervisory capacities. From August 1977 to June 1984, he was employed by Amoco Production Company serving in various engineering and supervisory capacities. He has a B.S. Degree in Petroleum Engineering from Texas Tech University.

  Mr. Lawrence has been a Director of the Company since January 1987. He has been employed by Dillon, Read & Co. Inc., an investment banking firm ("Dillon Read"), since January 1966 and is currently a Managing Director. Mr. Lawrence also serves as a Director of D & K Wholesale Drug, Inc., Hallador Petroleum Company, TransMontaigne Oil Company and Willbros Group, Inc. (each a United States public company), Benson Petroleum Ltd. and Cavell Energy Corp. (each a Canadian public company) and certain non-public companies in which affiliates of Dillon Read hold equity interests including Meenan Oil Co., Inc., Fintube Limited Partnership, Interenergy Corporation, PetroSantander Inc., Strega Energy, Inc. and Savoy Energy, L.P. Mr. Lawrence is a graduate of Hamilton College and also has an M.B.A. from Columbia University.

  Mr. McNabb has been a Director of the Company since October 1990. He has been Chief Executive Officer of Growth Capital Partners, Inc., an investment and advisory firm in Houston, Texas serving privately held and public middle market companies based in the Southwest, since March 1992. From June 1990 to January 1992, he was a Managing Director of Bankers Trust Company, managing commercial banking, investment banking and financial advisory activities in the Southwest for Bankers Trust Company, and head of BT Southwest, Inc., an affiliate of Bankers Trust New York Corporation. From September 1984 to June 1990, Mr. McNabb was employed by investment affiliates of The Prudential Insurance Company of America where he provided a wide range of investment banking services and corporate finance expertise to corporate clients. Mr. McNabb also serves as a Director of Hugoton Energy Corporation and several non-public companies. He holds undergraduate and graduate (M.B.A.) degrees from Duke University.

                         DESCRIPTION OF CAPITAL STOCK

  The Company has 45,000,000 authorized shares of stock, consisting of (a) 40,000,000 shares of Common Stock, having a par value of $.005 per share, and
(b) 5,000,000 shares of Preferred Stock, having a par value of $.01 per share.

COMMON STOCK

  As of the date of this Prospectus, there were 24,100,502 shares of Common Stock outstanding. All of such outstanding shares of Common Stock are fully paid and nonassessable. Each share of Common Stock has an equal and ratable right to receive dividends when, as and if declared by the Board of Directors of the Company out of assets legally available therefor and subject to the dividend obligations of the Company to the holders of any Preferred Stock then outstanding. The Company is subject to certain restrictions on the payment of dividends under the provisions of its credit arrangements. See "Price Range of Common Stock and Dividends."

  In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of Preferred Stock that at the time may be outstanding.

  The holders of Common Stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments of the Company. There are no sinking fund provisions applicable to the Common Stock. Each share of Common Stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Holders of Common Stock have no right to cumulate their votes in the election of directors.

PREFERRED STOCK

  As of the date of this Prospectus, there were no shares of Preferred Stock outstanding. Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

POSSIBLE ANTI-TAKEOVER PROVISIONS

  The Company's Restated Certificate of Incorporation (the "Company's Charter") contains certain provisions that might be characterized as anti-takeover provisions. Such provisions may render more difficult certain possible takeover proposals to acquire control of the Company and make removal of management of the Company more difficult.

  The Company's Charter provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms, with the number of directors in each class to be as nearly equal as possible. Any director of the Company may be removed from office, but only for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the Board of Directors must follow certain procedures outlined in the Company's Charter.

  The Company's Charter also provides that stockholder action may be taken only at an annual or special meeting of stockholders, and may not be taken by written consent of the stockholders.

  As described above, the Company's Charter authorizes a class of undesignated Preferred Stock consisting of 5,000,000 shares. Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

  The Company's Charter also contains certain "fair price provisions" designed to provide safeguards for stockholders when an "interested stockholder" (defined as a stockholder owning 10 percent or more of the Company's voting stock) attempts to effect a "business combination" with the Company. The term "business combination" includes any merger or consolidation of the Company involving the interested stockholder, certain dispositions of assets of the Company, any issuance of securities of the Company, meeting certain threshold amounts, to the interested stockholder, adoption of any plan of liquidation or dissolution of the Company proposed by the interested stockholder and any reclassification of securities of the Company having the effect of increasing the proportionate share of ownership of the interested stockholder. In general, a business combination between the Company and the interested stockholder must be approved by the affirmative vote of two-thirds of the outstanding voting stock, excluding voting stock owned by such interested stockholder, unless the transaction is approved by a majority of the members of the Board of Directors who are not affiliated with the interested stockholder or certain minimum price and form of consideration requirements are satisfied.

  The Company is incorporated under the laws of the State of Delaware. Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (defined as a stockholder owning 15 percent or more of a corporation's voting stock) from engaging in a business combination with such corporation for a period of three years from the date such stockholder became an interested stockholder unless (a) the corporation's board of directors had earlier approved either the business combination or the transaction by which the stockholder became an interested stockholder, or (b) upon attaining that status, the interested stockholder had acquired at least 85 percent of the corporation's voting stock (not counting shares owned by persons who are directors and also officers), or (c) the business combination is later approved by the board of directors and authorized by a vote of two-thirds of the stockholders (not including the shares held by the interested stockholder). Since the Company has not amended its Charter or Restated By-laws to exclude the application of Section 203, such section does apply to the Company and thus may inhibit an interested stockholder's ability to acquire additional shares of Common Stock or otherwise engage in a business combination with the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

       CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

GENERAL

  The following is a general discussion of United States Federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person (a "Non-U.S. Holder"). This discussion does not address all aspects of United States Federal income and estate taxes and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future United States Federal income and estate tax consequences of holding and disposing of Common Stock as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction. For purposes of this summary, a "U.S. Holder" with respect to the Common Stock is
(a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any state thereof (including the District of Columbia), (c) an estate or trust the income of which is includable in gross income for United States Federal income tax purposes regardless of its source, or (d) a person otherwise subject to United States Federal income taxation with respect to income from the Common Stock on a net income basis.

DISTRIBUTIONS

  Distributions on the shares of Common Stock (other than distributions subject to Sections 302(b) or 355 of the Code) will constitute dividends for Federal income tax purposes to the extent paid from current or accumulated earnings and profits of the Company (as determined under Federal income tax principles). Dividends paid to a Non-U.S. Holder of Common Stock that are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to withholding of United States Federal income tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty. Under the terms of the tax treaty between Canada and the United States (the "Treaty"), dividends paid to a Non-U.S. Holder owning less than 10 percent of the Common Stock is subject to such withholding at the reduced rate of 15 percent, provided that such Non-U.S. Holder is entitled to the benefits of the Treaty. Moreover, under United States Treasury regulations which are currently in effect, withholding is generally imposed on the gross amount of the distribution, without regard to whether the corporation has sufficient earnings and profits to cause the distribution to be a dividend for Federal income tax purposes. Dividends that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are exempt from withholding of United States Federal income tax but are subject to United States Federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such dividends effectively connected with the conduct of a trade or business within the U.S. or attributable to a U.S. permanent establishment received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty. Certain certification and disclosure requirements must be met in order to qualify for exemption from withholding under the effectively connected income or permanent establishment exemptions.

  Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above, and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations (the "Proposed Regulations") not currently in effect, however, a Non-U.S. Holder would be required to satisfy applicable certification and other requirements to qualify for withholding at an applicable treaty rate. The

Proposed Regulations would require a Non-U.S. Holder to file a beneficial owner withholding certificate, for example, a Form W-8, to obtain the lower treaty rate. If the Proposed Regulations become effective, they will apply to dividends paid after December 31, 1997, subject to certain transitional rules.

  A Non-U.S. Holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-U.S. Holder will generally not be subject to United States Federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (a) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, (b) in the case of an individual who holds the Common Stock as a capital asset, such Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (c) the Company is or has been a "U.S. real property holding corporation" for United States Federal income tax purposes. The Company believes that it is currently a "U.S. real property holding corporation" for Federal income tax purposes. Under the "U.S. real property holding corporation" rules, so long as the Common Stock continues to be regularly traded on an established securities market (such as the New York Stock Exchange) and the Company is a "U.S. real property holding corporation," a Non-U.S. Holder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the Non-U.S. Holder's holding period) more than five percent of the Common Stock will be subject to U.S. Federal income tax on the disposition of the Common Stock. Such Non-U.S. Holders should consult their tax advisors concerning this and other tax effects of the ownership and disposition of Common Stock.

FEDERAL ESTATE TAX

  Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such Non-U.S. Holder's gross estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  Under United States Treasury regulations, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such Non-U.S. Holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

  Backup withholding of United States Federal income tax (which generally is imposed at the rate of 31 percent on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) will generally not apply to dividends paid to Non-U.S. Holders that either are subject to the U.S. withholding of income tax, whether at 30 percent or a reduced treaty rate, or that are exempt from such withholding. As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of Common Stock effected outside the United States. However, information reporting requirements (but not backup withholding) will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of Common Stock effected outside the United States if that broker
(a) is a United States person, (b) is a foreign person that derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a "controlled foreign corporation" as defined in the Code (generally, a foreign corporation controlled by certain United States stockholders), unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain conditions are met or the holder otherwise establishes an exemption. Payment by a

United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its Non-U.S. Holder status under penalties of perjury, or otherwise establishes an exemption.

  Amounts withheld under the backup withholding rules do not constitute a separate United States Federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's United States Federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

  THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE COMMON STOCK BY NON-U.S. HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE COMMON STOCK INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                 UNDERWRITING

  The names of the underwriters of the shares of Common Stock offered hereby (the "Underwriters") and the aggregate number of shares which each has severally agreed to purchase from the Company (subject to the terms and conditions specified in the Underwriting Agreement) are as follows:

                                                                       NUMBER OF
                                UNDERWRITERS                            SHARES
                                ------------                           ---------
      Dillon, Read & Co. Inc..........................................   210,000
      Salomon Brothers Inc............................................   210,000
      Smith Barney Inc................................................   210,000
      Johnson Rice & Company L.L.C....................................   210,000
      A.G. Edwards & Sons, Inc........................................    40,000
      Donaldson, Lufkin & Jenrette Securities Corporation.............    40,000
      Goldman, Sachs & Co.............................................    40,000
      Hanifen, Imhoff Inc.............................................    20,000
      Hoak Breedlove Wesneski & Co....................................    15,000
      Jefferies & Company.............................................    20,000
      Lazard Freres & Co. LLC.........................................    40,000
      Lehman Brothers Inc. ...........................................    40,000
      Merrill Lynch, Pierce, Fenner & Smith Incorporated..............    40,000
      Morgan Stanley & Co. Incorporated...............................    40,000
      Nesbitt Burns Securities Inc....................................    40,000
      David A. Noyes & Company........................................    15,000
      PaineWebber Incorporated........................................    40,000
      Pennsylvania Merchant Group Ltd.................................    15,000
      Petrie Parkman & Co.............................................    20,000
      Principal Financial Securities, Inc.............................    20,000
      Prudential Securities Incorporated..............................    40,000
      Rauscher Pierce Refsnes, Inc....................................    20,000
      Raymond James & Associates, Inc.................................    20,000
      Rodman & Renshaw, Inc...........................................    20,000
      Southcoast Capital Corp.........................................    20,000
      Wasserstein Perella Securities, Inc.............................    40,000
      H.G. Wellington & Co. Inc.......................................    15,000
                                                                       ---------
        Total......................................................... 1,500,000
                                                                       =========

  The Managing Underwriters are Dillon, Read & Co. Inc., Salomon Brothers Inc, Smith Barney Inc. and Johnson Rice & Company L.L.C.

  If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do not exceed 10 percent of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

  The shares of Common Stock offered hereby are being offered severally by the Underwriters for sale at the price set forth on the cover page hereof, or at such price less a concession not to exceed $0.96 per share on sales to certain dealers. The Underwriters may allow, and such dealers may reallow, a concession not to exceed $0.10 per share on sales to certain dealers. The offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

  The Company has granted to the Underwriters an option to purchase up to an additional 225,000 shares of Common Stock on the same terms per share. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same proportion of the aggregate shares so purchased as the number of shares to be purchased by it shown in the above table bears to the total number of shares in such table. The Underwriters may exercise such option on or before the thirtieth day from the date of the public offering of the shares offered hereby and only to cover the over-allotments made of the shares in connection with this Offering.

  For a period of 90 days after the date of this Prospectus, the Company and each director and executive officer of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any other capital stock of the Company or any security convertible into or exercisable or exchangeable for Common Stock or any such other capital stock without the prior written consent of Dillon, Read & Co. Inc. ("Dillon Read"), except (a) the Company may register the Common Stock and the Company may sell the shares of Common Stock offered in this Offering, (b) the Company may register and the Company may issue securities pursuant to the Company's stock option or other benefit or incentive plans maintained for its officers, directors or employees, and (c) officers of the Company may, without such consent, sell up to 400,000 shares of Common Stock in the aggregate.

  The Company has agreed in the Underwriting Agreement to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to payments that the Underwriters may be required to make in respect thereof.

  Each of Dillon Read and Salomon Brothers Inc has performed various investment banking services for the Company from time to time, for which it has received customary fees. As of the date of this Prospectus, certain Managing Directors and Senior Vice Presidents of Dillon Read owned 120,248 shares of Common Stock of the Company in the aggregate. Bryan H. Lawrence, a Managing Director of Dillon Read, has been a member of the Board of Directors of the Company since January 1987.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Conner & Winters, A Professional Corporation, Tulsa, Oklahoma. Certain legal matters related to this Offering will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

  The audited financial statements of the Company included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

  The audited financial statements of Cadipsa as of, and for the year ended June 30, 1995, included in the Company's Current Report on Form 8-K dated July 5, 1995 (as amended), which is incorporated herein by reference, have been audited by Pistrelli, Diaz y Asociados and Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firms as experts in giving said reports. Pistrelli, Diaz y Asociados is a member firm of Andersen Worldwide SC.

  The audited financial statements of Cadipsa as of June 30, 1994, and for the years ended June 30, 1994 and 1993, included in the Company's Current Report on Form 8-K dated July 5, 1995 (as amended), which is incorporated herein by reference, have been audited by Deloitte & Touche, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

  The estimated reserve evaluations and related calculations of Netherland, Sewell set forth or incorporated by reference in this Prospectus have been included or incorporated by reference herein in reliance upon the authority of said firm as experts in petroleum engineering.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy and information statements and other information can be inspected and copied at the public reference facility referenced above and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048. Such reports, proxy statements and other information concerning the Company can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, the Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information filed electronically by the Company with the Commission which can be accessed over the Internet at http://www.sec.gov.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments, supplements and exhibits thereto, referred to as the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                         INDEX TO FINANCIAL STATEMENTS

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

                                                                           PAGE
                                                                           ----
AUDITED FINANCIAL STATEMENTS OF VINTAGE PETROLEUM, INC. AND SUBSIDIARIES:
  Report of Independent Public Accountants................................  F-2
  Consolidated Balance Sheets as of December 31, 1995 and 1994............  F-3
  Consolidated Statements of Income for the years ended December 31, 1995,
   1994 and 1993..........................................................  F-4
  Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1995, 1994 and 1993.................................  F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
   1995, 1994 and 1993....................................................  F-6
  Notes to Consolidated Financial Statements for the years ended December
   31, 1995, 1994 and 1993................................................  F-7
INTERIM FINANCIAL STATEMENTS OF VINTAGE PETROLEUM, INC. AND SUBSIDIARIES:
  Consolidated Balance Sheet as of September 30, 1996 (Unaudited)......... F-22
  Consolidated Statements of Income for the nine months ended September
   30, 1996 and 1995 (Unaudited).......................................... F-23
  Consolidated Statement of Changes in Stockholders' Equity for the nine months ended September 30, 1996 (Unaudited)............................ F-24
  Consolidated Statements of Cash Flows for the nine months ended
   September 30, 1996 and 1995 (Unaudited)................................ F-25
  Notes to Consolidated Financial Statements for the nine months ended
   September 30, 1996 and 1995 (Unaudited)................................ F-26

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Vintage Petroleum, Inc.:

  We have audited the accompanying consolidated balance sheets of Vintage Petroleum, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vintage Petroleum, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note 5 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 109, effective January 1, 1993.

                                          Arthur Andersen LLP

Tulsa, Oklahoma
February 22, 1996

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
              (IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)

                                  A S S E T S

                                                                DECEMBER 31,
                                                              -----------------
                                                                1995     1994
                                                              -------- --------
CURRENT ASSETS:
 Cash and cash equivalents................................... $  2,545 $    431
 Accounts receivable--
  Oil and gas sales..........................................   40,256   26,278
  Joint operations...........................................    4,616    4,205
  Other......................................................      --     4,300
 Prepaids and other current assets...........................   11,665    4,036
                                                              -------- --------
    Total current assets.....................................   59,082   39,250
                                                              -------- --------
PROPERTY, PLANT AND EQUIPMENT, at cost:
 Oil and gas properties, full cost method....................  762,582  502,821
 Oil and gas gathering systems...............................   12,765   12,531
 Other.......................................................    7,733    4,711
                                                              -------- --------
                                                               783,080  520,063
 Less accumulated depreciation, depletion and amortization...  205,334  153,398
                                                              -------- --------
                                                               577,746  366,665
                                                              -------- --------
OTHER ASSETS, net............................................   10,711    1,837
                                                              -------- --------
                                                              $647,539 $407,752
                                                              ======== ========

      L I A B I L I T I E S  A N D  S T O C K H O L D E R S'  E Q U I T Y

CURRENT LIABILITIES:
 Revenue payable............................................. $ 16,855 $ 12,926
 Accounts payable--trade.....................................   15,514    6,559
 Other payables and accrued liabilities......................   18,697    7,222
 Current portion of long-term debt...........................    7,930    7,316
                                                              -------- --------
    Total current liabilities................................   58,996   34,023
                                                              -------- --------
LONG-TERM DEBT, less current portion above...................  315,846  186,548
                                                              -------- --------
DEFERRED INCOME TAXES........................................   37,753   31,188
                                                              -------- --------
OTHER LONG-TERM LIABILITIES..................................    3,922      --
                                                              -------- --------
MINORITY INTEREST IN SUBSIDIARY..............................    7,062      --
                                                              -------- --------
COMMITMENTS AND CONTINGENCIES (Note 4)
STOCKHOLDERS' EQUITY, per accompanying statements:
 Preferred stock, $.01 par, 5,000,000 shares authorized, zero
  shares issued and outstanding..............................      --       --
 Common stock, $.005 par, 40,000,000 shares authorized,
  23,661,162 and 20,162,756 shares issued and outstanding....      118      101
 Capital in excess of par value..............................  149,725   91,201
 Retained earnings...........................................   74,117   64,691
                                                              -------- --------
                                                               223,960  155,993
                                                              -------- --------
                                                              $647,539 $407,752
                                                              ======== ========

        The accompanying notes are an integral part of these statements.

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       FOR THE YEARS ENDED
                                                           DECEMBER 31,
                                                    ---------------------------
                                                      1995      1994     1993
                                                    --------  -------- --------
REVENUES:
  Oil and gas sales................................ $160,254  $141,357 $113,259
  Oil and gas gathering............................   12,380    14,635    7,861
  Gas marketing....................................   20,912    27,285   36,175
  Other income.....................................    1,251     2,375    2,732
                                                    --------  -------- --------
                                                     194,797   185,652  160,027
                                                    --------  -------- --------
COSTS AND EXPENSES:
  Lease operating, including production taxes......   66,771    59,292   44,930
  Oil and gas gathering............................    9,511    12,294    5,869
  Gas marketing....................................   18,839    24,963   34,406
  General and administrative.......................   11,601     8,889    6,066
  Depreciation, depletion and amortization.........   52,257    45,774   33,335
  Interest.........................................   20,178    12,002    6,943
                                                    --------  -------- --------
                                                     179,157   163,214  131,549
                                                    --------  -------- --------
    Income before provision for income taxes,
     minority interest and cumulative effect of
     accounting change.............................   15,640    22,438   28,478
PROVISION FOR INCOME TAXES:
  Current..........................................     (955)    1,576    3,962
  Deferred.........................................    6,034     6,933    7,727
MINORITY INTEREST IN LOSS OF SUBSIDIARY............      800       --       --
                                                    --------  -------- --------
    Income before cumulative effect of accounting
     change........................................   11,361    13,929   16,789
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR
 INCOME TAXES......................................      --        --     1,725
                                                    --------  -------- --------
NET INCOME......................................... $ 11,361  $ 13,929 $ 18,514
                                                    ========  ======== ========
EARNINGS PER SHARE:
  Income before cumulative effect of accounting
   change.......................................... $    .53  $    .66 $    .81
  Cumulative effect of accounting change...........      --        --       .08
                                                    --------  -------- --------
  Net income....................................... $    .53  $    .66 $    .89
                                                    ========  ======== ========
  Weighted average common shares and common
   equivalent shares outstanding...................   21,276    21,174   20,830
                                                    ========  ======== ========

        The accompanying notes are an integral part of these statements.

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    CAPITAL
                                     COMMON STOCK  IN EXCESS
                                     -------------  OF PAR   RETAINED
                                     SHARES AMOUNT   VALUE   EARNINGS   TOTAL
                                     ------ ------ --------- --------  --------
BALANCE AT DECEMBER 31, 1992........ 16,392  $ 82  $ 43,955  $34,659   $ 78,696
  Net income........................    --    --        --    18,514     18,514
  Issuance of common stock..........  3,623    18    46,754      --      46,772
  Exercise of stock options and
   resulting tax effects............    138     1       409      --         410
  Cash dividends declared ($.05 per
   share)...........................    --    --        --    (1,000)    (1,000)
                                     ------  ----  --------  -------   --------
BALANCE AT DECEMBER 31, 1993........ 20,153   101    91,118   52,173    143,392
  Net income........................    --    --        --    13,929     13,929
  Exercise of stock options and
   resulting tax effects............     10   --         83      --          83
  Cash dividends declared ($.07 per
   share)...........................    --    --        --    (1,411)    (1,411)
                                     ------  ----  --------  -------   --------
BALANCE AT DECEMBER 31, 1994........ 20,163   101    91,201   64,691    155,993
  Net income........................    --    --        --    11,361     11,361
  Issuance of common stock..........  2,803    14    55,190      --      55,204
  Exercise of warrants..............    294     1     1,467      --       1,468
  Exercise of stock options and
   resulting tax effects............    401     2     1,867      --       1,869
  Cash dividends declared ($.09 per
   share)...........................    --    --        --    (1,935)    (1,935)
                                     ------  ----  --------  -------   --------
BALANCE AT DECEMBER 31, 1995........ 23,661  $118  $149,725  $74,117   $223,960
                                     ======  ====  ========  =======   ========


        The accompanying notes are an integral part of these statements.

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                           FOR THE YEARS ENDED DECEMBER 31,
                                          ------------------------------------
                                             1995         1994        1993
                                          -----------  ----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income.............................. $    11,361  $   13,929  $    18,514
 Adjustments to reconcile net income to
  cash provided by operating activities--
  Cumulative effect of change in
   accounting for income taxes...........         --          --        (1,725)
  Depreciation, depletion and
   amortization..........................      52,257      45,774       33,335
  Minority interest in loss of
   subsidiary............................        (800)        --           --
  Provision for deferred income taxes....       6,034       6,933        7,727
                                          -----------  ----------  -----------
                                               68,852      66,636       57,851
  Decrease (increase) in receivables.....     (11,836)      3,005       (9,056)
  (Decrease) increase in payables and
   accrued liabilities...................      (1,012)     (9,487)       3,879
  Other..................................      (1,805)     (1,484)        (455)
                                          -----------  ----------  -----------
    Cash provided by operating
     activities..........................      54,199      58,670       52,219
                                          -----------  ----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property, plant and
  equipment--
  Oil and gas properties.................    (141,490)    (65,136)    (140,864)
  Gathering systems and other............      (3,256)     (1,832)      (4,162)
 Proceeds from sale of oil and gas
  properties.............................         604         711        1,006
 Purchase of companies, net of cash
  acquired...............................     (45,886)        --           --
 Other...................................       2,777      (4,411)      (2,106)
                                          -----------  ----------  -----------
    Cash used by investing activities....    (187,251)    (70,668)    (146,126)
                                          -----------  ----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Sale of common stock....................      51,191         --        44,772
 Sale of 9% Senior Subordinated Notes Due
  2005...................................     145,137         --           --
 Advances on revolving credit facility
  and other borrowings...................     178,264      51,134      220,878
 Payments on revolving credit facility
  and other borrowings...................    (237,679)    (37,959)    (170,885)
 Dividends paid..........................      (1,747)     (1,308)        (865)
                                          -----------  ----------  -----------
    Cash provided by financing
     activities..........................     135,166      11,867       93,900
                                          -----------  ----------  -----------
NET INCREASE (DECREASE) IN CASH..........       2,114        (131)          (7)
CASH AND CASH EQUIVALENTS, beginning of
 year....................................         431         562          569
                                          -----------  ----------  -----------
CASH AND CASH EQUIVALENTS, end of year... $     2,545  $      431  $       562
                                          ===========  ==========  ===========

        The accompanying notes are an integral part of these statements.

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

 Consolidation

  Vintage Petroleum, Inc. is an independent energy company with operations primarily in the exploration and production, gas marketing and gathering segments of the oil and gas industry. Approximately 90 percent of the Company's operations are within the exploration and production segment based on 1995 operating income. Its core areas of exploration and production operations include California, the Gulf Coast, East Texas and Mid-Continent areas of the United States, and the San Jorge Basin of Argentina. Argentina exploration and production operations commenced in 1995 as a result of the acquisitions discussed in Note 6.

  The consolidated financial statements include the accounts of Vintage Petroleum, Inc. and its wholly- and majority-owned subsidiaries, (collectively, the "Company"). In addition, the Company's interests in various partnerships and joint ventures have been proportionately consolidated, whereby the Company's proportionate share of each partnership or joint venture's assets, liabilities, revenues and expenses is included in the appropriate accounts in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Oil and Gas Properties

  Oil and gas properties are accounted for using the full cost method which provides for the capitalization of all acquisition, exploration and development costs incurred for the purpose of finding oil and gas reserves, including salaries, benefits and other internal costs directly attributable to these activities. The Company capitalized $4.4 million, $2.3 million and $2.1 million of internal costs in 1995, 1994 and 1993, respectively. The unamortized capitalized costs of oil and gas properties, including estimated future development and abandonment costs, are amortized using the units-of-production method based on proved reserves on a country-by-country basis. The Company's unamortized costs of oil and gas properties are limited, on a country-by-country basis, to the sum of the future net revenues attributable to proved oil and gas reserves discounted at 10 percent plus the cost of any unproved properties. If the Company's unamortized costs in oil and gas properties exceed this ceiling amount, a provision for additional depreciation, depletion and amortization is required. At December 31, 1995, 1994 and 1993, the Company's cost of oil and gas properties by country did not exceed such ceiling amounts. Amortization per equivalent barrel of the Company's U.S. oil and gas properties was $3.89, $3.82 and $3.71 for the years ended December 31, 1995, 1994 and 1993, respectively. Amortization per equivalent barrel of the Company's Argentina oil and gas properties for the year ended December 31, 1995, was $4.28. The Company had no Argentina operations prior to 1995.

 Revenue Recognition

  Natural gas revenues are recorded using the sales method. Under this method, the Company recognizes revenues based on actual volumes of gas sold to purchasers. The Company and other joint interest owners may sell more or less than their entitlement share of the natural gas volumes produced. A liability is recorded and revenue is deferred if the Company's excess sales of natural gas volumes exceed its estimated remaining recoverable reserves.

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

 Hedging Policy

  The Company periodically uses hedges (swap agreements) to reduce the impact of oil and natural gas price fluctuations. Gains and losses on swap agreements are recognized as an adjustment to sales revenue when the related transactions being hedged are finalized. Gains or losses from swap agreements that do not qualify for accounting treatment as hedges are recognized currently as other income or expense.

 Depreciation

  Depreciation of property, plant and equipment (other than oil and gas properties) is provided using both straight-line and accelerated methods based on estimated useful lives ranging from three to ten years.

 Income Taxes

  Deferred income taxes are provided on transactions which are recognized in different periods for financial and tax reporting purposes. Such temporary differences arise primarily from the deduction of certain oil and gas exploration and development costs which are capitalized for financial reporting purposes and differences in the methods of depreciation.

 Statements of Cash Flows

  During the years ended December 31, 1995, 1994 and 1993, the Company made cash payments for interest totaling $21.6 million, $11.3 million and $6.0 million, respectively, and cash payments for U.S. income taxes of $0.5 million, $3.1 million and $4.1 million, respectively. No cash payments were made during 1995 for foreign income taxes and the Company had no foreign operations prior to 1995.

  In late 1993, the Company increased its ownership in certain oil and gas properties and gathering systems by acquiring 100 percent of its partners' interests in the Vintage/P Acquisition Limited Partnership and a joint venture. Total consideration included cash, common stock, a stock subscription warrant and the assumption of certain net liabilities. The value of the non-cash consideration was $6.4 million and is not reflected in the Company's 1993 Consolidated Statement of Cash Flows.

  During 1995, the Company purchased a majority interest in Cadipsa S.A. ("Cadipsa"--see Note 6). The value of the non-cash consideration is not reflected in the Company's 1995 Consolidated Statement of Cash Flows. Such non-cash consideration consisted of $5.7 million of the Company's common stock, $3.2 million cash payable in 1996, and approximately $58.1 million of net liabilities and a $7.9 million minority interest added through consolidation of Cadipsa.

  In December 1995, the Company purchased certain oil and gas properties from Shell (see Note 6) for $32.8 million cash and deferred payments valued at $5.1 million. The $5.1 million of deferred payments represent non-cash consideration and are not reflected in the Company's 1995 Consolidated Statement of Cash Flows.

 Earnings Per Share

  Earnings per share are based on the weighted average common shares and common share equivalents outstanding, computed using the treasury stock method assuming the exercise of all common stock options and warrants (except where the effect is anti-dilutive).

 General and Administrative Expense

  The Company receives fees for operation of jointly-owned oil and gas properties and records such reimbursements as reductions of general and administrative expense. Such fees totaled approximately $2.9 million, $2.3 million and $2.9 million in 1995, 1994 and 1993, respectively.

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

 Revenue Payable

  Amounts payable to royalty and working interest owners resulting from sales of oil and gas from jointly-owned properties and from purchases of oil and gas by the Company's marketing and gathering segments are classified as revenue payable in the accompanying financial statements.

 Accounts Receivable

  The Company's oil and gas, gas marketing and gathering sales are to a variety of purchasers, including intrastate and interstate pipelines or their marketing affiliates, independent marketing companies and major oil companies. The Company's joint operations accounts receivable are from a large number of major and independent oil companies, partnerships, individuals and others who own interests in the properties operated by the Company. The Company's other accounts receivable at December 31, 1994, represents funds in escrow at year end relating to a potential acquisition. These funds were returned to the Company during 1995.

2. LONG-TERM DEBT

  Long-term debt at December 31, 1995 and 1994, consists of the following:

                                                                1995     1994
                                                              -------- --------
                                                               (IN THOUSANDS)
   9% Senior Subordinated Notes Due 2005, net of discount.... $149,592 $    --
   Revolving credit facility.................................   74,300  172,600
   Bank term loan............................................   36,736      --
   5.92% Senior note.........................................    9,948   13,264
   11% Subordinated note.....................................      --     8,000
   Subsidiary debt--
     International Finance Corporation notes.................   28,000      --
     Bank of Boston senior note..............................   20,000      --
     Other subsidiary debt...................................    5,200      --
                                                              -------- --------
                                                               323,776  193,864
   Less--Current portion of long-term debt...................    7,930    7,316
                                                              -------- --------
                                                              $315,846 $186,548
                                                              ======== ========

  Subsidiary debt relates to borrowings of the Company's foreign subsidiaries, the recourse of which is solely to such subsidiaries, except for $9.2 million advanced by the International Finance Corporation which is guaranteed by the Company.

  Aggregate maturities of long-term debt for each of the years ending December 31, 1996, through December 31, 2000, are $7.9 million, $29.9 million, $25.9 million, $59.3 million and $22.6 million, with $178.2 million thereafter.

 9% Senior Subordinated Notes

  On December 20, 1995, the Company issued $150 million of its 9% Senior Subordinated Notes Due 2005 (the "Notes"). The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2000. Upon a change in control (as defined) of the Company, holders of the Notes may require the Company to purchase all or a portion of the Notes at a purchase price equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest. The Notes mature on December 15, 2005, with interest payable semiannually on June 15 and December 15 of each year.

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

  The Notes are unsecured senior subordinated obligations of the Company and rank subordinate in right of payment to all senior indebtedness (as defined). The indenture for the Notes contains limitations on, among other things, additional indebtedness and liens, the payment of dividends and other distributions, certain investments and transfers or sales of assets. The net proceeds to the Company from the sale of the Notes of approximately $145.1 million were used to reduce a portion of the outstanding balance under the Company's revolving credit facility and to repay a short-term note payable used to retire the 11% Subordinated Note.

 Revolving Credit Facility

  The Company has available an unsecured revolving credit facility under the Credit Agreement dated November 3, 1993, as amended (the "Credit Agreement"), among the Company, and certain banks. The Credit Agreement establishes a borrowing base (currently $230 million) based on the banks' evaluation of the Company's U.S. oil and gas reserves. On February 1, 1996, the Company elected to set the banks' commitment at $180 million in order to reduce fees charged by the banks.

  Outstanding advances under the Company's revolving credit facility bear interest payable quarterly at a floating rate based on Bank of Montreal's alternate base rate (as defined) or, at the Company's option, at a fixed rate for up to six months based on the eurodollar market rate ("LIBOR"). The Company's interest rate increments above the alternate base rate and LIBOR vary based on the level of outstanding senior debt and the borrowing base at the time. In addition, the Company must pay a commitment fee of 0.375 percent per annum on the unused portion of the banks' commitment. Total outstanding advances at December 31, 1995, were $74.3 million at an average interest rate of approximately 7.8 percent.

  On a semiannual basis, the Company's borrowing base is redetermined by the banks based upon their review of the Company's U.S. oil and gas reserves. If the sum of outstanding senior debt exceeds the borrowing base, as redetermined, the Company must repay such excess. Any principal advances outstanding at October 31, 1997, will be payable in 16 equal consecutive quarterly installments commencing January 31, 1998, with maturity at October 31, 2001.

  The terms of the Credit Agreement impose certain restrictions on the Company regarding the pledging of assets and limitations on, among other things, additional indebtedness and the payment of dividends and other distributions. In addition, the Credit Agreement requires the maintenance of a minimum current ratio (as defined) and tangible net worth (as defined) of $164 million plus 75 percent of the net proceeds of any future equity offerings.

 Bank Term Loan

  On January 12, 1995, the Company refinanced with certain banks $36.7 million of outstanding advances under the revolving credit facility with an unsecured term loan maturing November 30, 1999. The term loan bears interest at a floating rate (plus a fixed increment) based on Bank of Montreal's alternate base rate (as defined) or, at the Company's option, at a fixed rate for up to six months based on LIBOR. The Company has currently elected a fixed rate based on LIBOR, which on December 31, 1995, was 6.7 percent. The terms and restrictions under the bank term loan are generally the same as those provided in the Credit Agreement.

 International Finance Corporation Notes

  Under an Amended and Restated Investment Agreement dated April 28, 1994, as amended (the "Investment Agreement"), between the International Finance Corporation ("IFC") and Cadipsa, the Company's majority-owned subsidiary, outstanding advances were $28.0 million at December 31, 1995.

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

These borrowings consist of three separate loans having principal payments beginning on September 15, 1996, with maturity on March 15, 2003. The Investment Agreement is recourse solely to Cadipsa except for a guarantee of $9.2 million of principal, plus interest thereon, provided by the Company on behalf of Cadipsa to the IFC. The guarantee can be released and dividends may be paid out of profits of Cadipsa once certain conditions and financial ratios are met by Cadipsa.

 Bank of Boston Senior Note

  In connection with the BG Acquisition (see Note 6), the Company, through its wholly-owned subsidiary, Vintage Oil Argentina, Inc. (formerly BG Argentina, S.A.), entered into a non-recourse $20 Million Credit Agreement dated September 28, 1995, with the Buenos Aires Branch of The First National Bank of Boston. This loan is secured by all of the common stock of Vintage Oil Argentina, Inc. and, upon government approval of the fiduciary assignment agreement, substantially all of its assets. The Company expects to receive such government approval, however, a default occurs if such approval is not received by May 25, 1996. The borrowing limit under the $20 Million Credit Agreement (currently $20.0 million) is redetermined semiannually by the bank, beginning September 30, 1996, based on a review of Vintage Oil Argentina, Inc.'s oil and gas reserves. Such reviews may result in a required repayment of the amount in excess of the borrowing limit prior to maturity of the loan on September 29, 1997. Vintage Oil Argentina, Inc. dividends are permitted to the extent its tangible net worth (as defined) exceeds $14.0 million.

 Fair Value of Long-term Debt

  Based on the estimated borrowing rates currently available to the Company for the long-term loans with similar terms and average maturities, the aggregate fair value at December 31, 1995, of the Company's long-term debt is approximately $323.2 million compared to the aggregate carrying amount of $323.8 million.

3. CAPITAL STOCK

 Public Offerings and Other Issuances

  In January 1993, the Company completed a public offering of 3,910,000 shares of common stock of which 3,510,000 shares were sold by the Company and 400,000 shares were sold by a stockholder. Net proceeds to the Company were approximately $44.8 million and were used to reduce a portion of the indebtedness incurred under the Company's revolving credit facility to acquire certain oil and gas properties on December 30, 1992.

  In December 1993, the Company issued 112,756 shares of common stock valued at $2.0 million as partial consideration to acquire the sole limited partnership interest in the Vintage/P Acquisition Limited Partnership.

  On July 5, 1995, the Company issued 302,808 shares of common stock valued at $5.7 million as partial consideration to acquire a controlling interest in Cadipsa (see Note 6).

  On December 20, 1995, the Company completed a public offering of 2,793,700 shares of common stock of which 2,500,000 shares were sold by the Company and 293,700 shares were sold by a stockholder. Net proceeds to the Company were approximately $49.5 million. The net proceeds were used to repay advances made under the revolving credit facility to fund the acquisition of a portion of the Astra/Shell Properties (see Note 6) and to finance a substantial portion of the acquisition of the remaining portion of the Astra/Shell Properties.

  A stock subscription warrant was exercised on December 20, 1995, for the purchase of 293,700 shares of the Company's common stock at an exercise price of $5.00 per share yielding net proceeds to the Company of approximately $1.5 million.

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

 Stock Plans and Warrants

  Under the 1983 Stock Option Plan, as amended (the "1983 Plan"), incentive stock options were granted to key employees of the Company. Generally, options granted under the 1983 Plan are exercisable for a two to seven year period beginning three years from the date granted. As of December 31, 1995, all available options have been granted under the 1983 Plan.

  Under the 1990 Stock Plan, as amended (the "1990 Plan"), a total of up to 1,500,000 shares of common stock are available for issuance to key employees of the Company. The 1990 Plan permits the granting of any or all of the following types of awards: (a) stock options, (b) stock appreciation rights, and (c) restricted stock. As of December 31, 1995, awards for a total of 339,000 shares of common stock remain available for grant under the 1990 Plan.

  The 1990 Plan is administered by the Compensation Committee appointed by the Board of Directors of the Company (the "Committee"). Subject to the terms of the 1990 Plan, the Committee has the authority to determine plan participants, the types and amounts of awards to be granted and the terms, conditions and provisions of awards. Options granted pursuant to the 1990 Plan may, at the discretion of the Committee, be either incentive stock options or non-qualified stock options. The exercise price of incentive stock options may not be less than the fair market value of the common stock on the date of grant. In the case of non-qualified stock options, the exercise price may not be less than 85 percent of the fair market value of the common stock on the date of grant. Any stock appreciation rights granted under the 1990 Plan will give the holder the right to receive cash in an amount equal to the difference between the fair market value of the share of common stock on the date of exercise and the exercise price. Restricted stock under the 1990 Plan will generally consist of shares which may not be disposed of by participants until certain restrictions established by the Committee lapse.

  In 1993, the Non-Management Director Stock Option Plan (the "Director Plan") was approved by the Company's stockholders. Under the Director Plan, 30,000 shares of common stock are available for issuance to the outside directors of the Company. Each outside director receives an initial option to purchase 5,000 shares of common stock during the director's first year of service to the Company. Annually thereafter, options to purchase 1,000 shares of common stock are to be granted to each outside director. Options granted pursuant to the Director Plan are non-qualified stock options and the option exercise price is equal to the fair market value of the common stock on the date of grant.

  The following is an analysis of all option activity under the 1983 Plan, the 1990 Plan and the Director Plan for 1995, 1994 and 1993:

                                                1995        1994        1993
                                             ----------  ----------  ----------
   Beginning stock options outstanding......  1,457,000   1,193,000     988,000
     Stock options granted..................     98,000     274,000     343,000
     Stock options cancelled................    (20,000)        --          --
     Stock options exercised................   (401,898)    (10,000)   (138,000)
                                             ----------  ----------  ----------
   Ending stock options outstanding.........  1,133,102   1,457,000   1,193,000
                                             ==========  ==========  ==========
   Ending stock options exercisable.........    336,701     338,018     224,832
                                             ==========  ==========  ==========
   Weighted average exercise price of:
     Options exercised during the year...... $     4.47  $     4.89  $     2.02
     Ending stock options outstanding.......      14.81       11.64       10.34
     Ending stock options exercisable.......      11.04        4.74        4.09

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

  All of the outstanding options are exercisable at various times in years 1996 through 2005. All incentive stock options and non-qualified options were granted at fair market value on the date of grant. As of December 31, 1995, no awards other than incentive and non-qualified stock options have been granted under the 1990 Plan.

  At December 31, 1995, stock subscription warrants (the "Warrants") for the purchase of 316,300 shares of the Company's common stock at an average exercise price of $5.42 per share were outstanding. In January 1996, a Warrant for 306,300 shares of the Company's common stock was exercised at a price of $5.00 per share and the remaining Warrant for 10,000 shares was cancelled.

  At December 31, 1995, a total of 1,804,402 shares of the Company's common stock are reserved for issuance pursuant to the 1983 Plan, the 1990 Plan and the Director Plan and upon the exercise of the Warrants.

 Preferred Stock

  Preferred stock at December 31, 1995, consists of 5,000,000 authorized but unissued shares. Preferred stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock.

4. COMMITMENTS AND CONTINGENCIES

  Rent expense was $0.8 million, $0.5 million and $0.4 million for 1995, 1994 and 1993, respectively. The future minimum commitments under long-term noncancellable leases for office space are $0.9 million and $0.5 million for 1996 and 1997, respectively.

  The Company has $10.1 million in letters of credit outstanding at December 31, 1995. These letters of credit relate primarily to bonding requirements of various state regulatory agencies for oil and gas operations and various obligations for acquisition and exploration activities in South America.

  During 1995, the Company entered into an exploration contract on Block 19 in Ecuador for a term of four years. Under the terms of the contract the Company is required to spend approximately $2.0 million per year for the project.

  The Company is a defendant in various lawsuits and is a party in governmental proceedings from time to time arising in the ordinary course of business. In the opinion of management, none of the various pending lawsuits and proceedings should have a material adverse effect upon the consolidated financial statements of the Company.

5. INCOME TAXES

  Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). SFAS 109 generally requires that deferred taxes be provided using a liability approach at currently enacted income tax rates rather than the deferred approach at historical rates which had previously been required. The cumulative effect on prior years of adopting the change was recorded in the quarter ended March 31, 1993, as provided by SFAS 109, and increased net income by $1.7 million.

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

  The provision for income taxes for the years ended December 31, 1995, 1994 and 1993, consists of the following:

                                                           1995    1994   1993
                                                          ------  ------ -------
                                                             (IN THOUSANDS)
   Current............................................... $ (955) $1,576 $ 3,962
   Deferred..............................................  6,034   6,933   7,727
                                                          ------  ------ -------
                                                          $5,079  $8,509 $11,689
                                                          ======  ====== =======

  A reconciliation of the federal statutory income tax rate to the effective rate is as follows:

                                                              1995  1994  1993
                                                              ----  ----  ----
   Statutory income tax rate................................. 35.0% 35.0% 35.0%
   State income tax, less federal benefit....................  3.9   3.9   3.9
   Federal income tax credits................................ (7.4)  --    --
   Effect on prior years of increase in corporate income tax
    rate.....................................................  --    --    2.0
   All other, net............................................  1.0  (1.0)  0.1
                                                              ----  ----  ----
                                                              32.5% 37.9% 41.0%
                                                              ====  ====  ====

  The components of the Company's net deferred tax liability as of December 31, 1995 and 1994, are as follows:

                                                                 1995    1994
                                                                ------- -------
                                                                (IN THOUSANDS)
   Deferred Tax Liabilities:
     Differences between book and tax basis of property........ $41,699 $34,670
     Other.....................................................     --       21
                                                                ------- -------
                                                                 41,699  34,691
                                                                ------- -------
   Deferred Tax Assets:
     Alternative minimum tax credit carryforward...............   3,538   3,165
     Other.....................................................     408     338
                                                                ------- -------
                                                                  3,946   3,503
                                                                ------- -------
                                                                $37,753 $31,188
                                                                ======= =======

  Earnings of the Company's foreign subsidiaries, Cadipsa and Vintage Oil Argentina, Inc., are subject to Argentina income taxes. Due to significant Argentina net operating loss carryforwards for both companies, the Company does not expect to pay any foreign income taxes related to these subsidiaries in the near future. No U.S. deferred tax liability will be recognized related to the unremitted earnings of these foreign subsidiaries, as it is the Company's intention, generally, to reinvest such earnings permanently.

  As of December 31, 1995, the Company has an alternative minimum tax ("AMT") credit carryforward of approximately $3.5 million. The AMT credit carryforward does not expire and is available to offset regular income taxes in future years, but only to the extent that regular income taxes exceed the AMT in such years.

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

6. SIGNIFICANT ACQUISITIONS

  In May 1995, the Company acquired certain U.S. oil and gas properties from Texaco Exploration and Production Inc. for approximately $26.7 million cash (the "Texaco Acquisition").

  Through a series of transactions during the last six months of 1995, the Company purchased approximately 71.6 percent of the outstanding common stock of Cadipsa S.A. ("Cadipsa"), a publicly-traded Argentine oil and gas exploration and production company, for 302,808 shares of the Company's common stock (valued at $5.7 million) and $12.3 million cash (the "Cadipsa Acquisition"). Approximately $58.1 million of net liabilities and a $7.9 million minority interest result from the consolidation of Cadipsa as of the acquisition date. Subsequent to December 31, 1995, the Company purchased an additional 9.3 percent of Cadipsa for $2.3 million cash. The Company is pursuing additional purchases of shares of Cadipsa.

  On September 29, 1995, the Company purchased 100 percent of the outstanding common stock of BG Argentina, S.A. ("BG Argentina") from British Gas plc, for $37 million cash (the "BG Acquisition"). BG Argentina was subsequently renamed Vintage Oil Argentina, Inc.

  On November 3, 1995, the Company purchased a 35 percent interest in certain Argentina oil and gas properties (the "Astra/Shell Properties") from Astra Compania Argentina de Petroleo S.A. ("Astra") for $17.9 million cash. On December 28, 1995, the Company purchased the remaining 65 percent interest in the Astra/Shell Properties from Shell Compania Argentina de Petroleo S.A. ("Shell") for $32.8 million cash and deferred payments valued at $5.1 million.

  The Company accounted for the Cadipsa Acquisition and the BG Acquisition under the purchase method and has not completed its evaluations of the purchased assets and assumed liabilities; therefore, it has not completed the final purchase price allocations for these acquisitions. The consolidated statements of income include the operating results of the above acquisitions since their acquisition date.

  The Company completed on December 20, 1995, a public offering of 2,793,700 shares of the Company's common stock (the "Common Stock Offering"), of which 2,500,000 shares were sold by the Company and 293,700 shares were sold by a certain stockholder (see Note 3). The net proceeds to the Company of approximately $49.5 million were used to fund a substantial portion of the purchase of the Astra/Shell Properties.

  The Company's unaudited pro forma revenues, net income and net income per share for the years ended December 31, 1995 and 1994, presented below have been prepared assuming the Common Stock Offering, the Texaco Acquisition, the Cadipsa Acquisition, the BG Acquisition and the acquisition of the Astra/Shell Properties had been consummated as of January 1, 1994. However, such pro forma information is not necessarily indicative of what actually would have occurred had the transactions occurred on such date.

                                                                1995     1994
                                                              -------- --------
   Revenues (in thousands)................................... $244,921 $255,489
   Net income (in thousands).................................   18,712    9,059
   Net income per share......................................      .78      .37

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

7. SEGMENT INFORMATION

  The Company operates in the oil and gas exploration and production industry in the United States and South America. Operations in the gathering and gas marketing industries are in the United States. The following is industry segment data for the years ended December 31, 1995, 1994 and 1993:

                                                     1995      1994      1993
                                                   --------  --------  --------
                                                         (IN THOUSANDS)
   REVENUES:
    Exploration and production--
     U.S.......................................... $146,819  $141,357  $113,259
     Argentina....................................   13,435       --        --
    Gas marketing.................................   49,775    61,480    70,705
    Gathering.....................................   22,289    17,630     9,445
    Other income..................................    1,251     2,375     2,732
    Elimination of intersegment sales.............  (38,772)  (37,190)  (36,114)
                                                   --------  --------  --------
                                                   $194,797  $185,652  $160,027
                                                   ========  ========  ========
   OPERATING INCOME:
    Exploration and production--
     U.S.......................................... $ 39,524  $ 38,234  $ 36,634
     Argentina....................................    4,114       --        --
    Gas marketing.................................    2,073     2,322     1,769
    Gathering.....................................    1,568     1,058       990
    Other income..................................    1,251     2,375     2,732
    Corporate expenses............................  (12,712)   (9,549)   (6,704)
    Interest expense..............................  (20,178)  (12,002)   (6,943)
                                                   --------  --------  --------
                                                   $ 15,640  $ 22,438  $ 28,478
                                                   ========  ========  ========
   IDENTIFIABLE ASSETS:
    Exploration and production--
     U.S.......................................... $431,391  $386,824  $363,456
     Argentina....................................  180,488       --        --
     Other international..........................    1,269       --        --
    Gas marketing.................................    5,431     5,850     8,415
    Gathering.....................................   11,084     8,918     8,728
    Corporate.....................................   17,876     6,160     3,862
                                                   --------  --------  --------
                                                   $647,539  $407,752  $384,461
                                                   ========  ========  ========
   DEPRECIATION, DEPLETION AND AMORTIZATION:
    Exploration and production--
     U.S.......................................... $ 45,730  $ 43,831  $ 31,695
     Argentina....................................    4,115       --        --
    Gathering.....................................    1,301     1,283     1,002
    Corporate.....................................    1,111       660       638
                                                   --------  --------  --------
                                                   $ 52,257  $ 45,774  $ 33,335
                                                   ========  ========  ========
   CAPITAL ADDITIONS:
    Exploration and production--
     U.S.......................................... $ 88,149  $ 65,136  $147,252
     Argentina....................................  170,947       --        --
     Other international..........................    1,269       --        --
    Gathering.....................................      234       632     3,319
    Corporate.....................................    3,023     1,200       843
                                                   --------  --------  --------
                                                   $263,622  $ 66,968  $151,414
                                                   ========  ========  ========

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

  During 1995, 1994 and 1993, sales to one crude oil purchaser represented approximately 17%, 14% and 11%, respectively, of the Company's total revenues.

8. QUARTERLY RESULTS (UNAUDITED)

  The following is a summary of the quarterly results of operations for the years ended December 31, 1995 and 1994:

                                                   QUARTER ENDED
                                     ---------------------------------------------
                                      MARCH 31    JUNE 30    SEPT. 30    DEC. 31
                                     ----------  ---------- ----------  ----------
                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
   1995
     Revenues....................... $   41,042  $   45,230 $   50,101  $   58,424
     Operating income...............      8,999      11,778     13,041      14,713
     Net income.....................      1,608       3,244      2,724       3,786
     Net income per share...........        .08         .15        .13         .17
   1994
     Revenues....................... $   44,635  $   48,088 $   48,246  $   44,683
     Operating income...............      8,591      11,583     12,885      10,930
     Net income.....................      2,468       3,937      4,403       3,121
     Net income per share...........        .12         .19        .21         .15

9. SUPPLEMENTARY FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES

 Results of Operations from Oil and Gas Producing Activities

  The following sets forth certain information with respect to the Company's results of operations from oil and gas producing activities for the years ended December 31, 1995, 1994 and 1993. The Company began operations in Argentina through various acquisitions in the last two quarters of 1995 (see
Note 6). Prior to 1995, all of the Company's oil and gas producing activities were located in the United States.

                                              1995
                                   ---------------------------
                                     U.S.   ARGENTINA  TOTAL     1994     1993
                                   -------- --------- -------- -------- --------
                                                  (IN THOUSANDS)
   Revenues......................  $146,819  $13,435  $160,254 $141,357 $113,259
   Production (lifting) costs....    61,565    5,206    66,771   59,292   44,930
   Depreciation, depletion and
    amortization.................    45,730    4,115    49,845   43,831   31,695
                                   --------  -------  -------- -------- --------
   Results of operations before
    income taxes.................    39,524    4,114    43,638   38,234   36,634
   Income tax expense............    12,332      --     12,332   14,529   14,287
                                   --------  -------  -------- -------- --------
   Results of operations
    (excluding corporate overhead
    and interest costs)..........  $ 27,192  $ 4,114  $ 31,306 $ 23,705 $ 22,347
                                   ========  =======  ======== ======== ========

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

 Capitalized Costs and Costs Incurred Relating to Oil and Gas Producing
Activities

  Prior to 1995, the Company had not incurred any significant costs outside of the United States. The Company's net investment in oil and gas properties at December 31, 1995 and 1994, was as follows:

                                                   1995
                                    ----------------------------------
                                      U.S.   ARGENTINA OTHER   TOTAL     1994
                                    -------- --------- ------ -------- --------
                                                  (IN THOUSANDS)
   Unproved properties not being
    amortized...................... $  8,505 $    --   $1,269 $  9,774 $  6,073
   Proved properties being
    amortized......................  581,861  170,947     --   752,808  496,748
                                    -------- --------  ------ -------- --------
     Total capitalized costs.......  590,366  170,947   1,269  762,582  502,821
   Less accumulated depreciation,
    depletion and amortization.....  190,593    4,115     --   194,708  144,863
                                    -------- --------  ------ -------- --------
     Net capitalized costs......... $399,773 $166,832  $1,269 $567,874 $357,958
                                    ======== ========  ====== ======== ========

  The following sets forth certain information with respect to costs incurred (exclusive of general support facilities) in the Company's oil and gas activities during 1995, 1994 and 1993:

                                            1995
                              ---------------------------------
                               U.S.   ARGENTINA OTHER   TOTAL    1994     1993
                              ------- --------- ------ -------- ------- --------
                                                (IN THOUSANDS)
   Acquisition:
     Undeveloped properties.  $ 6,415 $    --   $1,269 $  7,684 $ 1,869 $    610
     Producing properties...   38,896  168,762     --   207,658  36,544  123,906
   Costs incurred:
     Exploratory............    2,037      --      --     2,037   3,349    5,217
     Development............   40,801    2,185     --    42,986  23,374   17,519
                              ------- --------  ------ -------- ------- --------
       Total costs incurred.  $88,149 $170,947  $1,269 $260,365 $65,136 $147,252
                              ======= ========  ====== ======== ======= ========

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

 Estimated Quantities of Proved Oil and Gas Reserves (Unaudited)

  Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. The following is an analysis of the Company's proved oil and gas reserves which are located in the United States and Argentina (including its proportionate share of reserves of its limited partnerships and joint venture) as estimated by the Company's independent petroleum consultants, Netherland, Sewell & Associates, Inc.:

                                        U.S.         ARGENTINA      TOTAL
                                   ----------------  --------- ----------------
                                     OIL      GAS       OIL      OIL      GAS
                                   (MBBLS)  (MMCF)    (MBBLS)  (MBBLS)  (MMCF)
                                   -------  -------  --------- -------  -------
Proved reserves at December 31,
 1992............................. 40,209   206,582      --     40,209  206,582
Revisions of previous estimates...    (10)   18,381      --        (10)  18,381
Extensions, discoveries and other
 additions........................     35     4,183      --         35    4,183
Production........................ (4,785)  (22,504)     --     (4,785) (22,504)
Purchase of reserves-in-place..... 27,898    68,000      --     27,898   68,000
Sales of reserves-in-place........    (70)   (1,500)     --        (70)  (1,500)
                                   ------   -------   ------   -------  -------
Proved reserves at December 31,
 1993............................. 63,277   273,142      --     63,277  273,142
Revisions of previous estimates...  8,577     4,131      --      8,577    4,131
Extensions, discoveries and other
 additions........................      6     4,139      --          6    4,139
Production........................ (6,657)  (28,884)     --     (6,657) (28,884)
Purchase of reserves-in-place.....  5,645    29,655      --      5,645   29,655
Sales of reserves-in-place........    (59)     (545)     --        (59)    (545)
                                   ------   -------   ------   -------  -------
Proved reserves at December 31,
 1994............................. 70,789   281,638      --     70,789  281,638
Revisions of previous estimates...  7,160    18,405    2,952    10,112   18,405
Extensions, discoveries and other
 additions........................    338     2,015      --        338    2,015
Production........................ (6,647)  (30,610)    (961)   (7,608) (30,610)
Purchase of reserves-in-place.....  8,840    39,486   65,653    74,493   39,486
Sales of reserves-in-place........   (253)     (172)     --       (253)    (172)
                                   ------   -------   ------   -------  -------
Proved reserves at December 31,
 1995............................. 80,227   310,762   67,644   147,871  310,762
                                   ======   =======   ======   =======  =======
Proved developed reserves at:
  December 31, 1993............... 51,187   226,734      --     51,187  226,734
                                   ======   =======   ======   =======  =======
  December 31, 1994............... 55,037   220,112      --     55,037  220,112
                                   ======   =======   ======   =======  =======
  December 31, 1995............... 63,791   270,427   36,928   100,719  270,427
                                   ======   =======   ======   =======  =======

 Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Unaudited)

  The Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves ("Standardized Measure") is a disclosure requirement under SFAS No. 69. The Standardized Measure does not purport to present the fair market value of proved oil and gas reserves. This would require consideration of expected future economic and operating conditions which are not taken into account in calculating the Standardized Measure.

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

  Under the Standardized Measure, future cash inflows were estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash inflows were reduced by estimated future production, development and abandonment costs based on year-end costs to determine pre-tax cash inflows. Future income taxes were computed by applying the statutory tax rate to the excess of pre-tax cash inflows over the Company's tax basis in the associated proved oil and gas properties. Tax credits and permanent differences were also considered in the future income tax calculation. Future net cash inflows after income taxes were discounted using a 10 percent annual discount rate to arrive at the Standardized Measure.

  Prior to 1995, the Company did not have any oil and gas producing activities outside the United States. Set forth below is the Standardized Measure relating to proved oil and gas reserves at December 31, 1995 and 1994:

                                                   1995
                                     --------------------------------
                                        U.S.    ARGENTINA    TOTAL       1994
                                     ---------- ---------- ---------- ----------
                                                   (IN THOUSANDS)
   Future cash inflows.............  $1,786,545 $1,083,551 $2,870,096 $1,483,854
   Future production costs.........     751,312    409,734  1,161,046    620,615
   Future development and
    abandonment costs..............     118,784    119,916    238,700    112,877
                                     ---------- ---------- ---------- ----------
   Future net cash inflows before
    income tax expense.............     916,449    553,901  1,470,350    750,362
   Future income tax expense.......     232,036     86,162    318,198    173,875
                                     ---------- ---------- ---------- ----------
   Future net cash flows...........     684,413    467,739  1,152,152    576,487
   10 percent annual discount for
    estimated timing of cash flows.     224,078    191,528    415,606    190,766
                                     ---------- ---------- ---------- ----------
   Standardized Measure of
    discounted future net cash
    flows..........................  $  460,335 $  276,211 $  736,546 $  385,721
                                     ========== ========== ========== ==========

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

 Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Unaudited)

  The following is an analysis of the changes in the Standardized Measure during 1995, 1994 and 1993:

                                                     1995      1994      1993
                                                   --------  --------  --------
                                                         (IN THOUSANDS)
   Standardized Measure--Beginning of year.......  $385,721  $339,701  $274,443
   Increases (decreases)--
     Sales, net of production costs..............   (93,483)  (82,065)  (68,328)
     Net change in sales price, net of production
      costs......................................   131,697    54,864  (101,453)
     Discoveries and extensions, net of related
      future development and production costs....     4,585     4,724     6,495
     Changes in estimated future development
      costs......................................   (31,210)  (17,276)   (4,709)
     Development costs incurred..................    37,600    20,228    10,195
     Revisions of previous quantity estimates....    59,319    34,428     9,021
     Accretion of discount.......................    44,699    35,078    33,594
     Net change in income taxes..................   (86,296)  (50,189)   50,421
     Purchase of reserves-in-place...............   311,449    47,718   152,712
     Sales of reserves-in-place..................      (661)     (694)   (1,838)
     Timing of production of reserves and other..   (26,874)     (796)  (20,852)
                                                   --------  --------  --------
   Standardized Measure--End of year.............  $736,546  $385,721  $339,701
                                                   ========  ========  ========

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1996
              (IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                  A S S E T S

CURRENT ASSETS:
 Cash and cash equivalents............................................ $  5,339
 Accounts receivable--
  Oil and gas sales...................................................   43,275
  Joint operations....................................................    5,360
 Prepaids and other current assets....................................   13,536
                                                                       --------
    Total current assets..............................................   67,510
                                                                       --------
PROPERTY, PLANT AND EQUIPMENT, at cost:
 Oil and gas properties, full cost method.............................  859,184
 Oil and gas gathering systems........................................   12,872
 Other................................................................    7,681
                                                                       --------
                                                                        879,737
 Less accumulated depreciation, depletion and amortization............  256,645
                                                                       --------
                                                                        623,092
                                                                       --------
OTHER ASSETS, net.....................................................   10,756
                                                                       --------
                                                                       $701,358
                                                                       ========

      L I A B I L I T I E S  A N D  S T O C K H O L D E R S'  E Q U I T Y

CURRENT LIABILITIES:
 Revenue payable...................................................... $ 18,910
 Accounts payable--trade..............................................   14,702
 Other payables and accrued liabilities...............................   21,103
 Current portion of long-term debt....................................    7,929
                                                                       --------
    Total current liabilities.........................................   62,644
                                                                       --------
LONG-TERM DEBT, less current portion above............................  336,380
                                                                       --------
DEFERRED INCOME TAXES.................................................   45,735
                                                                       --------
OTHER LONG-TERM LIABILITIES...........................................    3,081
                                                                       --------
MINORITY INTEREST IN SUBSIDIARY.......................................    2,286
                                                                       --------
STOCKHOLDERS' EQUITY, per accompanying statement:
 Preferred stock, $.01 par, 5,000,000 shares authorized, zero shares
  issued and outstanding..............................................      --
 Common stock, $.005 par, 40,000,000 shares authorized, 24,062,462 and
  23,661,162 shares issued and outstanding............................      120
 Capital in excess of par value.......................................  152,121
 Retained earnings....................................................   98,991
                                                                       --------
                                                                        251,232
                                                                       --------
                                                                       $701,358
                                                                       ========

           See notes to unaudited consolidated financial statements.

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                   FOR THE
                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                                1996      1995
                                                              --------  --------
REVENUES:
  Oil and gas sales.......................................... $185,847  $112,809
  Oil and gas gathering......................................   15,310     8,472
  Gas marketing..............................................   21,519    13,631
  Other income...............................................      659     1,461
                                                              --------  --------
                                                               223,335   136,373
                                                              --------  --------
COSTS AND EXPENSES:
  Lease operating, including production taxes................   67,606    47,520
  Oil and gas gathering......................................   12,838     6,636
  Gas marketing..............................................   19,885    12,210
  General and administrative.................................   12,026     8,258
  Depreciation, depletion, and amortization..................   51,313    36,875
  Interest...................................................   22,467    13,379
                                                              --------  --------
                                                               186,135   124,878
                                                              --------  --------
    Income before provision for income taxes and minority
     interest................................................   37,200    11,495
PROVISION FOR INCOME TAXES:
  Current....................................................    2,061       687
  Deferred...................................................    7,982     3,895
MINORITY INTEREST IN (INCOME) LOSS OF SUBSIDIARY.............     (361)      662
                                                              --------  --------
NET INCOME................................................... $ 26,796  $  7,575
                                                              ========  ========
NET INCOME PER SHARE......................................... $   1.10  $    .36
                                                              ========  ========
Weighted average common shares and common equivalent shares
 outstanding.................................................   24,454    21,322


           See notes to unaudited consolidated financial statements.

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                  CAPITAL
                                   COMMON STOCK  IN EXCESS
                                   -------------  OF PAR   RETAINED
                                   SHARES AMOUNT   VALUE   EARNINGS    TOTAL
                                   ------ ------ --------- --------  ---------
BALANCE AT DECEMBER 31, 1995...... 23,661 $ 118  $ 149,725 $ 74,117  $ 223,960
  Net income......................    --    --         --    26,796     26,796
  Exercise of warrants............    306     2      1,530      --       1,532
  Exercise of stock options and
   resulting tax effects..........     96   --         866      --         866
  Cash dividends declared
   ($.08 per share)...............    --    --         --    (1,922)    (1,922)
                                   ------ -----  --------- --------  ---------
BALANCE AT SEPTEMBER 30, 1996..... 24,063 $ 120  $ 152,121 $ 98,991  $ 251,232
                                   ====== =====  ========= ========  =========



           See notes to unaudited consolidated financial statements.

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                FOR THE
                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                          --------------------
                                                            1996       1995
                                                          ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income.............................................. $  26,796  $   7,575
 Adjustments to reconcile net income to cash provided by
  operating activities--
  Depreciation, depletion and amortization...............    51,313     36,875
  Minority interest in income (loss) of subsidiary.......       361       (662)
  Provision for deferred income taxes....................     7,982      3,895
                                                          ---------  ---------
                                                             86,452     47,683
  Decrease (increase) in receivables.....................    (3,763)     3,953
  Increase (decrease) in payables and accrued
   liabilities...........................................     4,340     (1,531)
  Other..................................................    (4,082)    (1,201)
                                                          ---------  ---------
    Cash provided by operating activities................    82,947     48,904
                                                          ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property, plant and equipment--
  Oil and gas properties.................................   (92,441)   (78,427)
  Other property and equipment...........................    (1,567)      (775)
 Purchase of additional interest in subsidiary...........    (5,213)   (41,594)
 Other...................................................    (1,478)      (129)
                                                          ---------  ---------
    Cash used by investing activities....................  (100,699)  (120,925)
                                                          ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Sale of common stock....................................     1,753        129
 Advances on revolving credit facility and other
  borrowings.............................................   108,048     88,410
 Payments on revolving credit facility and other
  borrowings.............................................   (87,614)   (14,061)
 Dividends paid..........................................    (2,514)    (1,344)
 Other...................................................       873        --
                                                          ---------  ---------
    Cash provided by financing activities................    20,546     73,134
                                                          ---------  ---------
Net increase in cash and cash equivalents................     2,794      1,113
 Cash and cash equivalents, beginning of period..........     2,545        431
                                                          ---------  ---------
 Cash and cash equivalents, end of period................ $   5,339  $   1,544
                                                          =========  =========

           See notes to unaudited consolidated financial statements.

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                  (UNAUDITED)

1. GENERAL

  The accompanying financial statements are unaudited. The consolidated financial statements include the accounts of the Company and its wholly- and majority-owned subsidiaries. Management believes that all material adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation have been made. These financial statements and notes should be read in conjunction with the 1995 audited financial statements and related notes included elsewhere in this Prospectus. Certain reclassifications have been made to the prior year financial statements to conform to the 1996 presentations. These reclassifications had no effect on previously reported net income or cash flow.

2. SIGNIFICANT ACCOUNTING POLICIES

 Statements of Cash Flows

  During the nine months ended September 30, 1996 and 1995, cash payments for interest totaled $19,141,953 and $14,161,441, respectively. During the nine months ended September 30, 1996 and 1995, cash payments for U.S. Federal and state income taxes totaled $700,000 and $545,453, respectively. Cash payments for Argentina withholding taxes totaling $64,949 were made during the nine months ended September 30, 1996. No cash payments were made for the nine months ended September 30, 1995, for foreign income taxes.

 Depreciation, Depletion, and Amortization

  Amortization per equivalent barrel of the Company's U.S. oil and gas properties for the nine months ended September 30, 1996 and 1995, was $3.76 and $3.87, respectively. Amortization per equivalent barrel of the Company's Argentina oil and gas properties for the nine months ended September 30, 1996 and 1995, was $4.18 and $4.29, respectively. The Company had no Argentina operations prior to July 1995.

 Income Taxes

  Deferred income taxes are provided on transactions which are recognized in different periods for financial and tax reporting purposes. Such temporary differences arise primarily from the deduction of certain oil and gas exploration and development costs which are capitalized for financial reporting purposes and differences in the methods of depreciation. The Company follows the provisions of Statement of Financial Accounting Standards No. 109 when calculating the deferred income tax provision for financial purposes.

  Earnings of the Company's foreign subsidiaries, Cadipsa S.A. and Vintage Oil Argentina, Inc., are subject to Argentina income taxes. Due to significant Argentina net operating loss carryforwards for both companies, the Company does not expect to pay any foreign income taxes related to these subsidiaries in 1996. No U.S. deferred tax liability has been recognized related to the unremitted earnings of these foreign subsidiaries, as it is the Company's intention, generally, to reinvest such earnings permanently.

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

3. LONG-TERM DEBT

  Long-term debt at September 30, 1996, and December 31, 1995, consists of the following:

                                                    SEPTEMBER 30, DECEMBER 31,
                                                        1996          1995
                                                    ------------- ------------
                                                          (IN THOUSANDS)
   9% Senior Subordinated Notes Due 2005, net of
    discount.......................................   $ 149,623    $ 149,592
   Bank revolving credit facility..................     164,800       74,300
   Bank term loan..................................         --        36,736
   5.92% Senior note...............................         --         9,948
   Subsidiary debt (a)--
     International Finance Corporation Notes.......      25,986       28,000
     Bank of Boston Senior note....................         --        20,000
     Other subsidiary debt.........................       3,900        5,200
                                                      ---------    ---------
                                                        344,309      323,776
   Less--Current portion of long-term debt.........       7,929        7,930
                                                      ---------    ---------
                                                      $ 336,380    $ 315,846
                                                      =========    =========

--------
(a) Subsidiary debt relates to borrowings of the Company's international subsidiaries and is non-recourse to the Company except for $9.2 million advanced by the International Finance Corporation.

 Bank Revolving Credit Facility

  The Company has available an unsecured revolving credit facility under the Credit Agreement dated August 29, 1996, as amended (the "Bank Facility"), among the Company and certain banks. The Bank Facility establishes a borrowing base (currently $305 million) based on the banks' evaluation of the Company's U.S. and certain Argentina oil and gas reserves.

  Outstanding advances under the Bank Facility bear interest payable quarterly at a floating rate based on Bank of Montreal's alternate base rate (as defined) or, at the Company's option, at a fixed rate for up to six months based on the eurodollar market rate ("LIBOR"). The Company's interest rate increments above the alternate base rate and LIBOR vary based on the level of outstanding senior debt and the portion of the borrowing base attributable to the U.S. reserves at the time. In addition, the Company must pay a commitment fee ranging from 0.250 to 0.375 percent per annum on the unused portion of the banks' commitment. Total outstanding advances at September 30, 1996, were $164.8 million at an average interest rate of approximately 6.5 percent.

  On a semiannual basis, the Company's borrowing base is redetermined by the banks based upon their review of the Company's U.S. and certain Argentina oil and gas reserves. If the sum of outstanding senior debt (excluding debt of the Company's foreign subsidiaries) exceeds the borrowing base, as redetermined, the Company must repay such excess. Any principal advances outstanding at October 1, 1999, will be payable in 12 equal consecutive quarterly installments commencing January 1, 2000, with maturity at October 1, 2002.

  The terms of the Bank Facility impose certain restrictions on the Company regarding the pledging of assets and limitations on, among other things, additional indebtedness and the payment of dividends and other distributions. In addition, the Bank Facility requires the maintenance of a minimum current ratio (as defined) and tangible net worth (as defined) of $200 million plus 75 percent of net proceeds of any future equity offerings.

                   VINTAGE PETROLEUM, INC. AND SUBSIDIARIES

4. SUBSEQUENT EVENTS

  On November 5, 1996, the Province of Santa Cruz, Argentina brought suit against Cadipsa S.A. in the Corte Suprema de Justicia de la Nacion (the Supreme Court of Justice of the Argentine Republic, Buenos Aires, Argentina), Dossier No. s-1451, seeking to recover approximately $10.6 million (which sum includes interest) allegedly due as additional royalties on four concessions granted in 1990 in which the Company currently owns a 100 percent working interest. The Company and its predecessors in title have been paying royalties at an eight percent rate; the Province of Santa Cruz claims the rate should be 12 percent. The amount of such claim will increase at the differential of these royalty rates until this claim is resolved. With respect to the 50 percent interest in the two concessions that the Company acquired from British Gas, plc, the Company believes that it is entitled to indemnification by British Gas, plc for any loss sustained by the Company as a result of this claim. Such indemnification equals approximately $4.0 million of the $10.6 million claim. The Company has no indemnification from its predecessors in title with respect to the payment of royalties on the other two concessions. Although the Company cannot predict the outcome of this litigation, based upon the advice of counsel, the Company does not expect this claim to have a material adverse impact on the Company's financial position or results of operations.

  On November 20, 1996, the Company purchased from Exxon Company, U.S.A. certain producing oil and gas properties and facilities located in south Alabama for approximately $28.2 million in cash, subject to post-closing adjustments. Funds for this acquisition were provided by advances under the Company's Bank Facility. The properties consist of all of Exxon's interests in two fields totaling approximately 5,000 net acres located in Escambia County in south Alabama and are now operated by the Company. Current net daily production from the properties averages approximately 1,450 barrels of oil and liquids and 2,800 Mcf of gas.

  Also during November 1996, the Company agreed to purchase 100% of the outstanding common stock of Shamrock Ventures Boliviana Ltd. ("Shamrock") from affiliates of Ultramar Diamond Shamrock Corporation for $29.0 million in cash. In addition, at closing on January 7, 1997, the Company repaid all of Shamrock's existing bank debt (approximately $9.2 million). Funds for the purchase of the stock and the repayment of debt were provided by advances under the Company's Bank Facility. Shamrock's assets include (i) oil and gas properties valued at $35.5 million (including the effect of approximately $6.6 million of deferred income taxes recorded under the purchase method of accounting), and (ii) inventory, receivables, cash and other assets net of liabilities (other than bank debt repaid at closing) of approximately $9.3 million. The Company has not completed its evaluations of the purchased assets and assumed liabilities; therefore, it has not completed the final purchase price allocation. The transaction is subject to government approval. The oil and gas properties of Shamrock consist of three blocks in the Chaco Plains area of southern Bolivia. The acquisition of Shamrock represents an extension to the Company's South American operating area that was initially established through a series of acquisitions in Argentina during 1995.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PER-SON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIR-CUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Certain Definitions.......................................................    2
Incorporation of Documents by Reference...................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................   11
Forward-Looking Statements................................................   15
Note Offering.............................................................   15
Use of Proceeds...........................................................   15
Capitalization............................................................   16
Price Range of Common Stock and Dividends.................................   17
Selected Financial and Operating Data.....................................   18
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Recent Acquisitions.......................................................   29
Business..................................................................   31
Management................................................................   50
Description of Capital Stock..............................................   53
Certain U.S. Tax Consequences to Non-U.S. Holders of Common Stock.........   55
Underwriting..............................................................   58
Legal Matters.............................................................   59
Experts...................................................................   59
Available Information.....................................................   60
Index to Financial Statements.............................................  F-1

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                [LOGO OF VINTAGE PETROLEUM, INC. APPEARS HERE]


                            VINTAGE PETROLEUM, INC.

                                ---------------


                               1,500,000 SHARES

                                 COMMON STOCK


                                  PROSPECTUS

                               JANUARY 31, 1997



                                ---------------

                            DILLON, READ & CO. INC.

                             SALOMON BROTHERS INC

                               SMITH BARNEY INC.

                         JOHNSON RICE & COMPANY L.L.C.

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